endurance

Specialty Holdings LTD


Probability
Normal
Loss Level
U/W Ratio
80.1%
$353m
Profit
-50
ear Loss
/W Ratio
112.0%
$201m
Loss
1-in-25
Year Loss
U/W Ratio
104.2%
$63m
Loss
1-in-10
Year Loss
U/W Ratio
93.7%
$119m
Profit
-200
0
200
400
600
Potential underwriting income and loss

underwriting return for 2005 of $353 million if 2005 is a year with normal loss activity. If 2005 is a year containing a level of losses expected to occur only once every 25 years, it is anticipated at this time to result in an underwriting loss to the Company of $63 million. It is important to note that the graph is based upon current estimates and expectations, and does not take into account Endurance's investment income or non-underwriting expenses. Further, Endurance's actual results, performance, or achievements may differ materially from the potential future results, performance, or achievements expressed or implied by the graph.

Over time the risk snapshot of the Company will change as Endurance's portfolio and market circumstances dictate. However, in each instance, Endurance can be expected to react to the information in the same way – by working to maximize the expected underwriting return of the Company, while ensuring that there is no unreasonable accumulation of loss potential in the Company's portfolio.

Underwriting risk profile

Insurance and reinsurance portfolio as of December 31, 2004


1-in-500
Year Loss
U/W Ratio
141.1%
$722m
Loss
1-in-250
Year Loss
U/W Ratio
131.1%
$542m
Loss
1-in-100
Year Loss
U/W Ratio
120.0%
$342m
Loss
-800
-600
-400

Taking an analytical approach to risk

Endurance has a practice of monitoring its portfolio of underwriting risks to ensure that at any point in time, the Company has accumulated a book of business that is both:

- Managed to limit the potential for individual large loss events or combinations of large loss events from destroying excessive amounts of Endurance's capital; and
- Constructed to generate appropriate expected underwriting returns on Endurance's capital.

This graph provides an efficient way of characterizing both aspects of risk management in one place. The graph provides a snapshot of Endurance's risk profile at December 31, 2004 and a probability distribution that captures the possible range of loss events that might occur in 2005, including the effect of those loss events on the premiums earned and losses and production costs incurred by the Company.

From the graph provided, one can see that Endurance's current risk profile suggests a potential

Endurance

We are a leading global provider of property and casualty insurance and reinsurance.

Using a highly analytical approach to risk, we help risk managers, reinsurance buyers and their brokers solve their insurance and reinsurance needs.

Endurance Specialty Holdings Ltd. (Endurance Holdings) currently writes property per risk treaty, property catastrophe reinsurance, casualty treaty reinsurance, property individual risks, casualty individual risks, and other specialty lines, through our four major platforms:

- **Endurance Specialty Insurance Ltd.** (Endurance Bermuda),
- **Endurance Reinsurance Corporation of America** (Endurance U.S.),
- **Endurance Worldwide Insurance Limited** (Endurance U.K.); and
- **Endurance U.S. Insurance.**

This is what makes us different...

Contents


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20
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0
2002
2003
2004
Diluted book value per share (U.S.$)


6
4
2
0
2002
2003
2004
Diluted earnings per share (U.S.$)


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10
0
2002
2003
Q1
Q2
Q3
Q4
2004
Annualized operating ROAE (%)

(in thousands of U.S.$, except for per share, percentage and ratio information)	**Year ended December 31, 2004**	Year ended December 31, 2003	Year ended December 31, 2002
Net income	355,584	263,437	102,066
Operating income	348,443	247,938	93,024
Gross premiums written	1,711,357	1,601,997	798,760
Total assets	5,225,838	3,458,964	2,054,594
Shareholders' equity	1,862,455	1,644,815	1,217,500
Return on beginning equity	**21.6%**	**21.6%**	**8.8%**
Per share			
Basic earnings per share	$5.66	$4.19	$1.74
Diluted earnings per share	$5.28	$4.00	$1.73
Diluted book value per share	$27.91	$24.03	$21.73
Dividends declared	**$0.81**	**$0.32**	**–**
GAAP			
Loss ratio	57.4%	56.5%	55.3%
Acquisition expense ratio	20.2%	19.6%	17.3%
General and administrative expense ratio	8.2%	8.6%	13.6%
Combined ratio	**85.8%**	**84.7%**	**86.2%**

promises made →

promises kept



> "Our strategy is simple: in every market in which we choose to compete, we will be a leader in our ability to analyze, understand and assume risk."

To our shareholders, customers and employees:

In just three years, we have established Endurance as a leading global insurance and reinsurance provider operating from platforms in Bermuda, the United States and the United Kingdom. We have assembled a management team with strong execution skills, transaction capabilities, and capital management experience. We have put in place a durable information technology infrastructure and control environment. Our Endurance team understands the key drivers of financial performance and has demonstrated the ability to build profitable lines of business. We underwrite 22 specialty lines of business, almost all of which earned an attractive return during 2004, which was a remarkable and active year for the Company.

In 2004, our second year as a public company, we wrote more than $1.7 billion in gross premiums, an increase of 7% from the previous year. Return on average equity for the year was 20%, exceeding the targets we had set at the start of the year. We completed a successful public offering of our founders' ordinary shares and established new credit and debt facilities totaling $1.1 billion. We entered new lines of business and augmented our underwriting capabilities in new markets. Continuing strong cash flows during the year enabled us to increase our cash and invested assets by $1.3 billion.

Our success in 2004 was evidence of our ability to execute our business model through different stages of the insurance cycle. Our strategy is simple: in every market in which we choose to compete, we will be a leader in our ability to analyze, understand and assume risk. Respected industry leaders head each of our operating subsidiaries and product lines. We approach each market as experts, bringing deep insight and knowledge to all of our businesses. We focus our underwriting expertise on select, profitable, specialty product lines, supported by a legacy-free balance sheet and centralized, state-of-the-art analytic expertise and technology. We identify and act on suitable external opportunities to grow our specialty insurance and reinsurance businesses.

Endurance is just past the half-way point of its initial five-year development phase. No business plan is ever realized exactly as written, but at this stage Endurance has achieved or exceeded all the goals we set when we founded the Company. Endurance is coming of age in a turbulent

" We focus our underwriting expertise on select, profitable, specialty product lines, supported by a legacy-free balance sheet and centralized, state-of-the-art analytic expertise and technology."


400
300
200
100
0
2002
2003
Q1
Q2
Q3
Q4
2004

1.1: **Net income**
(U.S.$m)


2,000
1,500
1,000
500
0
2002
2003
2004

1.2: **Gross premiums written**
(U.S.$m)


2,000
1,500
1,000
500
0
2002
2003
2004

1.3: **Growth in total capitalization**
(U.S.$m)

world, in an industry that faces challenge and change. To achieve our purpose, which is to create a lasting organization that will deliver on all its promises, our plans must be sufficiently flexible to accommodate change without sacrificing consistency. Our principle and philosophy based culture will continue to guide our strategic development.

In this, our second annual report, I would like to review the business that we have built and describe the logic of our strategy, past and future. I also want to underscore the significant milestones – financial, organizational, and competitive – that have marked our progress during this year.

2002/3: Establishment of a global leader

We started Endurance shortly after the tragic events of September 11, 2001, when our analysis revealed that a significant reduction in global insurance capacity would ensue. *The confluence of events created a unique opportunity* for Endurance to enter these markets and create value in a pricing environment that appeared both attractive and sustainable.

Our detailed plans for our first year of business, before seeking initial capital, were to create a solid franchise and establish the Company's name and reputation. Entrusted with $1.2 billion of new capital, we established a viable organization that started as it meant to continue: by taking the lead in whatever market segment it chose to enter. We sought to establish an organization capable of generating attractive returns for our shareholders *through a disciplined and* analytic approach to assuming risk. We wrote and acquired gross premiums of $799 million in 2002 and achieved net income of $102 million.

Our goal for 2003 was to lay the foundations for the growth that we envisaged in the years ahead, and to build a corporate structure suitable for the foreseeable future. We successfully managed an initial public offering of the Company's shares, achieved at a difficult time for the capital markets. Simultaneously, we built on our existing business and grew the Company. In 2003, we wrote and acquired more than $1.6 billion *in gross premiums. Our net* income was $263 million.

2004: Strengthening our credibility

Our ambitions for 2004 were to reinforce our position as a leading insurance and reinsurance market. We passed a severe test by extraordinary weather conditions in the third quarter. Endurance incurred losses from typhoons in Japan and the four hurricanes that tore through Florida and the Caribbean to such deadly effect. Unlike many of our competitors, we were able to meet our share of claims out of our third quarter earnings. We went on to achieve earnings better than those forecast at the start of the year.

In the fourth quarter, the appalling tragedy and human cost of the earthquake and tsunami in Asia filled our thoughts as the year came to a close, although the areas affected are not a significant market for our business.

Among our achievements in 2004 were:

- The successful diversification of our shareholder base, which was accomplished through:
  - A secondary offering of 9.8 million of our founders' shares in March 2004.
  - Our acquisition of two million shares from a founding shareholder in May 2004.
  - The completion in December 2004 of the sale of 9.8 million of our ordinary shares by Aon Corporation, our largest founding shareholder, to Goldman, Sachs & Co. in a block trade.
- The improvement of the Company's capital structure, which was accomplished through:
  - The completion in July 2004 of a public offering of \$250 million of 7% Senior Notes due 2034, which resulted in net proceeds to Endurance of approximately \$245 million.
  - The establishment of a three-year \$850 million revolving credit and letter of credit facility with a consortium of leading financial institutions.
- The focused development of our insurance and reinsurance operations, which was accomplished through:
  - The acquisition by Endurance U.S. of the majority of XL Re America's surety reinsurance business, representing more than \$50 million of expiring premium, on a prospective basis through a renewal rights purchase agreement. A number of key personnel joined Endurance U.S. from XL Re in support of this transaction.
  - The formation of a new underwriting unit specializing in Agribusiness reinsurance. The Agribusiness unit established by Endurance U.S. provides traditional reinsurance for crops and livestock, and is concentrating on the development of specialty yield and revenue products for the agriculture industry.
  - The successful expansion of both our Marine & Energy business, and our Accident Reinsurance unit, which were established late in 2003.
  - The establishment of a licensed branch office in Toronto, Canada. Our Canadian branch office has initially focused on treaty reinsurance business for Canadian cedants, with a primary focus on property treaty. The office is building on existing core business developed through the 2003 renewal rights transaction with Hartford Fire Insurance Company.

Industry initiatives

No review of 2004 would be complete without mention of external reviews into a range of insurance industry practices. From the day we started Endurance, as a matter of principle, we have believed in dealing ethically, honestly and transparently with all our constituencies. The Company has strived to consistently live up to these expectations. From the very beginning, we have at all times applied public company standards of governance to all our policies and procedures. The Company's formal Code of Business Conduct and Ethics and our Corporate Governance Guidelines may be viewed on our website at www.endurance.bm.





2005: Sustaining success

Sections of our industry are beset by structural shortcomings: reserve deficiencies are widespread, and many of our competitors' balance sheets are weak due to legacy issues that continue to trouble the industry. By contrast, the financial strength of Endurance has grown consistently since the Company was founded.

In 2005 and beyond, we intend to:

- Continue to generate an attractive return on equity for our shareholders;
- Build our U.S. insurance operations into a strong and significant contributor to the Company's overall return;
- Maintain our disciplined and analytical approach to the businesses we operate; and
- Continue to seek out and identify new opportunities for specialty insurance and reinsurance that are consistent with our existing operations.

Endurance has performed well throughout the first three years of its existence. That is due in no small measure to the team of talented people we have assembled, which is equipped with the ability to achieve success regardless of market conditions. To each of them, and to our Board of Directors and customers, I extend hearty thanks.

The Endurance story is really just beginning.

Very sincerely yours,

Kenneth J. LeStrange

Kenneth J. LeStrange
Chairman, President & Chief Executive Officer,
Endurance Specialty Holdings Ltd.

Endurance Executive Team *pictured left to right;* **Michael Fujii** President and Chief Executive Officer, Endurance U.S. Insurance; **John Del Col** General Counsel and Secretary, Endurance Holdings; **James Kroner** Chief Financial Officer, Endurance Holdings; **Mark Boucher** Chief Executive Officer, Endurance U.K.; **Steven Carlsen** Chairman, Underwriting Committee; Chairman, Endurance Services; Chairman, Endurance U.S.; **William Jewett** President, Endurance U.S.; **David Cash** President, Endurance Bermuda; Chief Actuary & Chief Risk Officer, Endurance Holdings; **John O'Connor** President and Chief Operating Officer, Endurance Services; **Thomas Bell** Executive Vice President, Endurance Holdings understand life :

understand risk

"We understand the importance and power of risk diversification – geographically, by line of business, by coverage, and by production source."



Endurance has developed a technical, underwriting-based culture that relies on strong systems, controls, and infrastructure. Our strategy in assembling and growing our portfolio has been to identify business segments that offer suitable opportunities to apply our expertise. We only underwrite those risks that provide sufficient information to permit a thorough underwriting and actuarial analysis. An ongoing review process allows us to reallocate capital as different businesses become relatively more or less attractive.

Portfolio approach

We have adopted a portfolio underwriting strategy. We understand the importance and power of risk diversification – geographically, by line of business, by coverage, and by production source. Properly managed diversification allows Endurance to produce more stable results and a superior risk-adjusted return on our capital. The portfolio approach also offers powerful tools for managing the Company through the market cycles that inevitably impact our industry. Pricing

Pictured left; **Andree Thorpe**, Vice President, Direct Property, Endurance Bermuda; **Bin Zhang**, Vice President, Agricultural Reinsurance, Endurance U.S.



Geographic spread of business

a	U.S.	57%
b	Worldwide	25%
c	Europe	9%
d	Japan	2%
e	Canada	1%
f	Other	6%



Individual product line distribution

a	Property Per Risk	26%
b	Property Cat	14%
c	Casualty Treaty	26%
d	Property Individual Risk	7%
e	Casualty Individual Risk	14%
f	Aero & Other Specialty	13%

and terms and conditions often do not move in the same direction simultaneously across all our lines of business; each has its own rhythms and patterns, its own micro-cycles. Endurance has built the ability and flexibility to expand and contract its underwriting by segment as market conditions require.

Business segment review

Property per risk treaty reinsurance

Endurance reinsures individual property risks such as buildings, structures, equipment, business interruption and contents that are protected by primary insurers. The portfolio includes proportional and excess of loss contracts covering personal, commercial and industrial exposures. We assume these risks on a treaty basis. Endurance maintains a highly diversified portfolio of contracts covering claims from our ceding companies' underlying policies. These policies cover exposures such as fire, explosion, collapse, riot, vandalism, wind, tornado, flood, and earthquake. Endurance's maximum limits capacity on any one program in this segment is $30 million.

Property catastrophe reinsurance

Endurance reinsures ceding company clients' exposures to catastrophic events, such as hurricanes, typhoons, earthquakes, floods, tornados, hailstorms, and conflagration, on a treaty basis. We maintain a geographically diversified portfolio of reinsurance contracts that incur losses when catastrophic events impact multiple risks or insureds. Endurance requires highly detailed exposure data and is able to customize each program based on its inherent risk profile and its degree of correlation with Endurance's portfolio of other risks. Our maximum capacity limit on any one program in this segment is typically $30 million per event.

Casualty treaty reinsurance

Our Casualty Treaty Reinsurance segment reinsures third party liability exposures from ceding companies on a treaty basis. The exposures that we reinsure include automobile liability, general liability, professional liability, directors' and officers' liability, umbrella and workers' compensation. While the main focus is business written on an excess of loss basis, we consider pro rata business where appropriate, most often of portfolios that are, themselves, written on an excess of loss basis.

Our Casualty Treaty business includes frequency- and severity-exposed contracts. The frequency-exposed contracts assume risk from the individual policies written by our ceding company clients. The severity-exposed casualty business typically covers claims across a number of underlying insurance policies arising out of a single event (such as a "clash" loss across multiple policies or even lines of business) or multiple injuries or deaths associated with workers' compensation coverages. Endurance's maximum capacity limit for casualty treaty business is $30 million, but we rarely allocate capacity over $15 million.

Property individual risk

Our Property Individual Risk team underwrites property programs for Fortune 1000 and other commercial and industrial insureds with sound risk management philosophies. Risks are written on a direct insurance

"Endurance has built the ability and flexibility to expand and contract its underwriting by segment as market conditions require."



or facultative reinsurance basis. Often the risks we insure are of sufficient magnitude to require the participation of multiple insurers and reinsurers to accommodate capacity needs. Our risks in this segment are highly diversified across a range of industries including real estate, retail, manufacturing, chemical, financial, utilities, telecommunications, construction and civil engineering, municipalities and institutional properties. Capacity is $50 million maximum per risk, but is limited to $15 million maximum per risk in critical catastrophe zones.

Casualty individual risk

Our Casualty Individual Risk segment comprises the Excess Casualty Insurance, Healthcare and Professional Lines Insurance product lines.

Excess casualty insurance

Our Excess Casualty Insurance team provides third party liability insurance for a wide range of industry groups. Our clients are typically Fortune 1000 companies with sophisticated risk management practices that generally retain large portions of their own risk and purchase large insurance limits. Our minimum attachment point for this segment is $25 million and our average attachment point is in excess of $100 million.

Healthcare

Endurance's Healthcare Professional Liability department offers third party excess liability coverage for hospitals, providing both direct insurance and

Pictured left; **Kimberly Morgan**, Vice President, Healthcare, Endurance Bermuda

Exploring niche markets:

Risk selection in the healthcare business.

We have allocated capital to smaller niche markets where we believe we can apply our basic operating principles and expertise to achieve a sustainable advantage.

One successful niche market that Endurance has entered is Healthcare Professional Liability, which we underwrite from our Bermuda offices.

Focus on a specific niche

Our Healthcare Professional Liability business is intentionally focused on excess hospital professional liability insurance and reinsurance, which is a narrow specialty within the medical malpractice market. Our clients are large institutional healthcare providers such as hospital groups, university teaching hospitals and integrated healthcare delivery systems. We do not underwrite stand-alone individual physicians, physician groups or other healthcare professionals. All of our business in this segment is written on a claims-made basis, with an average attachment point of approximately $25 million.

We saw an opportunity in Healthcare Professional Liability because our analysis indicated that by combining several of our disciplines we could field the most knowledgeable team of underwriters in that market. The Healthcare Professional Liability team gelled quickly and efficiently, and has developed a keen sense of what types of business are complementary.

Greater knowledge yields better results

Endurance takes a deeply technical approach to Healthcare Professional Liability. Many companies track only claims they have paid or defended, since the data is already captured in their systems. They become experts solely through their own experience. We believe that the more information we have about all claims, not just our own, the better our understanding and analysis of our clients' risks. Endurance has amassed a proprietary database including detailed information on more than 400,000 claims and their underlying exposures. Our Healthcare Professional Liability team is able to analyze new and existing risks in extremely sophisticated ways, drilling down into subtle differences in risk profiles.

Our approach required us to adopt a somewhat contrarian attitude to conventional wisdom at the time we started our Healthcare Professional Liability business. Our analysis revealed that market indicators were pointing in a different direction from published results, and that opportunity existed where others did not see it.

" Our Healthcare Professional Liability team is able to analyze new and existing risks in extremely sophisticated ways, drilling down into subtle differences in risk profiles."

The development and success of our Healthcare Professional Liability book arose because we were able to bring intellectual and financial capital to a focused opportunity and execute efficiently from the outset. Our strategic method demands that we seek out opportunities and think creatively about ways to conduct our business in which we can be confident of success.


a
b
c
d
e

Sources of business		
a	Aon	31%
b	Marsh	28%
c	Willis	13%
d	Benfield	9%
e	Other	19%

"Properly managed diversification allows Endurance to produce more stable results and a superior risk-adjusted return on our capital."

reinsurance to captive insurance companies. Typical clients are multi-hospital systems, academic medical centers and integrated healthcare delivery systems that are sophisticated purchasers who retain large portions of their own risk, practice strong clinical risk management and claims management, and purchase large limits.

We do not write stand-alone individual physicians, physician groups or other healthcare professionals. We write all of our business on a claims-made basis with an average attachment point of approximately $25 million.

Professional lines insurance

Endurance's Professional Lines team provides a range of specialized products including directors' and officers' liability, errors and omissions insurance and employment practices liability. We target clients with strong, stable financial positions, paying particular attention to liquidity, solvency margins and profitability. Business in this segment is almost exclusively written on a claims-made basis and we require a minimum attachment point of $25 million. Our clients typically purchase large insurance limits on a layered basis, and our average attachment point has been approximately $120 million.

Aerospace and other specialty lines

Aerospace

Endurance's Aerospace department underwrites proportional and non-proportional insurance and reinsurance for airline hull and liability, aircraft manufacturers' products liability, and general aviation risks. We provide coverage across a wide spectrum of exposures encompassing major carriers and corporate and private aircraft. We work with clients who have the data, engineering and evaluation skills to enable us to successfully underwrite these unique exposures.



c
a
b

Risk exposure

a Property	48%
b Casualty	44%
c Other Specialty	8%



a
b

Lines of business

a Reinsurance	76%
b Insurance	24%

Marine & energy reinsurance
Endurance writes all lines of traditional marine and energy business on a proportional and non-proportional basis. Endurance provides lead terms to the subscription market and acts as a stand-alone reinsurer. Our Marine & Energy team provides coverage globally.

Personal accident reinsurance
Endurance provides reinsurance for accidental death exposures along with accident medical and disability coverages. We provide per person and catastrophe reinsurance for life insurance companies and special risk writers on both a treaty and facultative basis. We consider specific peril covers as well as all perils and work with ceding companies to design products to complement their existing offerings. We also write Industrial Aid and Defense Base Act exposures for Workers' Compensation writers.

New lines of business

In the fourth quarter of 2004, we announced that we were expanding our lines of business to include Surety and Agribusiness.



Pictured right; **Paul Upton**, Global Head of Marine and Energy, Endurance U.K.; **Richard Coxon**, UK National Business Manager, Endurance U.K.

insight <

analysis

" **Endurance applies its analytic resources at the inception of each opportunity, which provides transaction pricing and structuring leadership to our business partners...**

Endurance has created an underwriting strategy built around specialty business segments where we believe our expertise, experience and analytical capabilities provide competitive advantage. We assess, analyze and price each risk according to our own standards. We track and understand risk correlation between individual risks within each segment as well as across our portfolio. Endurance *applies its analytic resources at the* inception of each opportunity, which provides transaction pricing and structuring leadership to our business partners and a disciplined and consistent approach to risk taking for our shareholders.

Our specialized underwriting strategy has been highly successful during the Company's first three years of operation. In 2004, we earned underwriting profits in almost every segment. Our overall GAAP combined ratio was 85.8% on $1.6 billion of earned premium. We finished 2004 with enhanced underwriting and actuarial capabilities, fully operating and refined risk modeling and data systems, and $898 million of unearned premium from insurance and reinsurance contracts that we underwrote during the last two years.

Risk diversification

Endurance has established four operating platforms. In Bermuda, we currently focus on high severity business (such as property catastrophe and other catastrophic exposures) as well as risks that we believe are best underwritten with limited regulation of pricing and coverage terms and conditions (such as Fortune 1000 excess casualty, hospital professional liability and directors' and officers' liability risks). Our U.K. company and our U.S. reinsurance company write more loss frequency-exposed business, applying the onsite underwriting, actuarial and claims management disciplines that are critical to controlling this business. In our reinsurance business, we target ceding company clients with strong financial positions, sophisticated actuarial capabilities, the ability to monitor and react to shifts in pricing and coverage, experienced claims management skills and substantial net retentions. Our newly launched U.S. insurance company will focus on key areas of specialization within the property and casualty insurance arena.

We also assess the balance of our portfolio in other ways:

- Our geographic spread of business in 2004 was: 57% United States, 25% worldwide, 9% Europe, 2% Japan, 1% Canada, and 6% other.
- In 2004, 76% of Endurance's gross premiums came from reinsurance, and 24% from insurance activities.
- Of $1.7 billion of total gross premiums written in 2004, 48% were derived from property lines, 44% from casualty lines, and 8% from specialty lines.
- In 2004, 31% of Endurance's gross premiums were sourced from Aon, 28% from Marsh, 13% from Willis, 9% from Benfield, and 19% from other sources.

...and a disciplined and consistent approach to risk taking for our shareholders."

Risk *management techniques*

Our diversified portfolio requires active, customized management techniques. For example, we price and monitor our risk accumulations in the Property Catastrophe Reinsurance segment through a suite of proprietary and commercially available catastrophe modeling software. These simulation models are particularly effective at estimating loss frequency and severity for each of our clients. Our proprietary software is used to prepare highly detailed exposure data obtained from our clients for use in these models. This policy data is often accumulated at the zip code or postal code level, occasionally even down to the street address or precise latitude and longitude of the insured risks.

More importantly, our proprietary software also allows us to assemble our contracts into a single portfolio, carefully calculating the degree of correlation each existing and prospective contract has with the remainder of our business. This data provides critical information on the level of risk we assume and the amount of capital required to support each agreement.

Our risk management techniques do not extend solely to our property catastrophe data gathering and modeling. Examples of techniques we employ in other areas of our business include:

- Our Excess Casualty Insurance segment is especially dependent on careful policy wording construction, risk-by-risk decision-making, and monitoring of sector exposures.
- With a proprietary database including detailed information on more than 400,000 claims worldwide, Endurance's Healthcare Professional Liability team is able to underwrite new and existing business with unique insights on exposure and claims mitigation.



Pictured above; **Jeff Clements**, Senior Vice President, Actuarial, Endurance Bermuda; **Andy Kudera**, Chief Reserving Actuary, Endurance Services


Wind speeds
5 >155mph
4 131-155mph
3 111-130mph
2 96-110mph
1 74-95mph
Tropical Storm
Tropical Depression
Nashville
TENNESSEE
Memphis
NORTH CAROLINA
Raleigh
Columbia
SOUTH CAROLINA
Atlanta
MISSISSIPPI
Jackson
Montgomery
ALABAMA
Savannah
GEORGIA
Jacksonville
Tallahassee
FLORIDA
Orlando
New Orleans
Tampa
ATLANTIC OCEAN
BAHAMA ISLANDS
Miami
Nassau
MEXICO
Havana
CUBA
Camagüey
GREATER
JAMAICA
Kingston
George Town
CAYMAN ISLANDS
Mérida
Yucatan Peninsula
Campeche
MEXICO
CARIBBEAN SEA
Belize City

Hurricane Charley: 150mph
Location of U.S. landfall: Cayo Costa, Florida
Date: 13 August 2004
Industry loss: $7.4 billion

Hurricane Frances: 145mph
Location of U.S. landfall: Hutchinson Island, Florida
Date: 5 September 2004
Industry loss: $4.4 billion

Hurricane Ivan: 165mph
Location of U.S. landfall: Gulf Shores, Alabama
Date: 16 September 2004
Industry loss: $6.0 billion

Hurricane Jeanne: 120mph
Location of U.S. landfall: Hutchinson Island, Florida
Date: 26 September 2004
Industry loss: $3.2 billion


TURKS & CAICOS ISLANDS
Santo Domingo
HAITI
Port-au-Prince
DOMINICAN REPUBLIC
ANTILLES

Using technology:

Our unique approach to risk management.

In the third quarter of 2004, four hurricanes – Charley, Frances, Ivan and Jeanne – made landfall in the United States within a six-week period.

More than 150 lives were lost in the U.S., and as many as 3,000 died in the Caribbean as a result of the storms. Accumulated losses for the entire insurance industry from the four hurricanes are estimated at approximately $25 billion. The four storms each ranked among the six costliest to the insurance industry in recorded history. Property Catastrophe Reinsurance is a core line of business for Endurance. Major catastrophes happen irregularly but they can cause tremendous damage and financial loss. Our challenge is to assemble and price a portfolio of exposures so that when such events occur, Endurance has adequate capital to meet its obligations as well as to achieve an appropriate return for the capital at risk.

We incurred gross claims currently estimated at $170 million from the four hurricanes, and made provisions for these claims out of third quarter earnings (with some modest reserve strengthening in the fourth quarter). The losses we incurred were in line with our expectations. While the storms reduced our 2004 profitability, they did not cause Endurance's projected return on equity for the year to be lower than the previously forecasted range.

> "We have always focused on the possibility, in fact the likelihood, of multiple events."

Endurance's business strategy passed the test posed by the four hurricanes because of the risk assessment plans Endurance incorporated into its business model from its earliest days. We combine vendor catastrophe models with proprietary aggregate monitoring and capital allocation tools and we adhere to our standards. Our portfolio approach to the risks we manage enhances our diversification into different lines of business and geographical areas. This reduces the potential impact of unusual losses or series of losses in any one segment of our portfolio. Our mix of insurance and reinsurance, and short-tail and long-tail business, is also part of the balancing process and we have always focused on the possibility, in fact the likelihood, of multiple events.

A skillfully diversified portfolio is best able to withstand unusual losses in particular lines of business. Although concerned by the effects of the storms, we were greatly encouraged by the validation of our approach to low-frequency, high-severity events, which allowed us to outperform many of our industry peers with exposure to the same events.

Pictured below; **John Martin**, System Architect, Endurance Bermuda;
Gina Smith, Assistant Vice President and Actuary, Endurance Bermuda



- Our Aerospace department carefully monitors our commitments by original insured down to specific aircraft and type in order to control our maximum exposures by airline and major manufacturer within any one event. Endurance maintains an extensive database of historical aviation claims, exposures and program structures.
- We rely heavily on scientific crop and weather pattern information to underwrite our Agriculture business.

Risk management philosophy

Risk management is largely a science, and partly an art. Superior returns are achieved when the balance between the two is well aligned. We are very engaged in technical analysis but bring our own experience and instincts to bear. We seek serious actuarial involvement rather than tolerate it.

We take great care in our risk selection, and equal care to monitor the portfolio overall, because risks change over time and interact with each other in ways that cannot be fully understood outside the context of our entire business.

Our clients mold their risks, seeking different or specific coverages to enable them to achieve their desired risk profile. Many of our larger corporate clients have their own risk management teams, who select and allocate risk, just as our reinsurance clients and their brokers tailor the risks they offer. We craft and refine our portfolio to account for the specific

"Our proprietary software is used to prepare highly detailed exposure data, often accumulated at the zip code or postal code level, occasionally even down to the street address or precise latitude and longitude of the insured risks."

risks we write, rather than adopting industry standards expected from particular lines of business. These efforts result in a more balanced portfolio for Endurance, which we expect to lead to improved returns, and lower earnings volatility.

Data selection

We price our contracts using real fundamental exposures. This technique, which was first developed in the property catastrophe market, has meaningful application in many of our lines of business. On a portfolio basis, we are increasingly making the transition to the combination of fundamental insight and the use of analytic models that are unique to Endurance.

As our data systems grow, we are also increasingly able to apply similar basic assumptions across our entire portfolio, rather than reinventing them every time a new risk is considered. The process of developing a new business paradigm requires patience, and a common understanding of the ultimate goal among the risk management team. Although Endurance is only three years old, many of us have worked together before, and we share an attitude to risk that embraces this fundamental approach. A fine balance exists between perfect and sufficient data. We understand the implications of this compromise, and are continually adding to our databases in each of our lines.

2005 and beyond

We believe that we are in the right lines of business, with the right people, to give Endurance the best opportunities for future performance. We understand that markets move and risk changes, and believe that Endurance is ready to perform at its best through the stages of the insurance and reinsurance cycles.

Pictured below; **Cynthia Liu**, Pricing Actuary, Endurance U.K.; **Alison Smith**, Risk Analyst, Endurance U.K.



[strength]

iquidity

"...we believe it is in the best interests of Endurance and its shareholders that capital in excess of prudent and conservative levels be returned to shareholders, rather than held as excess capital."



Our capital management strategy is built upon our belief that throughout an underwriting cycle, the strong profitability of the businesses that we have built will generate more capital than can consistently and efficiently be utilized, given the cyclical nature of the industry. For that reason, we believe it is in the best interests of Endurance and its shareholders that capital in excess of prudent and conservative levels be returned to shareholders, rather than held as excess capital.

Capital management initiatives

At Endurance, capital management continued to be a major element of our strategy in 2004. We undertook a number of transactions and actions designed to optimize our utilization of capital, increase our financial flexibility, reduce our cost of capital, expand our access to the capital markets, and continue our evolution from a privately owned company to a broadly held public institution. Among the capital management transactions completed in the year:

Increasing the public float

- In March, we completed a secondary public offering of 8.9 million of Endurance's ordinary shares, which were sold by certain of the Company's founding shareholders. The underwriters of the offering exercised their option to purchase an additional 945,000 ordinary shares, which

Pictured left; **Jennifer Morgia**, Legal Administrator, Endurance U.S.; **Andrew Noga**, Senior Vice President and General Counsel, Endurance U.S. Insurance brought the total number of shares sold in Endurance's secondary offering to 9.8 million.

- In December, Aon Corporation chose to sell almost all of its directly owned shares, while retaining its warrants to purchase ordinary shares, resulting in an offering of 9.8 million shares to public investors in a block trade for $321 million.
- As a result of these transactions, at December 31, 2004, 51% of Endurance's ordinary shares were in the hands of public investors.

Repurchases of ordinary shares

- In May, Endurance repurchased two million of its ordinary shares from a founding shareholder. The purchase price totaled $65 million at a price per share of $31.78, representing a 1% discount to the closing price for the ordinary shares on the date of the transaction.
- To provide liquidity to public investors, the Company also initiated a share repurchase program during 2004. The Board of Directors authorized Endurance to repurchase up to two million of its ordinary shares in public markets and private transactions under this program. By year end 2004, Endurance repurchased 806,800 shares for $27 million under this program.



Pictured right; **Saima Haider**, Claims Data Coordinator, Endurance U.S.; **Robert Consolini**, Claim Analyst, Endurance U.S.; **Jeffrey Kaser**, Vice President and Counsel, Endurance Bermuda

Capital management

Our capital management strategy.

In 2004, Endurance generated an operating return on equity of 20%. We are proud of this achievement, particularly in a year of record catastrophic losses.

This strong result was largely driven by our underwriting profitability and by capital management decisions made in 2004 and prior years.

Managing return on equity

Our capital management strategy is driven by our belief that return *on equity is optimized through the active* management of both the "return" in "return on equity," through the management of the underwriting and investment portfolios, and the "equity," the capital deployed in the business. We believe the best returns are generated by maintaining appropriately conservative levels of capital, while returning excess capital to our shareholders.

We have set a goal of generating 15% or better return on equity throughout the underwriting cycle. We recognize that in the cyclical property casualty business, our growth will likely consume capital at less than a 15% rate. Consequently, we generate excess capital. Rather than squander it by aggressive underwriting or other means, we take the view that excess capital should be returned to our shareholders.

Since Endurance was formed, we have repurchased $212 million in stock and paid $71 million in dividends. At the same time, we have grown our capitalization (debt plus equity) *from $1.2 billion at inception* to $2.3 billion as of year-end 2004. We generated $500 million in additional capital in 2004, despite returning $142 million to our shareholders.

We understood at the time Endurance was established that we would *generate excess capital relatively early* in the Company's life. Many of our financial processes and systems were built to monitor and manage our capital as efficiently as possible.

Capital management strategy

Our capital management strategy *rests on five pillars. All of our capital* management activities in 2004 were aimed at reinforcing these pillars, and included:

- *fully utilizing our capital;*
- accurately measuring the capital consumed by our underwriting and investment activities;
- understanding the amount of capital that outside constituents require us to maintain;
- optimizing the cost, mix and access *to various forms of debt and equity* capital; and
- optimizing the form in which capital is returned to shareholders.

We started Endurance with significant excess capital of $1.2 billion in order to enhance our clients' comfort as to our financial strength. Since then, we have actively grown our business organically and through acquisitions. In 2004, we announced several

Debt and financial strength ratings	A.M. Best	Moody's	Standard & Poor's
Endurance Holdings			
Senior Unsecured Debt	**bbb**	**Baa1**	**BBB**
Endurance Bermuda			
Financial Strength	**A**	**A2**	**A-**
Endurance U.S.			
Financial Strength	**A**	**A2**	**A-**
Endurance U.K.			
Financial Strength	**A**		**A-**

initiatives that increased capital utilization, including the formation of our U.S. insurance business, the acquisition of the XL Re Surety reinsurance team, and the hiring of the Agricultural underwriting team.

Using proprietary risk management systems, we dedicate significant resources in our risk management and actuarial practices to measuring our capital consumption. In particular, we dedicate considerable resources to tracking our catastrophe risk exposures. Our risk management systems were tested by the 2004 hurricane season and performed beyond our expectations.

our weighted average cost of capital. In August, we replaced our existing one-year $500 million bank credit facility with a three-year $850 million bank credit facility. This credit facility provides us with meaningful letter of credit capacity, as well as revolving credit liquidity to take advantage of market opportunities.

We also focused in 2004 on the appropriate means of returning capital to shareholders. We believe that the growth of the Company's book value per share is the best long-term measure of our performance. Consequently, we believe that capital management decisions should benefit shareholders from the perspective of book value per share

"... we believe that capital management decisions should benefit shareholders from the perspective of book value per share growth plus cumulative dividends in a two to three year timeframe."

growth plus cumulative dividends in a two to three year timeframe. Purchasing shares at a significant premium to book value depresses the growth of book value per share because of the premium paid. When we weighed these factors, we determined that the appropriate break-even point between share repurchases and dividends was 1.3 to 1.4 times book value. At a share price above that level, we tend to favor dividends, both increases in the regular dividend and special dividends, over share repurchases. At lower price to book multiples we favor repurchases. Given our valuation throughout 2004, most of our capital management was weighted towards repurchasing of stock. During the year, we repurchased $92 million in stock and paid dividends of $50 million.

We have maintained an active dialogue with the rating agencies. In 2004, Endurance was among a small number of companies whose ratings outlook was upgraded to "Positive" by Standard & Poor's. We recognize that our start-up nature is factored into our ratings and maintain conservative capitalization beyond our indicated ratings to provide increased comfort.

Major 2004 transactions

In 2004, we lowered our cost of capital and increased our financial flexibility in two transactions. In July, we raised $250 million by issuing 30-year bonds at a 7.1% effective rate. This allowed us to take advantage of attractive long-term interest rates while lowering

"We undertook a number of transactions and actions designed to optimize our utilization of capital, increase our financial flexibility, reduce our cost of capital, expand our access to the capital markets...



Dividends

In 2004, Endurance paid dividends to its shareholders totaling 81 cents per share or $50 million. In 2003, dividends per share totaled 32 cents per share or $21 million. This increase was due to our evaluation of Endurance's capital needs based upon significantly increased earnings in 2004.

Reducing the cost of capital with a 30-year debt offering

In July, we took advantage of low interest rates to issue $250 million in principal amount of 7% Senior Notes. The notes were initially offered to the public at a price of 99.1% of their principal amount, providing an effective yield of 7.1%. Unless previously redeemed, these notes will mature on July 15, 2034. We used a portion of the net proceeds to repay an existing $103 million term loan then outstanding under our bank credit facility, and the remainder to increase the overall capitalization of the Company. This transaction allowed us to raise long-term capital at highly attractive rates and improve the efficiency of Endurance's capital structure.

Pictured left; **Emily Canelo**, Executive Vice President and General Counsel, Endurance U.S.; **Daniel Lurie**, Vice President, Associate General Counsel, Endurance Services; **Ron Theleen**, Vice President, Associate General Counsel, Endurance U.S.

...and continue our evolution from a privately owned company to a broadly held public institution."

Increasing financial flexibility by expanding the credit facility
In August, upon the expiry of our previous term loan and credit facility, we entered into a three-year $850 million revolving credit and letter of credit facility with a consortium of leading financial institutions. The full amount of the credit facility may be used to issue letters of credit or for revolving credit borrowings. This new facility provides Endurance with significant financial flexibility, liquidity and letter of credit capacity to support our clients' needs. The transaction created a low cost vehicle for funding potential business and capital management opportunities without requiring us to hold a significant amount of excess capital.

Increasing capital utilization through three strategic initiatives
During the year, we continued to increase the utilization of capital to fund the Company's continuing growth. We announced three strategic initiatives to expand the Company's business during 2004.

Agricultural team: In September, we entered a new line of specialty reinsurance business when a team of highly experienced underwriters focusing on agricultural reinsurance joined us from one of our competitors. This team applies a highly analytical, data- and model-driven approach to underwriting which highly complements our analytical style.

Surety reinsurance: In September, Endurance U.S. entered into an agreement to acquire the majority of the surety reinsurance business of XL Re America. We acquired this book of business on a prospective basis through a renewal rights purchase agreement. Over $50 million of expiring premium was subject to this agreement. The business acquired in this transaction complemented our customer relationships and geographic reach, and is expected to be immediately accretive to earnings.

A number of executives joined Endurance U.S. as a result of the acquisition. The team members' specialized approach to the surety reinsurance business, and their extensive knowledge of the marketplace, fits very well with our overall underwriting strategy and technical approach.

Insurance company initiative: In October, Michael Fujii joined the Company to head up our U.S. insurance company operations. In 2005, Michael and his team will focus on finding specialized primary insurance opportunities that meet our strict underwriting criteria. This should allow us to diversify our client base and distribution in lines of business that complement our existing specialty insurance and reinsurance business.



Pictured above; **Alan Barlow**, Head of Claims, Endurance U.K.

growth +

opportunity

Key highlights in 2004 included:

Gross written premiums of $1.7 billion	up 7%
Net earned premiums of $1.6 billion	up 39%
Underwriting income of $231.8 million	up 29%
Net income of $355.6 million	up 35%
Total assets of $5.2 billion	up 51%
Invested assets of $3.9 billion	up 47%
Total shareholders' equity of $1.9 billion	up 13%
Fully diluted book value per share of $27.91	up 16%
Return on equity of 20%	
GAAP Combined ratio of 85.8%	


17.5%
5.0%
Investment Leverage 1.48x
12.5%
Operating Leverage 0.82x
20.2%
7.0%
Investment Leverage 1.87x
13.2%
Operating Leverage 0.93x
2003
2004

ROAE components (implied, pre-tax)
ROAE from investment activity
ROAE from underwriting activity

Despite record-setting natural catastrophe losses for the industry in 2004, Endurance exceeded its goal of delivering 15% or better operating return on equity to its shareholders. Operating return on equity for the year was 20%. In the three years since our formation, we have generated over $720 million in earnings and grown fully diluted book value per share from $19.37 to $27.91, or 44%. Book value per share growth in 2004 alone was 16%.

These results highlight how successfully we have enacted our business plan.

Our return on equity in 2004 was among the highest for publicly-traded property and casualty insurers and reinsurers. Despite

"In the three years since our formation, we have generated over $720 million in earnings and grown fully diluted book value per share from $19.37 to $27.91, or 44%."

significant losses from the four hurricanes that struck Florida and the Caribbean, as well as a series of typhoons that hit Japan, Endurance was able to increase return on equity to 20% from 17% by increasing operating leverage to 0.9 times in 2004, compared to 0.8 times in 2003, and by increasing investment leverage to 1.9 times in 2004 from 1.5 times in 2003. These increases in operating and investment leverage more than offset the impact of catastrophic losses in 2004.

On the capital management front, the Company undertook a number of initiatives as highlighted on the chart on the following page. Taken collectively these actions increased the efficiency of the Company's balance sheet, lowered the weighted average cost of capital, increased our financial flexibility, and significantly improved our public float. In addition, we returned $142 million to shareholders in the form of share repurchases and dividends.

With the completion of our $341 million secondary offering of our founders' shares in March and the $321 million sale by Aon in December, over half of Endurance's



Pictured right; **Michelle Webbe**, Assistant Vice President and Assistant Controller, Endurance Bermuda; **Wesley Greenop**, Controller, Endurance U.S.

2004 capital management initiatives

February

Declared a quarterly dividend of $0.18, an increase of 50% per share over the December 2003 dividend payment.

March

9.8 million Endurance shares owned by certain of the founding shareholders were sold to the public in a secondary public offering at a price of $34.85 per share.

May

Increased the quarterly dividend by 17% to $0.21 per share.

Repurchased two million ordinary shares from Lightyear Capital, an initial investor at the formation of the Company, at a price of $31.78.

Announced the initiation of a two million share repurchase program.



Pictured above; **Lynn Griffiths**, Financial Controller, Endurance U.K.; **Philip Rooke**, Financial Accounting Manager, Endurance U.K.

"Our return on equity in 2004 was among the highest for publicly-traded property and casualty insurers and reinsurers."

equity is fully publicly traded. We have increased our public float to over $1 billion within two years of our initial public offering.

Investment portfolio

The investment portfolio remains very conservative. As of December 31, 2004, 98% of the portfolio was represented by cash and high quality fixed income securities. The average credit rating of the portfolio was AAA, with only 16% of fixed income assets rated below AAA and none rated below single A. Net investment income was $122 million for the year, up by 72% from the prior year. In the year, the portfolio benefited from modest increases in interest rates and an increase of $1.2 billion in cash flow.

June

Filed an unallocated universal shelf registration statement enabling the Company to issue up to $500 million of debt, equity, trust preferred securities or a combination of the above.

The registration statement also registered for possible future sale 38.1 million shares beneficially owned by certain of the Company's founding shareholders.

July

Issued $250 million principal amount of 7% Senior Notes.

August

Declared a quarterly dividend of $0.21 per share.

Entered into a three-year $850 million revolving credit and letter of credit facility.

November

Declared a quarterly dividend of $0.21 per share.

December

Aon Corporation sold 9.8 million shares in a block sale to Goldman Sachs.



h
a
b
g
f
c
e
d

Investments and cash by category

a	Cash and equivalents	7%
b	U.S. government and agencies	30%
c	Corporate securities	16%
d	Foreign government	6%
e	Municipals	4%
f	Asset-backed securities	11%
g	Mortgage-backed securities	24%
h	Investments in other ventures	2%



e
a
b
c
d

Investments by ratings

a	U.S. government and agencies	30%
b	AAA/Aaa	52%
c	AA/Aa	5%
d	A/A	11%
e	Investments in other ventures/ Not rated	2%

In the second half of last year, Endurance made a modest investment in a selected number of high-quality alternative asset managers with outstanding track records. These managers focus primarily on lower than investment grade fixed income investments. Though still in its early days, the alternative investment program has shown good results, returning 19% on an annualized basis, net of fees.

Investments represent a growing portion of our net income. In 2004, our income derived from our invested assets (including realized gains) was 36% of our net income, compared to 29% in 2003.

Pictured left; **Rosemarie Lawrence**, Director, Reinsurance Accounting, Endurance U.S.; **Todd Isaac**, Vice President, Investments, Endurance Holdings



2004

financial results

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's consolidated financial statements and related notes included elsewhere in this Annual Report.

Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to the Company's plans and strategy for its business, includes forward-looking statements that involve risk and uncertainties. Please see the "Cautionary Statement Regarding Forward-Looking Statements" in the Company's Annual Report on Form 10-K, for more information on factors that could cause actual results to differ materially from the results described in or implied by any forward-looking statements contained in this discussion and analysis. You should review the "Risk Factors" set forth in the Company's Annual Report on Form 10-K, for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained herein.

Overview

Endurance Specialty Holdings Ltd. ("Endurance Holdings") was organized as a Bermuda holding company on June 27, 2002. Endurance Holdings has three wholly-owned operating subsidiaries: Endurance Specialty Insurance Ltd. ("Endurance Bermuda"), based in Bermuda; Endurance Worldwide Insurance Limited ("Endurance U.K."), based in London, England; and Endurance Reinsurance Corporation of America ("Endurance U.S."), based in New York. Endurance Holdings and its wholly-owned subsidiaries are collectively referred to in this discussion and analysis as the "Company."

The Company writes specialty lines of property and casualty insurance and reinsurance on a global basis, and seeks to create a portfolio of specialty lines that are profitable and have limited correlation with one another. The Company's portfolio of specialty lines of business is organized into the following segments: property per risk treaty reinsurance, property catastrophe reinsurance, casualty treaty reinsurance, property individual risk, casualty individual risk, and aerospace and other specialty lines.

The insurance lines that the Company writes are included in the property individual risk, casualty individual risk, and aerospace and other specialty lines segments. The reinsurance lines that the Company writes are included in the property per risk treaty reinsurance, property catastrophe reinsurance, casualty treaty reinsurance, and aerospace and other specialty lines segments.

Property insurance and reinsurance provides coverage of an insurable interest in tangible property for property loss, damage or loss of use. The Company writes property lines through its property per risk treaty reinsurance, property catastrophe reinsurance, property individual risk, and aerospace and other specialty lines segments.

Casualty insurance and reinsurance is primarily concerned with the losses caused by injuries to third parties, i.e., not the insured, or to property owned by third parties and the legal liability imposed on the insured resulting therefrom. It includes, but is not limited to, general liability, automobile liability, professional liability, employers' liability, workers' compensation, directors' and officers' liability, personal liability and aviation liability insurance. The Company writes casualty lines through its casualty treaty reinsurance, casualty individual risk, and aerospace and other specialty lines segments.

The Company's results of operations are affected by the following business and accounting factors and critical accounting policies:

Revenues

The Company derives its revenues primarily from premiums from its insurance policies and reinsurance contracts. The premiums the Company charges for the risks assumed are priced based on many assumptions and are a function of the amount and type of policies and contracts the Company writes as well as prevailing market prices. The Company prices these risks before its ultimate costs are known, which may extend many years into the future. In addition, the Company's revenues include income generated from its investment portfolio. The Company's investment portfolio is comprised primarily of fixed maturity investments that are held as available for sale. Under U.S. GAAP, these investments are carried at fair market value and unrealized gains and losses on the Company's investments are excluded from earnings. These unrealized gains and losses are included on the Company's balance sheet in accumulated other comprehensive income as a separate component of shareholders' equity.

Expenses

The Company's expenses consist primarily of losses and loss expenses, acquisition expenses and general and administrative expenses. Losses and loss expenses are estimated by management and reflect its best estimate of ultimate losses and costs arising during the reporting period and revisions of prior period estimates. The Company records losses and loss expenses based on an actuarial analysis of the estimated losses the Company expects to be reported on policies and contracts written. The ultimate losses and loss expenses will depend on the actual costs to settle claims. Acquisition expenses consist principally of commissions and brokerage expenses that are typically a percentage of the premiums on insurance policies or reinsurance contracts written. General and administrative expenses consist primarily of personnel expenses and general operating expenses. Interest expense and amortization of intangible assets are disclosed separately from general and administrative expenses.

Marketplace conditions and trends

In general, the Company believes operating conditions in the insurance and reinsurance marketplace continued to be favorable during 2004. Though pricing has not sustained levels seen in the two years immediately following the events of September 11, 2001, the Company continues to see the opportunity to provide needed underwriting capacity at what the Company believes are attractive rates in conjunction with steady terms and conditions. Although the Company is beginning to see increased competition across a number of its business segments, the Company believes premium levels are presently still attractive in the lines of business in which the Company participates. At this time, the Company cannot predict with any reasonable certainty whether and to what extent current marketplace conditions and trends will persist in the future.

Critical accounting policies and estimates

The Company's consolidated financial statements contain certain amounts that are inherently subjective in nature and require management to make assumptions and best estimates to determine the reported values. If factors such as those described in the "Risk Factors" section in the Company's Annual Report on Form 10-K cause actual events or results to differ materially from management's underlying assumptions or estimates, there could be a material adverse effect on the Company's results of operations and financial condition and liquidity.

The Company believes that the following critical accounting policies affect significant estimates used in the preparation of its consolidated financial statements.

Premiums – Premiums written, acquired and ceded are earned over the terms of the risk period. Contracts and policies written on a losses occurring basis cover losses which occur during the term of the contract or policy, typically 12 months. Accordingly, the premium is earned evenly over the contract or policy term. Contracts written on a policies attaching basis cover losses which attach to the underlying insurance policies written during the terms of the contracts. Premiums earned on a policies attaching basis usually extend beyond the original term of the reinsurance contract, typically resulting in recognition of premiums earned over a 24 month period rather than the traditional 12 month period. Policies attaching contracts accounted for 47%, 51% and 34% of the Company's gross premiums written and acquired during the years ended December 31, 2004, 2003 and 2002, respectively.

Premiums written and ceded include estimates based on information received from brokers, ceding companies and insureds, and any subsequent differences arising on such estimates are recorded in the periods in which they are determined. Premiums on the Company's excess of loss and proportional reinsurance contracts are estimated by management when the business is underwritten. For excess of loss contracts, the deposit premium, as defined in the contract, is generally considered to be the best estimate of the contract's written premium at inception. Accordingly, this is the amount the Company generally records as written premium in the period the underlying risks incept. Estimates of premiums assumed under proportional contracts, primarily written on a policies attaching basis, are recorded in the period in which the underlying risks are expected to incept and are based on information provided by brokers and ceding companies and estimates of the underlying economic conditions at the time the risk is underwritten. As actual premiums are reported by the ceding companies, management evaluates the appropriateness of the premium estimate and any adjustment to this estimate is recorded in the period in which it becomes known. Adjustments to original premium estimates could be material and such adjustments may directly and significantly impact earnings in the period they are determined because the subject premium may be fully or substantially earned.

A portion of the Company's assumed proportional reinsurance agreements contain loss sensitive provisions, such as adjustable or sliding scale commissions, that may impact the ultimate amounts paid to or received from ceding companies based on loss experience. In some loss scenarios, these features would result in the ceding company's results not being proportional to the Company's results from the proportional agreement, and such differences may be meaningful. The Company has recorded these agreements as reinsurance in accordance with the provisions of Statement of Financial Accounting Standards No. 113 – Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts. For the year ended December 31, 2004, the Company recorded written and earned premiums of $73.0 million and $52.7 million, respectively, associated with reinsurance agreements containing sliding scale commissions that, in some loss scenarios, could result in meaningful differences between the ceding company's results and the Company's results. For the year ended December 31, 2003, the Company recorded written and earned premiums of $22.6 million and $6.0 million, respectively, associated with such reinsurance agreements.

Reserve for losses and loss expenses – The reserve for losses and loss expenses includes reserves for unpaid reported losses and losses incurred but not reported ("IBNR"). The reserve for unpaid reported losses and loss expenses is established by management based on reports from brokers, ceding companies and insureds and consultations with independent legal counsel, and represents the estimated ultimate cost of events or conditions that have been reported to or specifically identified by the Company. The reserve for IBNR losses and loss expenses is established by management based on estimates of ultimate losses and loss expenses. Inherent in the estimates of ultimate losses and loss expenses are expected trends in claim severity and frequency and other factors which may vary significantly as claims are settled. Accordingly, ultimate losses and loss expenses may differ materially from the amounts recorded in the consolidated financial statements. These estimates are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, are recorded in earnings in the period in which they become known.

Losses and loss expense reserves are initially estimated by the Company using information either developed by the Company from internal or independent external sources, or by using pricing information provided to the Company by ceding companies, insureds and brokers at the time individual contracts and policies are bound. This information is used to develop individual point estimates of carried reserves for each business segment. These individual point estimates are then aggregated along with actual losses reported to reach the total reserve carried in the Company's consolidated financial statements. All of the Company's loss reserving is currently performed on a point estimate basis. Neither the Company nor its actuarial advisors utilize any form of range estimation in the loss reserving process. The reserving method currently used is an expected loss method that is commonly applied when limited loss development experience exists. The methodology, known as the Modified Bornheuter-Ferguson method, establishes an initial loss estimate for each underwriting quarter by segment and type of contract. The portion of the initial loss estimate that is the IBNR reserve is then reduced each subsequent quarter by an amount equal to the amount of losses expected to be reported for that business segment during that quarter. Over time, the IBNR reserve will be reduced to zero and be replaced with the actual losses reported to the Company. The time period over which all losses are expected to be reported to the Company varies significantly by line of business. This period can range from a few quarters for some lines, such as property catastrophe, to many years for some casualty lines. To the extent that actual reported losses for specific lines of business and segments exceed expected reported losses, the carried estimate of ultimate loss will be correspondingly increased, and to the extent that actual reported losses are less than expected reported losses, the carried estimate of ultimate losses will be reduced.

The most significant assumptions used on December 31, 2004 to estimate losses and loss expense reserves are as follows:

1. the information developed from internal and independent external sources can be used to develop meaningful estimates of the likely future performance of business bound by the Company;
2. the loss and exposure information provided by ceding companies, insureds and brokers in support of their submissions can be used to derive meaningful estimates of the likely future performance of business bound with respect to each contract and policy;
3. historic loss development and trend experience is assumed to be indicative of future loss development and trends; and
4. no significant emergence of losses or types of losses that are not represented in the information supplied to the Company by its brokers, ceding companies and insureds will occur.

While there can be no guarantee that any of the above assumptions will prove to be correct, management believes that these assumptions represent a realistic and appropriate basis for estimating loss and loss expense reserves.

At the time each insurance policy or reinsurance contract is written, an underwriter, generally working in conjunction with an actuary or a risk analyst, estimates an initial expected loss ratio for the contract. The estimate may be based on the prior experience of the insured or ceding company, current exposure profiles, analogous exposures under similar contracts with other insureds or ceding companies, modeled long-term expected losses and/or some combination of these factors. These initial expected loss ratios are utilized along with other factors, including industry experience and the judgment of the Company's actuaries, in establishing loss ratios by line of business.

Reserves for losses and loss expenses are based in part upon the estimation of losses resulting from catastrophic events. Estimation of the losses and loss expenses resulting from catastrophic events based upon the Company's historical claims experience is inherently difficult because of the Company's short operating history and the possible severity of catastrophe claims. Therefore, the Company utilizes both proprietary and commercially available models, as well as historical reinsurance industry catastrophe claims experience, for purposes of evaluating future trends and providing an estimate of ultimate claims costs.

Several aspects of the Company's casualty insurance and reinsurance operations complicate the actuarial reserving techniques for loss reserves as compared to other insurance and reinsurance operations. Among these aspects are the differences in the Company's policy forms from more traditional forms, the lack of complete historical data for losses of the same type intended to be covered by the policies and contracts written by the Company, and the expectation that a portion of losses in excess of the Company's attachment levels in many of its contracts will be low in frequency and high in severity, limiting the utility of claims experience of other insurers and reinsurers for similar claims.

The Company uses statistical and actuarial methods to estimate ultimate expected losses and loss expenses. The period of time from the occurrence of a loss, the reporting of a loss to the Company and the settlement of the Company's liability may be several years. During this period, additional facts and trends may be revealed. As these factors become apparent, case reserves will be adjusted, sometimes requiring an increase in the overall reserves of the Company, and at other times requiring a reallocation of IBNR reserves to specific case reserves. These estimates are reviewed regularly, and such adjustments, if any, are reflected in earnings in the period in which they become known. The establishment of new reserves or the adjustment of previously recorded reserves could result in significant upward or downward changes to the Company's financial condition for any particular period. While management believes that it has made a reasonable estimate of ultimate losses, the ultimate claims experience may not be as reliably predicted as may be the case with other insurance and reinsurance operations, and it is possible that losses and loss expenses will exceed the total reserves.

Accordingly, ultimate losses and loss expenses may differ materially from the amounts recorded in the Company's consolidated financial statements. These estimates are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, are recorded in earnings in the period in which they are determined. A 1.0% change in the December 31, 2004 reserve for losses and loss expenses would result in a 4.3% change in net income for the year ended December 31, 2004.

Under U.S. GAAP, the Company is not permitted to establish loss reserves until the occurrence of an actual loss event. Once such an event occurs, the Company establishes reserves based upon estimates of total losses incurred by the ceding companies or insureds as a result of the event, its estimate of the potential losses incurred, and its estimate of the portion of such loss the Company has insured or reinsured. As a result, only loss reserves applicable to losses incurred up to the reporting date may be recorded, with no allowance for the provision of a contingency reserve to account for expected future losses. Losses arising from future events will be estimated and recognized at the time the loss is incurred and could be substantial. See "– Reserve for Losses and Loss Expenses" below for further discussion.

Results for the year ended December 31, 2004 included $136.7 million of favorable development of reserves as established at December 31, 2003. This favorable prior period development benefited the Company's loss ratio by approximately 8.4 percentage points in 2004. This favorable development related to reductions in estimated ultimate incurred losses for the accident years 2002 and 2003 resulted from reported loss emergence in 2004 which was less than expected in the year initially incurred. This absence of reported losses versus expectations occurred primarily in the Property Catastrophe Reinsurance and Property Individual Risk segment. See "– Reserve for Losses and Loss Expenses" below for further discussion.

Investments – The Company currently classifies all of its fixed maturity investments and short-term investments as "available for sale" and, accordingly, they are carried at estimated fair value. The fair value of fixed maturity securities is estimated using quoted market prices or dealer quotes. Investments in other ventures are accounted for using the equity method of accounting whereby the initial investment is recorded at cost. The carrying amounts of these investments are increased or decreased to reflect the Company's share of income or loss and are decreased for dividends.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company periodically reviews its investments to determine whether a decline in the fair value below the amortized cost basis is other than temporary. If such a decline in the fair value is judged to be other than temporary, the Company would write down the investment to fair value establishing a new cost basis. The amount of the write-down is charged to income as a realized loss. The new cost basis is not changed for subsequent recoveries in fair value.

Results of operations

Years ended December 31, 2004, 2003 and 2002
The following is a discussion and analysis of the Company's consolidated results of operations for the years ended December 31, 2004, 2003 and 2002.

Results of operations for the years ended December 31, 2004, 2003 and 2002 were as follows:

(in thousands)	**2004**	2003	2002
Revenues			
Gross premiums written and acquired	$ 1,711,357	$ 1,601,997	$ 798,760
Net premiums written and acquired	1,697,020	1,597,844	764,918
Net premiums earned	1,632,600	1,173,947	369,489
Expenses			
Losses and loss expenses	937,330	663,696	204,455
Acquisition expenses	329,784	230,549	64,013
General and administrative expenses	133,725	100,657	49,999
	1,400,839	994,902	318,467
Underwriting income	231,761	179,045	51,022
Net investment income	122,059	71,010	42,938
Net foreign exchange (losses) gains	(214)	9,883	2,312
Net realized gains on sales of investments	6,130	5,718	6,730
Amortization of intangibles	(3,990)	(3,237)	(809)
Interest expense	(9,959)	(4,238)	(984)
Income tax benefit	9,797	5,256	857
Net income	**$ 355,584**	**$ 263,437**	**$ 102,066**
Ratios			
Loss ratio	57.4%	56.5%	55.3%
Acquisition expense ratio	20.2%	19.6%	17.3%
General and administrative expense ratio	8.2%	8.6%	13.6%
Combined ratio	85.8%	84.7%	86.2%

For the year ended December 31, 2004 the Company's results were adversely impacted by the effects of Hurricanes Charley, Frances, Ivan and Jeanne. The Company's estimated combined gross losses from these storms totaled $170.0 million. Estimated losses net of reinstatement premiums, other loss sensitive accruals, reinsurance recoveries and taxes were $134.7 million. The estimated losses were incurred in the Company's property treaty, property catastrophe, property individual risk and aerospace and other specialty lines segments. The Company's loss estimates for these hurricanes were derived primarily from a review of in-force contracts and indications received from clients.

Premiums – Gross premiums written increased slightly during 2004 as a result of a number of factors. Premiums grew during this period as a result of the renewal of business obtained from the HartRe portfolio acquisition, growth from the Company's U.S. and U.K. subsidiaries both of which commenced operations at the beginning of 2003, and growth experienced in Endurance Bermuda. The growth in written premiums was experienced across a number of business segments including property catastrophe reinsurance, casualty treaty reinsurance, property individual risk and casualty individual risk. Premium growth of approximately $371 million in the year ended December 31, 2004 resulted from new business written at Endurance U.S. and Endurance U.K. which have observed favorable underwriting opportunities across the property per risk treaty, casualty treaty reinsurance and property individual risk segments. Significant premium growth has also been recorded in Endurance Bermuda within the property catastrophe reinsurance segment. This premium growth resulted from an increase by the Company in the capital allocated to the property and catastrophe reinsurance segment in the first half of the year. Premiums written by the property catastrophe reinsurance segment increased by $63.4 million in 2004. These specific areas of premium growth were modestly offset by business that was not renewed because terms and conditions did not meet the Company's requirements

The increase in 2003 of gross premiums written and acquired was due to growth from Endurance U.S., Endurance U.K. and Endurance Bermuda, and the acquisition of the majority of the in-force reinsurance business of HartRe. The acquisition of the HartRe business contributed $400.3 million in premiums acquired across a number of business segments, including property per risk treaty reinsurance, property catastrophe reinsurance, casualty treaty reinsurance and aerospace and other specialty lines. There was additional contribution to premium growth of over $425.5 million as a result of growth at Endurance U.S. and Endurance U.K., both of which observed favorable underwriting opportunities across the property per risk treaty reinsurance, casualty treaty reinsurance and property individual risk segments. Significant premium growth also occurred in Endurance Bermuda, particularly within the aerospace and other specialty lines segment. This segment saw an increase in excess of $46.4 million for the year in aerospace premiums written. The casualty individual risk segment also experienced favorable underwriting conditions in both healthcare and excess general liability lines, yielding an increase of $107.5 million in premiums written for the year.

Premiums ceded for the year ended December 31, 2004 were $14.3 million compared with a negligible amount in the year ended December 31, 2003 and $33.8 million for the year ended December 31, 2002. During 2004, the Company purchased additional reinsurance to reduce its exposure to certain U.S. wind risks, predominantly in Florida. The reinsurance was primarily purchased within the property per risk treaty reinsurance, property catastrophe reinsurance and property individual risk segments. The premiums ceded in 2002 resulted from retrocessional contracts acquired from LaSalle in May 2002.

Net premiums earned increased in 2004 as a result of the earning of net premiums that were written in 2003 and 2002. The increase in net premiums earned in 2003 was a result of the higher level of premiums written during 2003 as compared to 2002 in addition to the earning of premiums that were written in 2002.

The following table provides the geographic distribution of gross premiums written and acquired by location of the related risks for the years ended December 31, 2004, 2003 and 2002:

(in thousands)	2004	2003	2002
United States	$ 981,642	$ 1,065,893	$ 561,000
Worldwide	432,379	383,670	160,897
Europe	157,424	80,001	32,939
Japan	28,006	27,062	13,081
Canada	23,539	14,790	7,487
Other	88,367	30,581	23,356
Total gross premiums written and acquired	**$ 1,711,357**	**$ 1,601,997**	**$ 798,760**

The Company attributes gross premiums written and acquired to the geographic region in which the risks originate.

Net investment income – Net investment income was derived primarily from interest earned on fixed maturity investments and investments in other ventures, partially offset by investment management fees. The increase in net investment income in 2004 was principally due to an increase in invested assets of approximately 47.4% and an increase in interest rates. For 2003, the increase in net investment income was principally due to a 61% increase in invested assets, partially offset by declining average yields as a result of a lower interest rate environment. The increase in invested assets for both years resulted from positive net operating cash flows. Investment expenses for the year ended December 31, 2004 were $3.7 million compared to $2.6 million for the year ended December 31, 2003 and $1.4 million for the year ended December 31, 2002.

The annualized period book yield (which is the average yield of the invested portfolio after adjusting for accretion and amortization from the purchase price) and total return of the investment portfolio (which includes realized and unrealized gains and losses) for the years ended December 31, 2004, 2003 and 2002 were as follows:

	2004	2003	2002
Annualized period book yield	3.71%	3.79%	3.75%
Total return on investment portfolio	3.59%	4.07%	8.13%

During 2004, the yield on the benchmark five year U.S. Treasury bond has fluctuated within a 146 basis points range, from a high of 4.10% to a low of 2.64%. The Company invested operating cash flows opportunistically throughout this period of interest rate volatility, reducing mortgage and government exposure while increasing corporate and municipal allocations. The duration on the portfolio has shortened to 2.77 years from 3.08 years at December 31, 2003. Overall, this is due to the contraction of mortgage durations and a conservative allocation to cash. Overall, the annualized period book yield of the portfolio has decreased due to investing in a volatile interest rate cycle.

The interest rate environment in the year ended December 31, 2003 was volatile as well. The yield on the benchmark five year U.S. Treasury bond moved 142 basis points from a high of 3.28% to a low of 1.86% during the year. The yield on the five year U.S. Treasury bond moved from 4.84% to 2.40% in the year ended December 31, 2002. During 2003, the Company redeployed cash into higher yielding securities thus reducing the overall portfolio cash position to 4.4% of total assets and extending the portfolio duration to 3.08 years at December 31, 2003, from 12.5% and 2.22 years, respectively, at December 31, 2002.

Losses and loss expenses – The reported loss ratio is characterized by various factors and is significantly impacted by the occurrence or absence of catastrophic events and subsequent loss emergence related to such events. For the first half of 2004, the Company's loss ratio was positively impacted by both the absence of major catastrophes and lower than expected loss emergence related to prior periods. In the second half of 2004, the Company's loss ratio was negatively impacted by the effects of Hurricanes Charley, Frances, Ivan and Jeanne. The Company's estimated combined gross losses from these storms totaled $170.0 million. Estimated losses, net of reinstatement premiums, other loss sensitive accruals, loss recoveries and taxes, were $134.7 million.

During 2003 there was a shift in the mix of the Company's business towards casualty business. The impact of the HartRe transaction and the other areas of premium growth resulted in a lower proportion of property catastrophe reinsurance which produced a lower incidence of loss activity over 2002 due to the absence of significant catastrophes. While this shift in business mix resulted in a slightly higher weighted average loss ratio for 2003, some business lines, particularly property individual risk and property catastrophe reinsurance experienced lower levels of reported losses than previously anticipated, thereby resulting in favorable adjustments to reserves.

For the year ended December 31, 2004, loss emergence related to the 2002 and 2003 accident years was lower than expected and reserves held by the Company proved to be moderately redundant. During the year, the Company's previously estimated ultimate losses for those accident years were reduced by $136.7 million. This reduction in the Company's estimated losses for prior years was experienced most significantly in the Company's property segments.

During 2003, the loss reserves held by the Company for the 2002 accident year proved to be moderately redundant. As of December 31, 2003, the Company's original estimated ultimate losses of $204.5 million for accident year 2002 had been reduced by $35.9 million. This reduction in the Company's initial estimated losses for accident year 2002 was experienced most significantly in the Property Catastrophe segment, the Property Individual Risk segment, and the Casualty Individual Risk segment.

The Company participates in lines of business where claims may not be reported for many years. Accordingly, management does not believe that reported claims are the only valid means for estimating ultimate obligations. Ultimate losses and loss expenses may differ materially from the amounts recorded in the Company's consolidated financial statements. These estimates are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, are recorded in earnings in the period in which they are determined. The overall loss reserves were established by the Company's actuaries and reflect management's best estimate of ultimate losses. See "– Critical Accounting Policies and Estimates – Reserve for Losses and Loss Expenses" for further discussion.

Acquisition expenses – The slight year over year increase in the Company's acquisition expense ratio is due to the growth of the Company's underwriting activities, most notably at Endurance U.S. An increased mix of higher acquisition cost reinsurance business as a percentage of total premiums resulted from a number of large treaty contracts being written at Endurance U.S. during the year.

General and administrative expenses – Growth in general and administrative expenses principally reflects the establishment of Endurance U.S. and Endurance U.K., as well as additional staff at Endurance Bermuda. At December 31, 2004, the Company had 298 employees compared to 245 employees at December 31, 2003 and 120 employees at December 31, 2002.

The general and administrative expense ratio for the year ended December 31, 2004 was 8.2% compared to 8.6% and 13.6% for the years ended December 31, 2003 and 2002, respectively. The ratio has declined as a result of growth in premiums earned.

Net income – The increase in net income for both the 2004 and 2003 years was due to the growth of the Company's premiums, strong underwriting margin and an increase in invested assets. For 2004, the net income growth was offset by third quarter hurricane losses. Net income in 2004, was positively impacted by the results of the Company's property catastrophe reinsurance, property individual risk and casualty individual risk segments. Net income in 2003 was positively impacted by the results of all of the Company's business segments, most notably its Property Catastrophe Reinsurance and Property Individual Risk segments.

Underwriting results by operating segments

The determination of the Company's business segments is based on the manner in which management monitors the performance of the Company's underwriting operations. Management measures the Company's results on the basis of the combined ratio, which is obtained by dividing the sum of the losses and loss expenses, acquisition expenses and general and administrative expenses by net premiums earned. The Company's historic combined ratios may not be indicative of future underwriting performance. Ceded reinsurance and recoveries are allocated to segments in proportion to the related risks assumed. The Company does not manage its assets by segment; accordingly, investment income and total assets are not allocated to the individual segments. General and administrative expenses incurred by segments are allocated directly. Remaining corporate overhead is allocated based on each segment's proportional share of gross premiums written and acquired.

The following table summarizes the underwriting results and associated ratios for the Company's six business segments for the year ended December 31, 2004.

(in thousands)	Property Per Risk Treaty Reinsurance	Property Catastrophe Reinsurance	Casualty Treaty Reinsurance
Revenues			
Gross premiums written and acquired	$ 441,370	$ 247,009	$ 441,256
Net premiums written and acquired	436,202	244,072	438,451
Net premiums earned	464,024	234,961	378,894
Expenses			
Losses and loss expenses	284,631	65,651	257,723
Acquisition expenses	125,363	26,592	97,456
General and administrative expenses	31,451	19,912	33,339
	441,445	112,155	388,518
Underwriting income	**$ 22,579**	**$ 122,806**	**$ (9,624)**
Ratios			
Loss ratio	61.3%	27.9%	68.0%
Acquisition expense ratio	27.0%	11.3%	25.7%
General and administrative expense ratio	6.8%	8.5%	8.8%
Combined ratio	95.1%	47.7%	102.5%

(in thousands)	Property Individual Risk	Casualty Individual Risk	Aerospace And Other Specialty Lines	Total
Revenues				
Gross premiums written and acquired	$ 112,900	$ 246,802	$ 222,020	$ 1,711,357
Net premiums written and acquired	110,400	246,371	221,524	1,697,020
Net premiums earned	102,780	235,621	216,320	1,632,600
Expenses				
Losses and loss expenses	46,051	147,657	135,617	937,330
Acquisition expenses	12,599	23,685	44,089	329,784
General and administrative expenses	11,324	22,084	15,615	133,725
	69,974	193,426	195,321	1,400,839
Underwriting income	**$ 32,806**	**$ 42,195**	**$ 20,999**	**$ 231,761**
Ratios				
Loss ratio	44.8%	62.7%	62.7%	57.4%
Acquisition expense ratio	12.3%	10.1%	20.4%	20.2%
General and administrative expense ratio	11.0%	9.4%	7.2%	8.2%
Combined ratio	68.1%	82.2%	90.3%	85.8%

The following table summarizes the underwriting results and associated ratios for the Company's six business segments for the year ended December 31, 2003.

(in thousands)	Property Per Risk Treaty Reinsurance	Property Catastrophe Reinsurance	Casualty Treaty Reinsurance
Revenues			
Gross premiums written and acquired	$ 469,290	$ 183,594	$ 390,265
Net premiums written and acquired	469,290	184,303	387,497
Net premiums earned	296,551	174,158	284,843
Expenses			
Losses and loss expenses	179,031	33,393	178,725
Acquisition expenses	74,454	19,807	76,643
General and administrative expenses	25,021	13,738	22,537
	278,506	66,938	277,905
Underwriting income	**$ 18,045**	**$ 107,220**	**$ 6,938**
Ratios			
Loss ratio	60.4%	19.2%	62.7%
Acquisition expense ratio	25.1%	11.4%	26.9%
General and administrative expense ratio	8.4%	7.9%	7.9%
Combined ratio	93.9%	38.5%	97.5%

(in thousands)	Property Individual Risk	Casualty Individual Risk	Aerospace And Other Specialty Lines	Total
Revenues				
Gross premiums written and acquired	$ 85,863	$ 214,392	$ 258,593	$ 1,601,997
Net premiums written and acquired	83,929	214,232	258,593	1,597,844
Net premiums earned	65,408	173,266	179,721	1,173,947
Expenses				
Losses and loss expenses	23,317	118,515	130,715	663,696
Acquisition expenses	7,058	19,069	33,518	230,549
General and administrative expenses	7,955	16,882	14,524	100,657
	38,330	154,466	178,757	994,902
Underwriting income	**$ 27,078**	**$ 18,800**	**$ 964**	**$ 179,045**
Ratios				
Loss ratio	35.6%	68.4%	72.7%	56.5%
Acquisition expense ratio	10.8%	11.0%	18.7%	19.6%
General and administrative expense ratio	12.2%	9.7%	8.1%	8.6%
Combined ratio	58.6%	89.1%	99.5%	84.7%

The following table summarizes the underwriting results and associated ratios for the Company's six business segments for the year ended December 31, 2002.

(in thousands)	Property Per Risk Treaty Reinsurance	Property Catastrophe Reinsurance	Casualty Treaty Reinsurance
Revenues			
Gross premiums written and acquired	$ 168,054	$ 178,120	$ 203,566
Net premiums written and acquired	168,054	145,453	203,566
Net premiums earned	59,453	114,823	84,355
Expenses			
Losses and loss expenses	35,577	42,804	56,070
Acquisition expenses	14,607	16,885	20,597
General and administrative expenses	10,520	11,150	12,743
	60,704	70,839	89,410
Underwriting income (loss)	**$ (1,251)**	**$ 43,984**	**$ (5,055)**
Ratios			
Loss ratio	59.8%	37.3%	66.5%
Acquisition expense ratio	24.6%	14.7%	24.4%
General and administrative expense ratio	17.7%	9.7%	15.1%
Combined ratio	102.1%	61.7%	106.0%

(in thousands)	Property Individual Risk	Casualty Individual Risk	Aerospace And Other Specialty Lines	Total
Revenues				
Gross premiums written and acquired	$ 62,934	$ 106,903	$ 79,183	$ 798,760
Net premiums written and acquired	61,759	106,903	79,183	764,918
Net premiums earned	33,907	44,292	32,659	369,489
Expenses				
Losses and loss expenses	13,283	33,958	22,763	204,455
Acquisition expenses	3,406	3,978	4,540	64,013
General and administrative expenses	3,939	6,692	4,955	49,999
	20,628	44,628	32,258	318,467
Underwriting income (loss)	**$ 13,279**	**$ (336)**	**$ 401**	**$ 51,022**
Ratios				
Loss ratio	39.2%	76.7%	69.7%	55.3%
Acquisition expense ratio	10.0%	9.0%	13.9%	17.3%
General and administrative expense ratio	11.6%	15.1%	15.2%	13.6%
Combined ratio	60.8%	100.8%	98.8%	86.2%

Property per risk treaty reinsurance

The Company's Property Per Risk Treaty Reinsurance business segment reinsures individual property risks of ceding companies on a treaty basis. The Company's Property Per Risk Treaty Reinsurance contracts cover claims from individual insurance policies written by its ceding company clients and include both personal lines and commercial lines exposures. The following table summarizes the underwriting results, associated ratios and the reserve for losses and loss expenses for the Property Per Risk Treaty Reinsurance business segment for the years ended December 31, 2004, 2003 and 2002, respectively.

(in thousands)	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Revenues			
Gross premiums written and acquired	$ 441,370	$ 469,290	$ 168,054
Net premiums written and acquired	436,202	469,290	168,054
Net premiums earned	464,024	296,551	59,453
Expenses			
Losses and loss expenses	284,631	179,031	35,577
Acquisition expenses	125,363	74,454	14,607
General and administrative expenses	31,451	25,021	10,520
	441,445	278,506	60,704
Underwriting income (loss)	**$ 22,579**	**$ 18,045**	**$ (1,251)**
Ratios			
Loss ratio	61.3%	60.4%	59.8%
Acquisition expense ratio	27.0%	25.1%	24.6%
General and administrative expense ratio	6.8%	8.4%	17.7%
Combined ratio	95.1%	93.9%	102.1%
Reserve for losses and loss expenses	**$ 379,902**	**$ 188,757**	**$ 34,843**

Premiums – The decrease in gross premiums written during 2004 was in large part due to certain business that was not renewed where pricing declined or terms and conditions no longer met the Company's requirements. The growth in premiums earned benefited significantly from the earning of premiums written in 2003. The Company increased premiums ceded during 2004, ceding $5.2 million of premiums during the 2004 year as compared to no ceded premiums during 2003.

The increase during 2003 in gross premiums written and acquired was in large part due to the acquisition of the HartRe business, which contributed $139.8 million in premiums acquired for the year. In addition, part of the increase in premiums written and acquired is a result of the inception of business of Endurance U.S. and Endurance U.K., which combined have contributed $148.0 million in premium growth for 2003. The growth in premiums earned in 2003 benefited significantly from the earning of premiums written in 2002.

During 2004 and 2003, 70% and 67%, respectively, of premiums in this segment were written on a policies attaching basis that are earned over a 24 month period. In 2002, 59% of premiums in this segment were written on a policies attaching basis.

Losses and loss expenses – The low loss ratios in 2004 reflected the generally low level of loss activity in the first half of the year.

The loss ratio for this segment was impacted by the effects of Hurricanes Charley, Frances, Ivan and Jeanne during the second half of the year. The estimated combined gross losses of these storms totaled $79.6 million for this segment. Estimated losses net of reinstatement premiums, other loss sensitive accruals and loss recoveries were $70.0 million, prior to the effect of taxes. These losses were partially offset by $48.0 million of favorable loss development from prior years.

The low loss ratios in 2003 and 2002 reflected the strong pricing environment experienced by this business segment as well as the generally low level of loss emergence, both catastrophic losses and attritional losses, during both years.

Acquisition expenses – The acquisition expense ratio for 2004 was largely consistent with the prior 2003 and 2002 years. The slight increase in 2004 was due to a moderate shift in the mix of business.

General and administrative expenses – The increase in general and administrative expenses reflected the growth in the underwriting staff at Endurance U.S. and Endurance U.K. during the 2004 year. The increase in general and administrative expenses during 2003 reflected the growth in the underwriting staff across all three operating subsidiaries. General and administrative expenses as a percentage of net premiums earned have decreased as premium earnings have increased significantly without a concurrent rise in expenses.

Property catastrophe reinsurance

The Company's Property Catastrophe Reinsurance business segment reinsures catastrophic perils for ceding companies on a treaty basis. The Company's property catastrophe reinsurance contracts provide protection for most catastrophic losses that are covered in the underlying insurance policies written by its ceding company clients. Protection under property catastrophe treaties is provided on an occurrence basis, allowing the Company's ceding company clients to combine losses that have been incurred in any single event from multiple underlying policies. The following table summarizes the underwriting results, associated ratios and the reserve for losses and loss expenses for the Property Catastrophe Reinsurance business segment for the years ended December 31, 2004, 2003 and 2002, respectively.

(in thousands)	**Year Ended December 31, 2004**	Year Ended December 31, 2003	Year Ended December 31, 2002
Revenues			
Gross premiums written and acquired	$ 247,009	$ 183,594	$ 178,120
Net premiums written and acquired	244,072	184,303	145,453
Net premiums earned	234,961	174,158	114,823
Expenses			
Losses and loss expenses	65,651	33,393	42,804
Acquisition expenses	26,592	19,807	16,885
General and administrative expenses	19,912	13,738	11,150
	112,155	66,938	70,839
Underwriting income (loss)	**$ 122,806**	**$ 107,220**	**$ 43,984**
Ratios			
Loss ratio	27.9%	19.2%	37.3%
Acquisition expense ratio	11.3%	11.4%	14.7%
General and administrative expense ratio	8.5%	7.9%	9.7%
Combined ratio	47.7%	38.5%	61.7%
Reserve for losses and loss expenses	**$ 78,621**	**$ 62,725**	**$ 40,122**

Premiums – The increase in gross premiums written during 2004 is due to increased capital committed to this segment in the first half of the year. The Company wrote $86.9 million of new business during 2004, predominately in the first six months. As a result of growth in total capital and diversity provided by other lines, the Company has been able to increase property catastrophe premiums while maintaining its objective of limiting the expected economic loss from a one in one hundred year series of catastrophic events to no more than 25% of total capital.

The growth in premiums earned in 2004 is a result of an increase in premiums written during the year compared to the prior year. The Company increased premiums ceded during the year, ceding $2.9 million of premiums as compared to no ceded premiums million during 2003.The growth in premiums earned during 2003 was a result of the reduction in ceded premiums during the year and the earning of premiums that were written prior to 2003.

Contracts written on a losses occurring basis account for 95% of contracts associated with this segment and are earned over a 12 month period.

Losses and loss expenses – The relatively low loss ratios for 2004 and 2003 reflected the generally low level of catastrophic loss events and loss emergence during both years.

The 2004 loss ratio for this segment was impacted by the effects of Hurricanes Charley, Frances, Ivan and Jeanne. The estimated combined gross losses in this segment as a result of these storms totaled $62.0 million. Estimated losses net of reinstatement premiums, other loss sensitive accruals and loss recoveries were $52.6 million for this segment. These losses were partially offset by $40.4 million of favorable loss development from prior years. Favorable development of loss reserves related to prior years was due to less than expected reported losses during 2004 related to catastrophic loss events that occurred in prior years.

The 2003 losses were impacted by the Midwestern tornados, Hurricanes Fabian and Isabel as well as the California wildfires experienced in the fourth quarter. Although the frequency of catastrophe losses was relatively high in 2003, the loss severity of these events was relatively low compared to the loss events of 2002. The 2002 loss ratio was heavily influenced by losses from the August 2002 Central European floods. In addition, during 2003 the segment experienced favorable development of $14.8 million on its reserves for losses and loss expenses related to 2002.

Acquisition expenses – The acquisition expense ratio for 2004 was consistent with 2003. The impact of ceded reinsurance purchased in 2002, which yielded very low ceding commissions overall, resulted in the expense ratio in 2002 being higher than in 2003 when a negligible amount of reinsurance was purchased.

General and administrative expenses – General and administrative expenses increased in 2004 in line with the growth in underwriting activity and increased corporate expenses. The increase in general and administrative expenses in 2003 resulted from an increased allocation of corporate overhead.

Casualty treaty reinsurance

The Company's Casualty Treaty Reinsurance business segment reinsures third party liability exposures from ceding companies on a treaty basis. The exposures that the Company reinsures include general liability, automobile liability, professional liability, directors' and officers' liability, umbrella liability, employers' liability and workers' compensation. The following table summarizes the underwriting results, associated ratios and the reserve for losses and loss expenses for the Casualty Treaty Reinsurance business segment for the years ended December 31, 2004, 2003 and 2002, respectively.

(in thousands)	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Revenues			
Gross premiums written and acquired	$ 441,256	$ 390,265	$ 203,566
Net premiums written and acquired	438,451	387,497	203,566
Net premiums earned	378,894	284,843	84,355
Expenses			
Losses and loss expenses	257,723	178,725	56,070
Acquisition expenses	97,456	76,643	20,597
General and administrative expenses	33,339	22,537	12,743
	388,518	277,905	89,410
Underwriting income (loss)	**$ (9,624)**	**$ 6,938**	**$ (5,055)**
Ratios			
Loss ratio	68.0%	62.7%	66.5%
Acquisition expense ratio	25.7%	26.9%	24.4%
General and administrative expense ratio	8.8%	7.9%	15.1%
Combined ratio	102.5%	97.5%	106.0%
Reserve for losses and loss expenses	**$ 467,225**	**$ 236,521**	**$ 56,070**

Premiums – The increase in gross premiums written during 2004 was in large part due to organic growth the Company has experienced at Endurance Bermuda and Endurance U.S., which have generated $46.2 million and $130.5 million in new business, respectively. This premium growth has been offset by certain business that has not been renewed where terms and conditions have no longer met the Company's requirements. The growth in premiums earned benefited significantly from the earning of premiums written in 2003.

The increase in gross premiums written and acquired during 2003 was due to the acquisition of the HartRe business and organic growth due to an increased underwriting staff, in particular at Endurance U.S. The growth in premiums earned was primarily the result of the earning of premiums written prior to 2003.

Premiums written on a policies attaching basis were 67%, 72% and 67% during 2004, 2003 and 2002, respectively. Premiums written on a policies attaching basis generally earn over 24 months.

Losses and loss expenses – Claims may not be reported for many years in the lines of business included in this segment. Increased uncertainty exists regarding the development of reserves due to the long tail nature of this business. The loss ratio for 2004 increased due to adverse development during the fourth quarter of 2004. The adverse development relates to client exposure to parties named in various investigations by the New York Attorney General's office and the Securities and Exchange Commission. Further the Company strengthened reserves related to contracts with national account carriers. The slight difference in loss ratio in 2003 as compared to 2002 was a result of differences in the mix of business.

Acquisition expenses – The acquisition cost ratio for 2004 is largely consistent with the prior year. The slight decrease is due to a moderate shift in the mix of business. The higher expense ratio in 2003 as compared to 2002 was due to an increased amount of business in this segment written as proportional reinsurance contracts, which incur higher commissions than excess of loss treaties.

General and administrative expenses – General and administrative expenses have increased in line with the growth in underwriting activity, increased corporate expenses, and higher staffing levels.

Property individual risk

The Company's Property Individual Risk business segment is comprised of the insurance and facultative reinsurance of commercial properties. The policies written in this segment provide coverage for one insured for each policy. The types of risks insured are generally commercial properties with sufficiently large values to require multiple insurers and reinsurers to accommodate their insurance capacity needs. This business is written by Endurance Bermuda and Endurance U.K. The following table summarizes the underwriting results, associated ratios and the reserve for losses and loss expenses for the Property Individual Risk business segment for the years ended December 31, 2004, 2003 and 2002, respectively.

(in thousands)	**Year Ended December 31, 2004**	Year Ended December 31, 2003	Year Ended December 31, 2002
Revenues			
Gross premiums written and acquired	$ 112,900	$ 85,863	$ 62,934
Net premiums written and acquired	110,400	83,929	61,759
Net premiums earned	102,780	65,408	33,907
Expenses			
Losses and loss expenses	46,051	23,317	13,283
Acquisition expenses	12,599	7,058	3,406
General and administrative expenses	11,324	7,955	3,939
	69,974	38,330	20,628
Underwriting income (loss)	**$ 32,806**	**$ 27,078**	**$ 13,279**
Ratios			
Loss ratio	44.8%	35.6%	39.2%
Acquisition expense ratio	12.3%	10.8%	10.0%
General and administrative expense ratio	11.0%	12.2%	11.6%
Combined ratio	68.1%	58.6%	60.8%
Reserve for losses and loss expenses	**$ 70,218**	**$ 36,117**	**$ 13,282**

Premiums – Policies written in this segment are written on a losses occurring basis and typically earn over the 12 month period of the contract.

Premiums written grew during 2004 and 2003 largely due to new business generated by Endurance U.K., which expanded its team of underwriters and support staff throughout 2003 and wrote no business during 2002. Endurance U.K. generated new business of $44 million in the year ended December 31, 2004. Certain areas of this segment have seen decreases in pricing due to increased capacity and competition. This has resulted in reduced premiums recorded on those policies renewed and a portion of policies not being renewed due to less attractive terms. The increase in premiums earned was a result of the earning of premiums that were written over the last twelve months.

Losses and loss expenses – The loss ratio for this segment was impacted by the effects of Hurricanes Charley, Frances, Ivan and Jeanne. The estimated combined gross losses of these storms totaled $17.8 million in this segment. Estimated losses net of reinstatement premiums, other loss sensitive accruals and loss recoveries were $15.4 million, prior to the effect of taxes. These losses were offset by favorable loss development of $15.7 million on reserves for loss and loss adjustment expenses related to the 2002 and 2003 accident years. Favorable development on the Company's losses and loss expense reserves related to 2002 and 2003 was due to less than expected reported losses during 2004 for catastrophic loss events in these years.

The decrease in the 2003 loss ratio as compared to 2002 was due to favorable loss development on 2002 business partially offset by tornado damage in the mid-western United States in May 2003 and hurricane damage in Bermuda in September 2003. In general, losses in this segment were lower than expected reflecting a lack of large individual property losses experienced by the industry in 2003. In addition, during 2003, the Company experienced a moderate amount of favorable development on its reserves for losses and loss expenses related to 2002.

Acquisition expenses – The acquisition expense ratio for 2004 experienced a slight increase due to a moderate shift in the mix of business resulting from the growth in premiums generated by Endurance U.K. The acquisition expense ratio for 2003 was largely consistent with 2002.

General and administrative expenses – General and administrative expenses have increased in line with the growth in underwriting activity, increased corporate expenses, and higher staffing levels.

Casualty individual risk

The Company's Casualty Individual Risk business segment is comprised of the insurance and facultative reinsurance of third party liability exposures. This includes third party general liability insurance, directors' and officers' liability insurance, errors and omissions insurance and employment practices liability insurance, all written for a wide range of industry groups, as well as medical professional liability insurance which is written for large institutional healthcare providers. The following table summarizes the underwriting results, associated ratios and the reserve for losses and loss expenses for the Casualty Individual Risk business segment for the years ended December 31, 2004, 2003 and 2002, respectively.

(in thousands)	**Year Ended December 31, 2004**	Year Ended December 31, 2003	Year Ended December 31, 2002
Revenues			
Gross premiums written and acquired	$ 246,802	$ 214,392	$ 106,903
Net premiums written and acquired	246,371	214,232	106,903
Net premiums earned	235,621	173,266	44,292
Expenses			
Losses and loss expenses	147,657	118,515	33,958
Acquisition expenses	23,685	19,069	3,978
General and administrative expenses	22,084	16,882	6,692
	193,426	154,466	44,628
Underwriting income (loss)	**$ 42,195**	**$ 18,800**	**$ (336)**
Ratios			
Loss ratio	62.7%	68.4%	76.7%
Acquisition expense ratio	10.1%	11.0%	9.0%
General and administrative expense ratio	9.4%	9.7%	15.1%
Combined ratio	82.2%	89.1%	100.8%
Reserve for losses and loss expenses	**$ 300,112**	**$ 152,473**	**$ 33,958**

Premiums – All premiums written by this segment are earned ratably over the terms of the insurance policies, typically a 12-month period.

During 2004, the Company observed increased pricing overall compared to the same period in 2003. Premiums written have increased as compared to 2003 as a result of additional staff and strong renewals of existing business. The increase in premiums earned was a result of higher premiums written in the twelve months ended December 31, 2004 against those written in the corresponding period to December 31, 2003.

During 2003, the Company observed improved market conditions with pricing either holding firm or increasing ahead of loss trend factors. Capacity increased across all lines but had not yet adversely impacted pricing. Premiums in all lines increased in 2003 as a result of an expansion of the underwriting staff dedicated to this segment, which totaled 26 at December 31, 2003 versus 8 in December 31, 2002. The increase in premiums earned was a result of higher premiums written in 2003 and the earning of premiums written in 2002.

Losses and loss expenses – The Company has received only a limited number of notices of potential losses for this segment, very few of which have yet reached a level that would result in the Company paying a claim. Accordingly, the reserve for losses and loss expenses established by the Company's actuaries was based on historical industry loss data and business segment specific pricing information. In addition, results in this segment for 2004 were favorably impacted by reductions of $15.1 million in expected losses related to prior underwriting periods.

During 2003, the Company experienced favorable development on its reserves for losses and loss expenses related to 2002. The Company's loss ratio improvement in 2003 due to a moderate reduction in the initial expected loss ratios estimated for this segment in 2003 and favorable development for the year-end 2002 loss reserves for the segment.

Acquisition expenses – The acquisition expense ratio for the twelve months ended December 31, 2004 was largely consistent with the prior year. The slight decrease in 2004 and 2003 reflects variations in individual contract terms.

General and administrative expenses – The increase in general and administrative expenses was due to the increase in the number of staff dedicated to this segment.

Aerospace and other specialty lines

The Company's Aerospace and Other Specialty Lines business segment is comprised primarily of the insurance and reinsurance of Aerospace risks and a limited number of other insurance or reinsurance programs, such as surety, agriculture, marine, energy, personal accident, terrorism and others. Aerospace risks include aviation hull, aircraft liability, aircraft products coverage and satellite launch and in-orbit coverage. The following table summarizes the underwriting results, associated ratios and the reserve for losses and loss expenses for the Aerospace and Other Specialty Lines business segment for the years ended December 31, 2004, 2003 and 2002, respectively.

(in thousands)	**Year Ended December 31, 2004**	Year Ended December 31, 2003	Year Ended December 31, 2002
Revenues			
Gross premiums written and acquired	$ 222,020	$ 258,593	$ 79,183
Net premiums written and acquired	221,524	258,593	79,183
Net premiums earned	216,320	179,721	32,659
Expenses			
Losses and loss expenses	135,617	130,715	22,763
Acquisition expenses	44,089	33,518	4,540
General and administrative expenses	15,615	14,524	4,955
	195,321	178,757	32,258
Underwriting income (loss)	**$ 20,999**	**$ 964**	**$ 401**
Ratios			
Loss ratio	62.7%	72.7%	69.7%
Acquisition expense ratio	20.4%	18.7%	13.9%
General and administrative expense ratio	7.2%	8.1%	15.2%
Combined ratio	90.3%	99.5%	98.8%
Reserve for losses and loss expenses	**$ 253,583**	**$ 156,565**	**$ 22,565**

Premiums – The decrease in gross premiums written during 2004 was in large part due to certain business that has not been renewed where terms and conditions have no longer met the Company's criteria, including a large workers' compensation contract. Offsetting these decreases was premium growth generated by an expansion within the Company's marine and personal accident underwriting teams, which combined contributed $68.8 million in 2004. The growth in premiums earned was largely due to the earning of premiums written in 2003.

The increase in gross premiums written and acquired during 2003 was in large part due to the acquisition of the in-force reinsurance business of HartRe which contributed $67.2 million in aerospace premiums written and acquired and $80.4 million in other specialty accounts for the year ended December 31, 2003. Of this amount $51.9 million represented a large workers' compensation contract. The remaining increase in premiums written and acquired was due primarily to the growth in the Company's aerospace business. The effect of the HartRe acquisition and the increased aerospace premiums written were partially offset by lower premiums written in other specialty lines. The growth in premiums earned was a result of the earning of premiums that have been written since the inception of the Company given that 83% of this segment's premiums were written on a policies attaching basis in 2003 and 42% in 2002.

Losses and loss expenses – The 2004 loss ratio for this segment was impacted by the effects of Hurricanes Charley, Frances, Ivan and Jeanne. The estimated combined gross losses of these storms totaled $10.5 million for this segment. Estimated losses net of reinstatement premiums, other loss sensitive accruals and loss recoveries were $9.4 million, prior to the effect of taxes. Offsetting the losses was favorable loss development on reserves for loss and loss adjustment expenses of $17.3 million related to 2002 and 2003 accident years.

The increase in the 2003 loss ratio as compared to the 2002 loss ratio was a result of two satellite related losses and a relatively high loss ratio on the workers' compensation contract acquired from HartRe.

Acquisition expenses – The increase in expense ratio was due to the changes in mix of business towards proportional reinsurance contracts in aerospace lines.

General and administrative expenses – The general and administrative expense ratio has decreased as a result of the reduction of staff in the Company's Alternative Risk line and an increase in premiums earned.

General and administrative expenses increased during 2003 in line with the growth in underwriting activity and increased corporate overhead allocation.

Significant transactions and events

On March 9, 2004, certain of the Company's founding shareholders consummated a secondary public offering of the Company's ordinary shares, par value $1.00 per share. Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated acted as joint bookrunning managers, together with Credit Suisse First Boston LLC, Deutsche Bank Securities Inc., JP Morgan Securities Inc. and Wachovia Capital Markets, LLC, as the representatives of the underwriters. The ordinary shares sold in the offering were registered under the Securities Act of 1933, as amended, on a Registration Statement on Form S-1 (Registration No. 333-112258) that was declared effective by the Securities and Exchange Commission on March 3, 2004. Of the ordinary shares registered under the Registration Statement, 8,850,000 were sold at a price to the public of $34.85 per share. The underwriters had an option, exercisable until April 2, 2004, to acquire up to an additional 1,327,500 ordinary shares registered on the Registration Statement to cover over-allotments. On March 12, 2004, the underwriters exercised this option to purchase an additional 944,500 ordinary shares at a price of $34.85 per share. All of the ordinary shares were sold by certain founding shareholders and neither the Company nor any of its officers or directors received any proceeds from the offering.

On May 21, 2004, the Company repurchased 2,036,834 of its ordinary shares owned by Lightyear Capital, an initial investor at the formation of the Company. The purchase price was $31.779 per share, representing a 1% discount to the closing price for the ordinary shares on May 21, 2004. The purchase price totaled $64.7 million. The Company used existing cash on hand to fund the repurchase. The Company also announced a share repurchase program under which the Company may repurchase up to 2 million additional ordinary shares or share equivalents. The repurchases will be accomplished in open market or privately negotiated transactions, from time to time, depending on market conditions. During the year ended December 31, 2004, the Company repurchased 806,800 ordinary shares at an average price of $33.13 per share. In February 2005, the share repurchase program was increased to allow for the repurchase of a total of 4 million shares and share equivalents and is currently authorized to continue until February 2007. As of February 2005, the Company has authority remaining to repurchase up to an additional 3,193,200 ordinary shares and share equivalents.

At its meeting in May 2004, the Company's Board of Directors has approved the investment of up to $100 million with investment funds managed by performance incentive based alternative investment managers. At its meeting in February 2004, the Company's Board of Directors increased the authorized level of investment in the alternative funds to $200 million, which represented approximately 5% of the Company's invested assets at the time of authorization. As of December 31, 2004, the Company had invested $91.0 million in investments in alternative funds.

On June 15, 2004, the Company filed an unallocated universal Shelf Registration Statement on Form S-3 (Registration No. 333-116505) that was declared effective by the Securities and Exchange Commission on June 30, 2004. The Shelf Registration Statement permits the Company to issue, in one or more offerings, up to $500 million of debt, equity, trust preferred securities or a combination of the above. In addition to the $500 million of securities eligible to be sold from time to time by the Company, the Shelf Registration Statement also registered for possible future sales up to 38,069,699 ordinary shares beneficially owned by certain of the Company's founding shareholders. The registration of the founding shareholders' ordinary shares does not obligate these shareholders to offer or sell any of these shares. The Company will not receive any proceeds from any sale of shares by the selling shareholders.

On July 15, 2004, the Company issued $250 million principal amount of 7% Senior Notes due 2034 pursuant to a prospectus supplement to the Shelf Registration Statement. The Senior Notes were offered by the underwriters at a price of 99.108% of their principal amount, providing an effective yield to investors of 7.072%, and, unless previously redeemed, will mature on July 15, 2034. On July 15, 2004, the Company used a portion of the net proceeds from the offering to repay the $103 million term loan outstanding under its bank credit facility.

On August 6, 2004, the Company and its lenders replaced its existing letter of credit and revolving credit facility with a new three-year $850 million letter of credit and revolving credit facility. The full amount of the new credit facility may be used to issue letters of credit or for revolving credit borrowings. Up to $412.5 million of borrowings or letter of credit issuances under the credit facility may be secured by a portion of the investment portfolio of the individual borrower under the credit facility. The new credit facility expires on August 6, 2007. The lenders under the new credit facility are Bank of America, N.A., Barclays Bank PLC, Calyon, Comerica Bank, Commerzbank AG, Credit Suisse First Boston, Deutsche Bank AG, Goldman Sachs Credit Partners L.P., HSBC Bank USA, National Association, ING Bank N.V., JPMorgan Chase Bank, Lloyds TSB Bank plc, Merrill Lynch Bank USA, The Bank of New York, The Bank of Nova Scotia, The Bank of N.T. Butterfield & Son Limited, The Royal Bank of Scotland plc, and Wachovia Bank, National Association. The administrative agent is JPMorgan Chase Bank.

Endurance U.S. entered into a Renewal Rights Purchase Agreement, dated as of October 1, 2004, pursuant to which Endurance U.S. acquired a majority of the surety reinsurance business of XL Reinsurance America Inc. ("XL Re America") on a prospective basis. Endurance U.S. will pay XL Re America a commission on the surety reinsurance business renewed by Endurance U.S. Endurance U.S. is not obligated to pay any commission prior to the renewal of the business or any minimum amount of commission. In addition, Endurance U.S. will assist XL Re America with the ongoing management of the current in force and expired surety reinsurance portfolio.

On December 7, 2004, Aon Corporation, one of the Company's original founding shareholders, completed the sale of 9,800,000 of the Company's ordinary shares. Goldman, Sachs & Co. purchased the ordinary shares from Aon Corporation at a purchase price of $32.70 and subsequently sold the shares to public investors. All of the ordinary shares were sold by Aon Corporation and its subsidiaries and neither the Company nor any of its officers or directors received any proceeds from the offering. The ordinary shares were sold under the Company's existing Shelf Registration Statement on Form S-3. In the transaction, Aon Corporation sold substantially all of its direct ownership interest in the Company's ordinary shares. At February 21, 2005, Aon Corporation retains approximately 111,000 ordinary shares and warrants to purchase 4,099,200 of the Company's ordinary shares.

On January 5, 2005, the Company received a subpoena from the New York Attorney General's office requesting documents in connection with the investigation into contingent commissions and anti-competitive practices. The Company has provided the requested documents and is continuing to cooperate fully with the New York Attorney General's investigation. When these issues first emerged in October 2004, the Company's Board of Directors commissioned an outside party to review the Company's business activities to determine whether the Company had been involved in any of the anti-competitive practices detailed in the New York Attorney General's complaint against Marsh & McLennan. Based upon the findings generated by the review, the Company believes it has not participated in any of those anti-competitive practices.

Liquidity and capital resources

Endurance Holdings is a holding company that does not have any significant operations or assets other than its ownership of the shares of its direct and indirect subsidiaries, including Endurance Bermuda, Endurance U.K. and Endurance U.S. Endurance Holdings relies primarily on dividends and other permitted distributions from its insurance subsidiaries to pay its operating expenses, interest on debt and dividends, if any, on its ordinary shares. There are restrictions on the payment of dividends by Endurance Bermuda, Endurance U.K. and Endurance U.S. to Endurance Holdings, which are described in more detail below.

The ability of Endurance Bermuda to pay dividends is dependent on its ability to meet the requirements of applicable Bermuda law and regulations. Under Bermuda law, Endurance Bermuda may not declare or pay a dividend if there are reasonable grounds for believing that Endurance Bermuda is, or would after the payment be, unable to pay its liabilities as they become due, or the realizable value of Endurance Bermuda's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts. Further, Endurance Bermuda, as a regulated insurance company in Bermuda, is subject to additional regulatory restrictions on the payment of dividends or distributions. As of December 31, 2004, Endurance Bermuda could pay a dividend or return additional paid-in capital totaling approximately $272 million without prior regulatory approval based upon insurance and Bermuda Companies Act regulations.

Endurance U.S. is subject to regulation by the State of New York Insurance Department. Dividends may only be declared or distributed out of earned surplus. At December 31, 2004, Endurance U.S. did not have earned surplus, therefore Endurance U.S. is precluded from declaring or distributing any dividend during 2005 without the prior approval of the Superintendent of the State of New York Insurance Department.

The Company's aggregate invested assets as of December 31, 2004 totaled $3.9 billion compared to aggregate invested assets of $2.7 billion as of December 31, 2003. The increase in invested assets since December 31, 2003 resulted from collections of premiums on insurance policies and reinsurance contracts and investment income, offset by loss and loss expenses paid, acquisition expenses paid, reinsurance premiums paid and general and administrative expenses paid.

As of December 31, 2004, the Company had committed cash and cash equivalents and fixed maturity investments of $234.5 million in favor of certain ceding companies to collateralize obligations. As of December 31, 2004, the Company has also pledged $326.9 million of its fixed maturity investments as collateral to secure $260.9 million in letters of credit outstanding under its credit facility. In addition, at December 31, 2004, cash and fixed maturity investments with a fair value of $3.3 million were on deposit with U.S. state regulators.

The Company is subject to certain commitments with respect to the investments in other ventures acquired during the year ended December 31, 2004. Of the balance of $91.0 million at December 31, 2004, $40.5 million is subject to redemption restriction provisions of two years from date of acquisition and $15.5 million is subject to redemption restriction provisions of three years from acquisition. At December 31, 2004, the Company was committed to investing a further $7.5 million in an alternative investment fund.

At December 31, 2004, letters of credit totaling $260.9 million were outstanding, credit facility borrowings of $143.5 million were outstanding and $247.8 million of Senior Notes due 2034 were outstanding. On July 15, 2004, the Company used a portion of the net proceeds from the Senior Notes offering to repay the $103 million term loan outstanding under its then existing bank credit facility.

Endurance Holdings had entered into an interest rate swap agreement effective March 27, 2003 in which it has exchanged floating rate payments for fixed rate payments (2.62% per annum) on a declining notional amount corresponding to the outstanding principal amount of the initial $100 million drawn on the term loan facility that expired on August 6, 2004. The interest rate swap agreement was terminated on July 21, 2004.

Cash flows from operating activities on a consolidated basis are provided by premiums collected and investment income, offset by loss and loss expense payments and other general and administrative expenses. Consolidated cash provided by operating activities for the years ended December 31, 2004, 2003 and 2002 was approximately $1.2 billion, $943 million and $379 million, respectively.

On an ongoing basis, the Company expects its internally generated funds, together with borrowings available under its credit facilities, capital from its Senior Notes and the capital base established by its initial public offering and the private placement, to be sufficient to operate its business. However, there can be no assurance that the Company will not incur additional indebtedness in order to implement its business strategy or pay claims.

The Company's contractual obligations as of December 31, 2004 are summarized as follows:

		Payments due by period			
Contractual Obligations (in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Reserve for Losses and Loss Expenses	$ 1,549,661	$ 549,120	$ 543,432	$ 219,305	$ 237,804
7% Senior Notes due 2034	775,000	17,500	35,000	35,000	687,500
Credit Facility Borrowing	154,384	4,195	150,189	–	–
Operating Leases[1]	48,083	6,185	11,394	11,285	19,219
Total	**$ 2,527,128**	**$ 577,000**	**$ 740,015**	**$ 265,590**	**$ 944,523**

(1) The Company leases office space and office equipment under operating leases.

The table above includes the estimated timing of the payment of estimated future cash flows for losses and loss expenses based on the Company's best estimate of obligations to pay policyholders at December 31, 2004. The amount and timing of the cash flows are uncertain and do not have contractual payout terms. For a discussion of these uncertainties, see Critical Accounting Policies and Estimates – Reserve for Losses and Loss Expenses. These estimated obligations will be funded through operating cash flows and existing cash and investments.

On July 15, 2004, the Company issued $250 million principal amount of 7% Senior Notes due 2034 pursuant to a prospectus supplement to the Shelf Registration Statement. The Senior Notes were offered by the underwriters at a price of 99.108% of their principal amount, providing an effective yield to investors of 7.072%, and, unless previously redeemed, will mature on July 15, 2034. On July 15, 2004, the Company used a portion of the net proceeds from the offering to repay the $103 million term loan outstanding under its bank credit facility.

The Senior Notes are senior unsecured obligations of the Company and rank equally with all of the Company's existing and future unsecured and unsubordinated debt. The Senior Notes are also effectively junior to claims of creditors of the Company's subsidiaries, including policyholders, trade creditors, debt holders and taxing authorities.

The indenture governing the Senior Notes contains certain customary covenants, including:

- limitations on liens on the stock of restricted subsidiaries;
- restrictions as to the disposition of the stock of restricted subsidiaries; and
- limitations on consolidation, merger, amalgamation and sale of assets.

In addition, the following events constitute an event of default under the indenture governing the Senior Notes:

- a default in payment of principal or any premium under the Senior Notes when due;
- a default for 30 days in payment of any interest under the Senior Notes;
- a failure to observe or perform any other covenant or agreement in the Senior Notes or indenture, other than a covenant or agreement included solely for the benefit of a different series of debt securities, after 90 days written notice of the failure;

- certain events of bankruptcy, insolvency or reorganization; or
- a continuing default, for more than 30 days after the Company receives notice of the default, under any other indenture, mortgage, bond, debenture, note or other instrument, under which the Company or its restricted subsidiaries may incur recourse indebtedness for borrowed money in an aggregate principal amount exceeding $50,000,000, if the default resulted in the acceleration of that indebtedness, and such acceleration has not been waived or cured.

Where an event of default occurs and is continuing, either the indenture trustee or the holders of not less than 25% in principal amount of the Senior Notes, may declare the principal and accrued interest of the Senior Notes to be due and payable immediately. If an event of default occurs involving certain events of bankruptcy, insolvency or reorganization, all unpaid principal of all the Senior Notes then outstanding, and interest accrued thereon, if any, shall be due and payable immediately, without any declaration or other act on the part of the indenture trustee or any holder of the Senior Notes.

On August 6, 2004, the Company and its lenders replaced its existing letter of credit and revolving credit facility with a new three-year $850 million letter of credit and revolving credit facility. The full amount of the new credit facility may be used to issue letters of credit or for revolving credit borrowings. Up to $412.5 million of borrowings or letter of credit issuances under the credit facility may be secured by a portion of the investment portfolio of the individual borrower under the credit facility. The new credit facility expires on August 6, 2007. The lenders under the new credit facility are Bank of America, N.A., Barclays Bank PLC, Calyon, Comerica Bank, Commerzbank AG, Credit Suisse First Boston, Deutsche Bank AG, Goldman Sachs Credit Partners L.P., HSBC Bank USA, National Association, ING Bank N.V., JPMorgan Chase Bank, Lloyds TSB Bank plc, Merrill Lynch Bank USA, The Bank of New York, The Bank of Nova Scotia, The Bank of N.T. Butterfield & Son Limited, The Royal Bank of Scotland plc, and Wachovia Bank, National Association. The administrative agent is JPMorgan Chase Bank.

Proceeds of the revolving credit facility may be used by the Company or its subsidiaries for general corporate and working capital purposes and repurchases of its outstanding ordinary or class A shares and warrants to purchase its ordinary or class A shares. The Company cannot use more than $500 million of the proceeds for equity repurchases. The credit facility also provides for the issuance of standby letters of credit, of which up to $412.5 million may be secured by a portion of the investment portfolio of the individual borrower under the facility. Endurance Holdings guaranteed the obligations of those of its subsidiaries that are parties to the credit facility.

On December 22, 2004, the Company borrowed $143.5 million under the unsecured revolving credit facility. This amount remained outstanding at December 31, 2004.

The interest rate for revolving loans under the credit facility is either (i) the higher of (a) the Federal Funds Effective Rate plus 1/2% of 1% and (b) the prime commercial lending rate of JPMorgan Chase Bank or (ii) LIBOR. For letters of credit issued on an unsecured basis, the Company is required to pay a fee ranging from 0.40% to 0.70% on the daily stated amount of such letters of credit. For letters of credit issued on a secured basis, the Company is required to pay a fee ranging from 0.20% to 0.30% on the daily stated amount of such letters of credit. In each case, the applicable fee is determined based upon the ratio of the Company's outstanding indebtedness to total capital, which is referred to as the Company's leverage ratio. If the Company fails to timely repay any revolving loan or timely reimburse any lender for a drawing under a letter of credit, the Company is obligated to pay interest on the unpaid or unreimbursed amount at the applicable rate, plus 2.0%. The Company incurred interest at 2.92% on the revolving borrowing of December 22, 2004 for the remainder of the year ended December 31, 2004.

The credit facility requires the Company to pay to the lenders a facility fee that ranges from 0.10% to 0.175% of the total commitments outstanding under the credit facility depending on the Company's leverage ratio. The Company must also pay the lenders a utilization fee that ranges from 0.125% to 0.25% of the total amount of revolving loans outstanding when the aggregate amount of those loans is equal to 50% of the aggregate lending commitments outstanding under the credit facility.

The credit facility requires that the outstanding principal of revolving loans be repaid in full on August 6, 2007.

The credit facility requires the Company's compliance with certain customary restrictive covenants. These include certain financial covenants, such as maintaining a leverage ratio (no greater than 0.35:1.00 at any time), a consolidated tangible net worth (no less than $1.25 billion at any time), and unencumbered cash and investment grade assets in excess of the greater of $400 million or the Company's outstanding debt and letters of credit. In addition, each of the Company's regulated insurance subsidiaries that has a claims paying rating from A.M. Best must maintain a rating of at least B++ at all times. The terms of the Company's credit facility restrict the declaration or payment of dividends if the Company is already in default or the payment or declaration would cause a default under the terms of the loan facilities. The credit facility also includes other covenants restricting such activities as:

- changes in business;
- consolidation or merger with another entity;
- disposal of assets;
- incurrence of additional indebtedness;
- incurrence of liens on our property;
- issuance of preferred or preference equity securities;
- dissolution or liquidation;
- transactions with affiliates; and
- changes of control.

It is an event of default under the credit facility if there occurs any one of the following:

- a failure of the Company to pay principal when due, interest or fees within three business days or other amounts under the credit facility following notice or demand;
- a representation made by the Company is untrue in any material respect;
- a failure by the Company to perform its covenants;
- a default in connection with other indebtedness in excess of $30 million;
- bankruptcy;
- a material ERISA violation;
- an adverse judgment in excess of $30 million;
- suspension of one or more insurance licenses, with the suspension having a material adverse effect on the Company;
- cessation of the Endurance Holdings guarantee;
- a failure of the lenders to have a first priority perfected security interest in the collateral; or
- a change in control of the Company.

Upon the occurrence of an event of default under the credit facility, the lenders can terminate their commitments under the revolving credit facility, require repayment of any outstanding revolving loans, give notice of termination of any outstanding letters of credit in accordance with their terms, require the delivery of cash collateral for outstanding letters of credit and foreclose on any security held by the lenders under the credit facility.

Given that the Company's Senior Notes (described above) and the credit facility contain cross default provisions, this may result in the holders of the Senior Notes and the lenders under the credit facility declaring such debt due and payable and an acceleration of all debt due under both the Senior Notes and the revolving credit facility. If this were to occur, the Company may not have liquid funds sufficient at that time to repay any or all of such indebtedness.

Off-balance sheet arrangements

As of December 31, 2004, the Company has not entered into any material off-balance sheet arrangements.

Currency and foreign exchange

The Company's functional currency is U.S. dollars for Endurance Bermuda and Endurance U.S. and British Sterling for Endurance U.K. The reporting currency for all entities is U.S. dollars. The Company maintains a portion of its investments and liabilities in currencies other than the U.S. dollar. The Company has made a significant investment in the capitalization of Endurance U.K. Endurance U.K. is subject to the United Kingdom's Financial Services Authority rules concerning the matching of the currency of its assets to the currency of its liabilities. Depending on the profile of Endurance U.K.'s liabilities, it may be required to hold some of its assets in currencies corresponding to the currencies of its liabilities. The Company may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies, which could have a material adverse effect on the Company's results of operations.

Assets and liabilities of foreign operations whose functional currency is not the U.S. dollar are translated at exchange rates in effect at the balance sheet date. Revenues and expenses of such foreign operations are translated at average exchange rates during the year. The effect of the translation adjustments for foreign operations is included in accumulated other comprehensive income.

Other monetary assets and liabilities denominated in foreign currencies are revalued at the exchange rates in effect at the balance sheet date with the resulting foreign exchange gains and losses included in earnings. Revenues and expenses denominated in foreign currencies are translated at the prevailing exchange rate on the transaction date.

Effects of inflation

The effects of inflation could cause the severity of claims to rise in the future. The Company's estimates for losses and loss expenses include assumptions about future payments for settlement of claims and claims handling expenses, such as medical treatments and litigation costs. To the extent inflation causes these costs to increase above reserves established for these claims, the Company will be required to increase the reserve for losses and loss expenses with a corresponding reduction in its earnings in the period in which the deficiency is identified.

Reserve for losses and loss expenses

As of December 31, 2004 and 2003, the Company had accrued losses and loss expense reserves of $1,549.7 million and $833.2 million, respectively. These amounts represent the Company's actuarial best estimate of the ultimate liability for payment of losses and loss expenses related to loss events as of December 31, 2004 and 2003, respectively. During the years ended December 31, 2004, 2003 and 2002, the Company paid losses and loss expenses of $236.7 million, $86.8 million and $4.7 million, respectively.

As of December 31, 2004, the Company had been notified of a moderate number of claims and potential claims under its insurance policies and reinsurance contracts. Of these notifications, management expects some of the claims to penetrate layers in which the Company provides coverage and case reserves have been established for these expected losses. The Company participates in lines of business where claims may not be reported for many years. Accordingly, management does not believe that reported claims are currently a valid means for estimating ultimate obligations. Ultimate losses and loss expenses may differ materially from the amounts recorded in the Company's consolidated financial statements. These estimates are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, are recorded in earnings in the period in which they are determined. The overall loss reserves were established by the Company's actuaries and reflect management's best estimate of ultimate. See "Critical Accounting Policies and Estimates – Reserve for Losses and Loss Expenses" for further discussion.

The following table summarizes the net income effect of a 10% change in the Company's reserve for losses and loss expenses by segment:

(in thousands)	Property per Risk Treaty Reinsurance	Property Catastrophe Reinsurance	Casualty Treaty Reinsurance	Property Individual Risk	Casualty Individual Risk	Aerospace And Other Specialty Lines
Reserve for losses and loss expenses at December 31, 2004	$ 379,902	$ 78,621	$ 467,225	$ 70,218	$ 300,112	$ 253,583
Net income effect of a 10% change	10.7%	2.2%	13.1%	2.0%	8.4%	7.1%

Incurred losses for the year ended December 31, 2004 are summarized as follows:

(in thousands)	Property per Risk Treaty Reinsurance	Property Catastrophe Reinsurance	Casualty Treaty Reinsurance	Property Individual Risk	Casualty Individual Risk	Aerospace And Other Specialty Lines	Total
Incurred related to:							
Current year	$ 332,669	$ 106,065	$ 257,801	$ 61,794	$ 162,767	$ 152,914	$ 1,074,010
Prior years	(48,038)	(40,414)	(78)	(15,743)	(15,110)	(17,297)	(136,680)
Total Incurred Losses	$ 284,631	$ 65,651	$ 257,723	$ 46,051	$ 147,657	$ 135,617	$ 937,330

Incurred losses for the year ended December 31, 2004 include approximately $136.7 million in favorable development of reserves relating to prior accident years. The favorable loss reserve development experienced during the 2004 year benefited the Company's 2004 reported loss ratio by approximately 8.4 percentage points.

During 2004, the reduction in the Company's initial estimated losses for prior accident years was experienced most significantly in the Property per Risk Treaty segment and the Property Catastrophe segment. The balance of the redundancy was experienced evenly across the Property Individual Risk, Casualty Individual Risk and Aerospace & Other Specialty business segments. The above net reduction in estimated losses for prior accident years reflects lower than expected emergence of catastrophic and attritional losses.

Reserves for losses and loss expenses were comprised of the following at December 31, 2004:

(in thousands)	Property per Risk Treaty Reinsurance	Property Catastrophe Reinsurance	Casualty Treaty Reinsurance	Property Individual Risk	Casualty Individual Risk	Aerospace And Other Specialty Lines	Total
Case reserves	$ 158,139	$ 41,542	$ 68,450	$ 28,697	$ 5,000	$ 68,422	$ 370,250
IBNR	221,763	37,079	398,775	41,521	295,112	185,161	1,179,411
Reserve for losses and loss expenses	$ 379,902	$ 78,621	$ 467,225	$ 70,218	$ 300,112	$ 253,583	$ 1,549,661

Selected quarterly activity in the reserve for losses and loss expenses for the year ended December 31, 2004 is summarized as follows:

(in thousands)	Quarter Ended March 31, 2004	Quarter Ended June 30, 2004	Quarter Ended September 30, 2004	Quarter Ended December 31, 2004	**Year Ended December 31, 2004**
Incurred related to:					
Current year	$ 241,381	$ 229,900	$ 359,187	$ 243,542	$ 1,074,010
Prior years	(19,372)	(40,692)	(50,932)	(25,684)	(136,680)
Total incurred	222,009	189,208	308,255	217,858	937,330
Paid related to:					
Current year	(2,752)	(11,027)	(28,056)	(76,606)	(118,441)
Prior years	(32,819)	(27,076)	(21,801)	(36,557)	(118,253)
Total paid	**$ (35,571)**	**$ (38,103)**	**$ (49,857)**	**$ (113,163)**	**$ (236,694)**

The following table represents the development of GAAP balance sheet reserves for 2002 through December 31, 2004. This table does not present accident or policy year development data. The top line of the table shows the gross reserves for losses and loss expenses at the balance sheet date for each of the indicated years. This represents the estimated amounts of gross losses and loss expenses arising in the current year and all prior years that are unpaid at the balance sheet date, including IBNR reserves. The table also shows the reestimated amount of the previously recorded reserve based on experience as of the end of each succeeding year. The estimate changes as more information becomes known about the frequency and severity of claims for individual years. The "cumulative redundancy" represents the aggregate change to date from the original estimate on the top line of the table. The table also shows the cumulative paid amounts as of successive years with respect to the reserve liability.

(in thousands)	Year Ended December 31, 2002	Year Ended December 31, 2003	**Year Ended December 31, 2004**
Reserve for losses and loss expenses	$ 200,840	$ 833,158	$ 1,549,601
1 year later	164,923	660,561	–
2 years later	143,295	–	–
Cumulative redundancy	57,545	172,597	–
Cumulative net paid losses			
1 year later	49,563	155,745	–
2 years later	66,643	–	–

Ceded reinsurance

Total premiums ceded were $14.3 million for the year ended December 31, 2004, negligible for the year ended December 31, 2003 and approximately $33.8 million for the year ended December 31, 2002. During 2004, the Company purchased additional reinsurance to reduce its exposure to certain U.S. wind risks, predominantly in Florida. The reinsurance was allocated to the property per risk treaty reinsurance, treaty catastrophe reinsurance and property individual risk segments. The premiums ceded in 2002 resulted from retrocessional contracts acquired from LaSalle in May 2002.

At December 31, 2004, the Company has reinsurance recoverables of $12.2 million related to these reinsurance agreements. The Company remains obligated for amounts ceded in the event that its reinsurers or retrocessionaires do not meet their obligations. Accordingly, the Company has evaluated the reinsurers and retrocessionaires that are providing reinsurance and retrocessional protection and will continue to monitor the stability of its reinsurers and retrocessionaires.

Intangible assets

Goodwill and other intangibles that arise from business combinations are accounted for in accordance with SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." These standards require that identifiable intangible assets are amortized in accordance with their useful lives and goodwill and intangible assets with indefinite useful lives should not be amortized but should be tested for impairment at least annually. As a result of its acquisition of the majority of the reinsurance business of HartRe during the year ended December 31, 2003, the Company recorded goodwill of $0.2 million. Payments to HartRe contingent upon certain performance factors related to the acquired business have increased the goodwill balance to $15.2 million at December 31, 2004. The Company also recorded other acquisition related intangibles of $19.6 million. The other acquisition related intangibles are being amortized over periods of up to ten years. As a result of its acquisition of the property catastrophe business of LaSalle during the year ended December 31, 2002, the Company recorded goodwill of $0.9 million and other acquisition related intangibles of $14.2 million. The other acquisition related intangibles are being amortized over periods of up to ten years.

Deferred tax assets

The Company's balance sheet contains net deferred tax assets in the amount of $16.1 million (2003 – $6.3 million). $10.7 million (2003 – $5.1 million) of the Company's net deferred tax assets relates to net operating loss carryforwards that are available to offset future taxes payable by the Company's U.S. subsidiaries.

Although the Company's U.S. operations did not generate taxable income during the year ended December 31, 2004 or during prior years, the net operating losses which gave rise to a deferred tax asset have a carryforward period through 2024. Management believes the deferred tax assets are appropriately stated given tax planning strategies that could be implemented to realize the value of the deferred tax asset.

Quantitative and qualitative information about market risk. The Company believes that it is principally exposed to four types of market risk: interest rate risk, equity risk, foreign currency risk and credit risk.

Interest rate risk – The Company's primary market risk exposure is to changes in interest rates. The Company's fixed maturity portfolio is exposed to interest rate risk. Fluctuations in interest rates have a direct impact on the market valuation of these securities. As interest rates rise, the market value of the Company's fixed maturity portfolio falls, and the converse is also true. The Company expects to manage interest rate risk through an active portfolio management strategy that involves the selection, by its managers, of investments with appropriate characteristics, such as duration, yield, currency and liquidity that are tailored to the anticipated cash outflow characteristics of its liabilities. The Company's strategy for managing interest rate risk also includes maintaining a high quality portfolio with a relatively short duration to reduce the effect of interest rate changes on book value. A significant portion of the investment portfolio matures each year, allowing for reinvestment at current market rates. The portfolio is actively managed and trades are made to balance the Company's exposure to interest rates. As of December 31, 2004, assuming parallel shifts in interest rates, the impact of an immediate 100 basis point increase in market interest rates on the Company's assets invested in cash and fixed income securities of $3.8 billion would have been an estimated decrease in market value of 2.9% or approximately $111 million, and the impact on its cash and fixed income securities of an immediate 100 basis point decrease in market interest rates would have been an estimated increase in market value of 2.7% or approximately $104 million.

The Company's investments in other ventures are exposed to interest rate risk. To the extent that the securities underlying these investments are fixed maturities, fluctuations in interest rates have a direct impact on the market valuation of these investments.

Equity risk – The Company's investments in alternative funds are exposed to equity risk. To the extent that the securities underlying these investments are equity securities, fluctuations in the equity markets have a direct impact on the market valuation of these investments. The Company's investment in alternative funds at December 31, 2004 was $91.0 million which represented 2.3% of the Company's invested assets at such date.

Foreign currency risk – The Company has made a significant investment in the capitalization of Endurance U.K., which is denominated in British Sterling. In addition, the Company enters into reinsurance and insurance contracts for which it is obligated to pay losses in currencies other than U.S. dollars. For the year ended December 31, 2004, approximately 22.9% of the Company's gross premiums were written in currencies other than the U.S. dollar. A portion of the Company's cash and cash equivalents, investments and loss reserves are also denominated in non-U.S. currencies. The majority of the Company's operating foreign currency assets and liabilities are denominated in Euros, British Sterling, Canadian Dollars, Japanese Yen and Australian Dollars ("Major Currencies"). The Company may, from time to time, experience losses from fluctuations in the values of these and other non-U.S. currencies, which could have a material adverse effect on its results of operations. The Company will attempt to manage its foreign currency risk by seeking to match its liabilities under insurance and reinsurance contracts that are payable in foreign currencies with investments that are denominated in such currencies. The Company purchases assets which are matched in currency to its case reserves for liabilities incurred in major currencies including U.S. dollars, Euros, British Sterling, Canadian Dollars, Japanese Yen and Australian dollars at the time such reserves are established. The Company has no currency hedges in place; however, as part of its matching strategy, the Company may consider the use of hedges when it becomes aware of probable significant losses that will be paid in non-U.S. dollar currencies. For liabilities incurred in currencies other than those listed above, U.S. dollars are converted to the currency of the loss at the time of claims payment. As a result, the Company may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies.

Credit risk – The Company has exposure to credit risk primarily as a holder of fixed maturity securities. The Company's risk management strategy and investment policy is to invest in debt instruments of high credit quality issuers and to limit the amount of credit exposure with respect to particular ratings categories and any one issuer. The Company attempts to limit its credit exposure by purchasing fixed income investments rated A-/A3 or higher. In addition, the Company has limited its exposure to any single corporate issuer to 1% or less of its total portfolio.

Management report on internal control over financial reporting

To the shareholders of Endurance Specialty Holdings Ltd.
The management of Endurance Specialty Holdings Ltd. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). This internal control provides monitoring mechanisms, and actions are taken to correct deficiencies identified.

There are inherent limitations in any internal control over financial reporting, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, controls may become inadequate or the degree of compliance with policies or procedures may deteriorate over time.

Management assessed the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2004, the Company maintained effective internal control over financial reporting.

Ernst & Young, an independent registered public accounting firm, has issued their attestation report on management's assessment of the Company's internal control over financial reporting. This report appears on page 72 of this Annual Report.

Kenneth J. LeStrange, CEO

James R. Kroner, CFO
February 16, 2005

Reports of independent registered public accounting firm

The board of directors and shareholders
Endurance Specialty Holdings Ltd. and subsidiaries

We have audited the accompanying consolidated balance sheets of Endurance Specialty Holdings Ltd. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endurance Specialty Holdings Ltd. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Endurance Specialty Holdings Ltd.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 16, 2005 expressed an unqualified opinion thereon.

Ernst + Young

Hamilton, Bermuda
February 16, 2005

The board of directors and shareholders
Endurance Specialty Holdings Ltd.

We have audited management's assessment, included in the accompanying Management Report on Effectiveness of Internal Control over Financial Reporting, that Endurance Specialty Holdings Ltd. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Endurance Specialty Holdings Ltd.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Endurance Specialty Holdings Ltd. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Endurance Specialty Holdings Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Endurance Specialty Holdings Ltd. as of December 31, 2004 and 2003, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004 of Endurance Specialty Holdings Ltd. and our report dated February 16, 2005 expressed an unqualified opinion thereon.

Ernst + Young

Hamilton, Bermuda
February 16, 2005

Consolidated balance sheets

December 31, 2004 and 2003

(In thousands of U.S.$, except share amounts)	2004	2003
Assets		
Cash and cash equivalents	$ 271,143	$ 150,923
Fixed maturity investments available for sale, at fair value		
(amortized cost: $3,570,487 and $2,497,152 at December 31, 2004 and 2003, respectively)	3,578,174	2,523,309
Investment in other ventures, under equity method	91,036	–
Premiums receivable, net		
(includes $9,439 and $nil from related parties at December 31, 2004 and 2003, respectively)	545,352	518,539
Deferred acquisition costs	195,419	183,387
Securities lending collateral	407,527	–
Prepaid reinsurance premiums	5,248	2,335
Losses recoverable	12,203	1,442
Accrued investment income	28,378	20,434
Intangible assets	47,107	32,407
Other assets	44,251	26,188
Total assets	**$ 5,225,838**	**$ 3,458,964**
Liabilities		
Reserve for losses and loss expenses	$ 1,549,661	$ 833,158
Reserve for unearned premiums	897,605	824,685
Reinsurance balances payable	70,507	23,977
Securities lending payable	407,527	–
Debt	391,280	103,029
Other liabilities	46,803	29,300
Total liabilities	3,363,383	1,814,149
Shareholders' Equity		
Common shares		
Ordinary – 61,254,992 issued and outstanding (2003 – 63,912,000)	61,255	63,912
Additional paid-in capital	1,111,633	1,189,570
Accumulated other comprehensive income	39,473	46,068
Retained earnings	650,094	345,265
Total shareholders' equity	1,862,455	1,644,815
Total liabilities and shareholders' equity	**$ 5,225,838**	**$ 3,458,964**

See accompanying notes to the consolidated financial statements.

Consolidated statements of income and comprehensive income

For the years ended December 31, 2004, 2003 and 2002

(In thousands of U.S.$, except share amounts)	2004	2003	2002
Revenues			
Gross premiums written and acquired	**$ 1,711,357**	**$ 1,601,997**	**$ 798,760**
Net premiums written and acquired	$ 1,697,020	$ 1,597,844	$ 764,918
Change in unearned premiums	(64,420)	(423,897)	(395,429)
Net premiums earned (includes $11,343, $308 and $30,690 from related parties in 2004, 2003 and 2002, respectively)	1,632,600	1,173,947	369,489
Net investment income	122,059	71,010	42,938
Net foreign exchange (losses) gains	(214)	9,883	2,312
Net realized gains on sales of investments	6,130	5,718	6,730
Total revenues	1,760,575	1,260,558	421,469
Expenses			
Losses and loss expenses (includes $9,439, $215 and $17,485 from related parties in 2004, 2003 and 2002, respectively)	937,330	663,696	204,455
Acquisition expenses (includes $1,212, $nil and $6,998 from related parties in 2004, 2003 and 2002, respectively)	329,784	230,549	64,013
General and administrative expenses	133,725	100,657	49,999
Amortization of intangibles	3,990	3,237	809
Interest expense	9,959	4,238	984
Total expenses	1,414,788	1,002,377	320,260
Income before income taxes	345,787	258,181	101,209
Income tax benefit	9,797	5,256	857
Net income	355,584	263,437	102,066
Other comprehensive (loss) income			
Holding gains (losses) on investments arising during the period (net of applicable deferred income taxes in 2004 – $184; 2003 – $1,256; and 2002 – $1,337)	(12,173)	(15,097)	53,775
Foreign currency translation adjustments	13,480	17,060	3,662
Net loss on derivatives designated as cash flow hedge	(1,772)	(884)	–
Reclassification adjustment for net realized gains included in net income	(6,130)	(5,718)	(6,730)
Other comprehensive (loss) income	(6,595)	(4,639)	50,707
Comprehensive income	**$ 348,989**	**$ 258,798**	**$ 152,773**
Per share data			
Weighted average number of common and common equivalent shares outstanding:			
Basic	**62,781,306**	**62,932,775**	**58,698,630**
Diluted	**67,283,261**	**65,899,925**	**58,857,664**
Basic earnings per share	**$ 5.66**	**$ 4.19**	**$ 1.74**
Diluted earnings per share	**$ 5.28**	**$ 4.00**	**$ 1.73**

See accompanying notes to the consolidated financial statements.

Consolidated statements of changes in shareholders' equity

For the years ended December 31, 2004, 2003 and 2002

(In thousands of U.S.$)	**2004**	2003	2002
Common shares			
Balance, beginning of year	$ 63,912	$ 55,000	$ 60,000
Issuance of common shares	187	9,662	–
Repurchase of common shares	(2,844)	(750)	(5,000)
Balance, end of year	61,255	63,912	55,000
Additional paid-in capital			
Balance, beginning of year	1,189,570	1,009,415	1,102,000
Issuance of common shares	2,634	197,110	–
Issuance of restricted share units	8,886	3,109	–
Public offering and registration costs	(1,649)	(3,820)	–
Repurchase of common shares	(88,819)	(19,545)	(95,000)
Settlement of restricted share units	(1,625)	–	–
Stock-based compensation expense	2,636	3,301	2,415
Balance, end of year	1,111,633	1,189,570	1,009,415
Accumulated other comprehensive income			
Cumulative foreign currency translation adjustments:			
Balance, beginning of year	20,722	3,662	–
Foreign currency translation adjustments	13,480	17,060	3,662
Balance, end of year	34,202	20,722	3,662
Unrealized holding gains on investments:			
Balance, beginning of year	26,230	47,045	–
Net unrealized holding gains (losses) arising during the period, net of reclassification adjustment	(18,303)	(20,815)	47,045
Balance, end of year	7,927	26,230	47,045
Accumulated derivative loss on cash flow hedging instruments:			
Balance, beginning of year	(884)	–	–
Net change from current period hedging transactions	(2,620)	(1,952)	–
Net derivative loss reclassified to earnings	848	1,068	–
Balance, end of year	(2,656)	(884)	–
Total accumulated other comprehensive income	39,473	46,068	50,707
Retained earnings			
Balance, beginning of year	345,265	102,378	312
Net income	355,584	263,437	102,066
Issuance of restricted share units in lieu of dividends	(409)	(45)	–
Dividends on common shares	(50,346)	(20,505)	–
Balance, end of year	650,094	345,265	102,378
Total shareholders' equity	**$ 1,862,455**	**$ 1,644,815**	**$ 1,217,500**

See accompanying notes to the consolidated financial statements.

Consolidated statements of cash flows

For the years ended December 31, 2004, 2003 and 2002

(In thousands of U.S.$)	2004	2003	2002
Cash flows provided by operating activities:			
Net income	$ 355,584	$ 263,437	$ 102,066
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	37,206	35,758	11,903
Net realized gains on sales of investments	(6,130)	(5,718)	(6,730)
Deferred taxes	(9,842)	(6,634)	344
Stock-based compensation expense	6,979	3,301	2,415
Equity in earnings of unconsolidated ventures	(6,036)	–	–
Premiums receivable, net	(26,813)	65,718	(175,477)
Deferred acquisition costs	(12,032)	(15,558)	(70,107)
Prepaid reinsurance premiums	(2,913)	5,166	13,989
Losses recoverable	(10,761)	(1,442)	–
Accrued investment income	(7,944)	(9,225)	(11,209)
Other assets	(3,836)	4,678	(6,915)
Reserve for losses and loss expenses	716,503	580,673	200,840
Reserve for unearned premiums	72,920	6,863	314,372
Reinsurance balances payable	46,530	7,534	(18,778)
Other liabilities	9,211	8,686	21,964
Net cash provided by operating activities	1,158,626	943,237	378,677
Cash flows used in investing activities:			
Proceeds from sales of fixed maturity investments	1,177,505	1,176,968	346,842
Proceeds from maturities and calls on fixed maturity investments	492,291	322,218	–
Purchases of fixed maturity investments	(2,743,037)	(2,651,110)	(1,707,031)
Purchase of investments in other ventures, under equity method	(85,000)	–	–
Purchases of fixed assets	(8,530)	(16,767)	(4,436)
Net cash (paid) acquired in HartRe acquisition	(6,919)	45,638	–
Purchase of net assets – LaSalle acquisition	–	(1,532)	(11,640)
Net cash used in investing activities	(1,173,690)	(1,124,585)	(1,376,265)
Cash flows provided by financing activities:			
Issuance of common shares	2,821	206,582	–
Repurchase of common shares	(91,484)	(20,295)	(100,000)
Issuance of long term debt	247,775	–	–
Settlement of restricted share units	(1,625)	–	–
Offering and registration costs paid	(4,152)	(3,820)	(1,864)
Proceeds from bank debt	143,500	–	192,000
Bank debt repaid	(103,029)	(88,971)	–
Interest rate lock settlement	(2,698)	–	–
Dividends paid	(50,346)	(20,505)	–
Net cash provided by financing activities	140,762	72,991	90,136
Effect of exchange rate changes on cash and cash equivalents	(5,478)	2,440	1,794
Net increase (decrease) in cash and cash equivalents	120,220	(105,917)	(905,658)
Cash and cash equivalents, beginning of year	150,923	256,840	1,162,498
Cash and cash equivalents, end of year	**$ 271,143**	**$ 150,923**	**$ 256,840**

See accompanying notes to the consolidated financial statements.

(amounts in tables expressed in thousands of U.S.$, except share and per share amounts)

1. Organization

Endurance Specialty Holdings Ltd. ("Endurance Holdings") was organized on June 27, 2002 under the laws of Bermuda to act as a holding company of providers of property and casualty insurance and reinsurance on a worldwide basis.

Endurance Holdings' wholly-owned subsidiary, Endurance Specialty Insurance Ltd. ("Endurance Bermuda"), was organized in Bermuda on November 30, 2001. On December 14, 2001, Endurance Bermuda completed a private offering of 60 million common shares for gross cash proceeds of $1.2 billion. Under the terms of an Exchange Offer dated July 22, 2002, the shareholders of Endurance Bermuda transferred their interest in Endurance Bermuda to Endurance Holdings in exchange for an identical shareholding in Endurance Holdings. The Exchange Offer represented a business combination of companies under common control and was accounted for at historical cost. On March 5, 2003, the Company consummated the initial public offering of its ordinary shares resulting in the issuance of an additional 9.6 million ordinary shares for net proceeds of $201.5 million.

Endurance Holdings writes specialty lines of insurance and reinsurance on a global basis through its three wholly-owned operating subsidiaries: Endurance Bermuda, based in Bermuda; Endurance Worldwide Insurance Limited ("Endurance U.K."), based in London, England; and Endurance Reinsurance Corporation of America ("Endurance U.S."), based in New York.

2. Summary of significant accounting policies

The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States ("U.S. GAAP") and include the accounts of Endurance Holdings and its wholly-owned subsidiaries, which are collectively referred to herein as the "Company." All intercompany transactions and balances have been eliminated on consolidation. Certain comparative information has been reclassified to conform with the 2004 presentation. The following are the significant accounting and reporting policies adopted by the Company:

(a) Premiums and related expenses

Premiums written and ceded are earned on a pro-rata basis over the terms of the risk period. For contracts and policies written on a losses occurring basis, the risk period is generally the same as the contract or policy term. For contracts written on a policies attaching basis, the risk period is based on the terms of the underlying contracts and policies. Premiums written and ceded include estimates based on information received from brokers, ceding companies and insureds, and any subsequent differences arising on such estimates are recorded in the periods in which they are determined. The portion of the premiums written and ceded applicable to the unexpired terms of the underlying contracts and policies are recorded as unearned premiums and prepaid reinsurance premiums, respectively. Acquisition expenses are costs that vary with and are directly related to the production of new and renewal business, and consist principally of commissions and brokerage expenses. These costs are deferred and amortized over the periods in which the related premiums are earned. Deferred acquisition costs are limited to their estimated realizable value based on the related unearned premiums. Anticipated net investment income is considered in determining the recoverability of deferred acquisition costs.

A portion of the Company's assumed quota share reinsurance agreements contain loss sensitive provisions, such as adjustable or sliding scale commissions, that may impact the ultimate amounts paid to or received from ceding companies based on loss experience. In some loss scenarios, these features would result in the ceding company's results not being proportional to the Company's results from the quota share agreement, and such differences may be meaningful. The Company has recorded these agreements as reinsurance in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts." For the year ended December 31, 2004, the Company recorded written and earned premiums of $73.0 million and $52.7 million, respectively, associated with reinsurance agreements containing sliding scale commissions that, in some loss scenarios, could result in meaningful differences between the ceding company's results and the Company's results. For the year ended December 31, 2003, the Company recorded written and earned premiums of $22.6 million and $6.0 million, respectively, associated with such reinsurance agreements.

(b) Reserve for losses and loss expenses

The reserve for losses and loss expenses includes reserves for unpaid reported losses and for losses incurred but not reported. The reserve for unpaid reported losses and loss expenses is established by management based on reports from brokers, ceding companies and insureds and consultations with legal counsel, and represents the estimated ultimate cost of events or conditions that have been reported to or specifically identified by the Company. The reserve for incurred but not reported losses and loss expenses is established by management based on estimates of ultimate losses and loss expenses. Inherent in the estimates of ultimate losses and loss expenses are expected trends in claim severity and frequency and other factors which may vary significantly as claims are settled. Accordingly, ultimate losses and loss expenses may differ materially from the amounts recorded in the consolidated financial statements. These estimates are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, are recorded in earnings in the period in which they become known.

(c) Reinsurance
Losses recoverable represent estimates of losses and loss expenses that will be recovered from reinsurers. Amounts recoverable from reinsurers are estimated in a manner consistent with the provisions of the reinsurance agreements and consistent with the establishment of the Company's reserves for losses and loss expenses.

(d) Investments
Investments in fixed maturity securities are designated as available for sale and are carried at fair value, with related net unrealized gains or losses excluded from earnings and included in shareholders' equity as a component of accumulated other comprehensive income. Fair value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations and valuation pricing models that take into account time value and volatility factors underlying the financial instruments. Realized gains and losses on the sale of investments are recognized in earnings using the specific identification method. Interest on fixed maturity securities is recorded in net investment income when earned and adjusted for any amortization of premium or discount.

Investments are reviewed for declines in value that are considered to be other-than-temporary, and if applicable, such adjustments are included in earnings as a component of realized losses. This review involves consideration of several factors including (i) the time period in which there has been a significant decline in value, (ii) the significance of the decline (iii) an analysis of the liquidity, business prospects and overall financial condition of the issuer, and (iv) the Company's intent and ability to hold the investment for a period of time sufficient for the value to recover. Generally, a change in the market or interest rate environment does not constitute an impairment of an investment but rather a temporary decline.

Investments in other ventures are accounted for using the equity method of accounting whereby the initial investment is recorded at cost. The carrying amounts of these investments are increased or decreased to reflect the Company's share of income or loss and are decreased for any dividends received. The Company's share of income or loss is recorded in earnings as a component of net investment income.

The Company participates in a securities lending program whereby blocks of securities, which are included in fixed maturity investments available for sale, are loaned to third parties, primarily major brokerage firms. The Company retains all economic interest in the securities it lends, retains the earnings and cash flows associated with the loaned securities and receives a fee from the borrower for the temporary use of the securities. Collateral in the form of cash, government securities and letters of credit is required at a rate of 102% – 105% of the market value of the loaned securities and is monitored and maintained by the lending agent. The securities lending collateral, excluding letters of credit, is reported as a separate line item with a corresponding liability related to the Company's obligation to return the collateral. The Company had $400.0 million in securities on loan at December 31, 2004.

(e) Cash equivalents
Cash equivalents include highly liquid short-term deposits and securities with maturities of ninety days or less at the time of purchase.

(f) Intangible assets
Identifiable intangible assets and goodwill that arise from business combinations are accounted for in accordance with SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". Identifiable intangible assets are amortized in accordance with their useful lives. Goodwill and intangible assets with indefinite useful lives are not amortized but are tested for impairment annually or more often if impairment indicators arise.

(g) Offering and registration costs
Offering and registration costs incurred in connection with common share offerings, including investment banking fees and legal fees, are deducted from the proceeds of the offerings.

(h) Foreign exchange
Assets and liabilities of foreign operations whose functional currency is not the United States dollar are translated at exchange rates in effect at the balance sheet date. Revenues and expenses of such foreign operations are translated at average exchange rates during the year. The effect of the translation adjustments for foreign operations is included in accumulated other comprehensive income. Other monetary assets and liabilities denominated in foreign currencies are revalued at the exchange rates in effect at the balance sheet date with the resulting foreign exchange gains and losses included in earnings. Revenues and expenses denominated in foreign currencies are translated at the prevailing exchange rate on the transaction date.

(i) Income taxes
The Company utilizes the liability method of accounting for income taxes. Under this method, deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance against deferred tax assets is established if and when management estimates that a portion of the deferred tax asset may not be realized in the near term.

(j) Stock-based employee compensation plans
The Company has a stock-based employee compensation plan (the "Option Plan"), which is described more fully in Note 13. Prior to 2002, the Company accounted for the Option Plan under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Effective January 1, 2002, the Company adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", prospectively to all employee awards granted, modified, or settled after January 1, 2002. Awards under the Option Plan vest over periods of up to five years. Therefore, the cost related to stock-based employee compensation included in the determination of net income for 2003 and 2002 is less than that which would have been recognized if the fair value based method had been applied to all awards granted. The cost related to stock-based employee compensation included in the determination of net income for 2004 reflects the full fair value based method applied to all grants.

The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in 2003 and 2002.

		2003		2002
Net income, as reported	$	263,437	$	102,066
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects		3,301		2,415
Deduct: *Total stock-based employee compensation expense determined* under fair value based method for all awards, net of related tax effects		(6,019)		(4,317)
Pro forma net income	**$**	**260,719**	**$**	**100,164**
Earnings per share:				
Basic – as reported	**$**	**4.19**	**$**	**1.74**
Basic – pro forma	**$**	**4.14**	**$**	**1.71**
Diluted – as reported	**$**	**4.00**	**$**	**1.73**
Diluted – pro forma	**$**	**3.96**	**$**	**1.70**

(amounts in tables expressed in thousands of U.S.$, except share and per share amounts)

(k) Earnings per share
Basic earnings per common share are calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per common share are based on the weighted average number of common shares and dilutive potential common shares outstanding during the period of calculation using the treasury stock method.

(l) Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported and disclosed amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(m) New accounting pronouncement
On December 16, 2004, the Financial Accounting Standards Board issued SFAS No. 123 (Revised 2004), "Share-Based Payment", which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", and amends SFAS No. 95, "Statement of Cash Flows". Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS 123(R) must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company expects to adopt SFAS 123(R) on July 1, 2005.

The Company adopted the fair-value-based method of accounting for share-based payments effective January 1, 2003 using the prospective method described in SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure". Currently, the company uses the Black-Scholes-Merton formula to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of SFAS 123(R) on July 1, 2005. Had we adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in section (j) of this note.

3. Investments
The amortized cost, fair value and related gross unrealized gains and losses on fixed maturity investments at December 31, 2004 and 2003 are as follows:

December 31, 2004	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government and agency securities	$ 1,188,907	$ 3,949	$ (3,993)	$ 1,188,863
Non U.S. government securities	408,557	3,136	(2,178)	409,515
Corporate securities	622,474	9,999	(2,862)	629,611
Mortgage-backed securities	929,015	5,354	(4,117)	930,252
Asset-backed securities	421,534	783	(2,384)	419,933
	$ 3,570,487	**$ 23,221**	**$ (15,534)**	**$ 3,578,174**

December 31, 2003	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government and agency securities	$ 862,945	$ 8,969	$ (2,029)	$ 869,885
Non U.S. government securities	216,469	2,231	(2,477)	216,223
Corporate securities	344,575	12,304	(1,732)	355,147
Mortgage-backed securities	764,457	8,497	(2,687)	770,267
Asset-backed securities	308,706	3,875	(794)	311,787
	$ 2,497,152	**$ 35,876**	**$ (9,719)**	**$ 2,523,309**

The following table summarizes, for all fixed maturity investments in an unrealized loss position at December 31, 2004, the aggregate fair value and gross unrealized loss by length of time the security has continuously been in an unrealized loss position.

	Less than 12 months		12 months or greater		Total	
	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
U.S. government and agency securities	$ (3,953)	$ 675,416	$ (40)	$ 7,464	$ (3,993)	$ 682,880
Non U.S. government securities	(970)	101,796	(1,208)	116,876	(2,178)	218,672
Corporate securities	(2,291)	248,816	(571)	21,889	(2,862)	270,705
Mortgage-backed securities	(3,398)	456,033	(719)	30,145	(4,117)	486,178
Asset-backed securities	(1,913)	224,622	(471)	9,667	(2,384)	234,289
	$ (12,525)	**$ 1,706,683**	**$ (3,009)**	**$ 186,041**	**$ (15,534)**	**$ 1,892,724**

At December 31, 2004, 637 fixed maturity securities were in an unrealized loss position. Of those, 87 securities had been in a continuous unrealized loss position for twelve months or greater. The unrealized loss position of these fixed maturity securities was principally a result of changes in the interest rate environment. The Company believes these impairments are temporary.

The following table summarizes the composition of the fixed maturity portfolio by investment ratings assigned by rating agencies:

Ratings	Fair Value	Percentage
U.S. government and agency securities	$ 1,188,863	33.2%
AAA / Aaa	1,779,131	49.8%
AA / Aa	179,359	5.0%
A / A	430,821	12.0%
	$ 3,578,174	**100.0%**

Contractual maturities of fixed maturity securities are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due within one year	$ 269,186	$ 269,448
Due after one year through five years	1,231,196	1,230,446
Due after five years through ten years	590,831	598,123
Due after ten years	128,725	129,972
Mortgage-backed securities	929,015	930,252
Asset-backed securities	421,534	419,933
	$ 3,570,487	**$ 3,578,174**

(amounts in tables expressed in thousands of U.S.$, except share and per share amounts)

The components of net investment income for the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Fixed maturity investments	$ 116,232	$ 70,091	$ 43,846
Investment in other ventures, under equity method	6,036	–	–
Cash and cash equivalents	3,447	3,495	479
	125,715	73,586	44,325
Investment expenses	(3,656)	(2,576)	(1,387)
Net investment income	**$ 122,059**	**$ 71,010**	**$ 42,938**

The analysis of realized gains (losses) on sales of investments for the years ended December 31, 2004, 2003 and 2002 respectively, is as follows:

	2004	2003	2002
Gross realized gains	$ 11,875	$ 13,562	$ 6,863
Gross realized losses	(5,745)	(7,844)	(133)
Net realized gains on sales of investments	**$ 6,130**	**$ 5,718**	**$ 6,730**

Included in investment in other ventures is a portfolio of alternative investment funds (the "Funds") that invest largely in senior secured distressed debt, derivatives, equity long and short positions, senior secured bank debt and high yield securities. During the year ended December 31, 2004, the Company invested $85.0 million in these Funds. At December 31, 2004 the carrying value of the Funds is $91.0 million, which approximates fair value. Certain of the Funds are subject to redemption restriction provisions (see note 9).

4. Reserve for losses and loss expenses

Reserves for losses and loss expenses are based in part upon the estimation of losses resulting from catastrophic events. Estimation of the losses and loss expenses resulting from catastrophic events based upon the Company's historical claims experience is inherently difficult because of the Company's short operating history and the possible severity of catastrophe claims. Therefore, the Company utilizes both proprietary and commercially available models, as well as historical reinsurance industry catastrophe claims experience, for purposes of evaluating future trends and providing an estimate of ultimate claims costs.

Several aspects of the Company's casualty insurance and reinsurance operations complicate the actuarial reserving techniques for loss reserves as compared to other insurance and reinsurance operations. Among these aspects are the differences in the Company's policy forms from more traditional forms, the lack of complete historical data for losses of the same type intended to be covered by the policies and contracts written by the Company, and the expectation that a portion of losses in excess of the Company's attachment levels will be low frequency and high severity in nature, limiting the utility of claims experience of other insureds for similar claims.

The Company uses statistical and actuarial methods to estimate ultimate expected losses and loss expenses. The period of time from the occurrence of a loss, the reporting of a loss to the Company, and the settlement of the Company's liability may be several years. During this period, additional facts and trends will be revealed. As these factors become apparent, case reserves will be adjusted, sometimes requiring an increase in the overall reserves of the Company, and at other times requiring a reallocation of incurred but not reported reserves to specific case reserves. These estimates are reviewed regularly, and such adjustments, if any, are reflected in earnings in the period in which they become known. While management believes that it has made a reasonable estimate of ultimate losses, the ultimate claims experience may not be as reliably predicted as may be the case with other insurance and reinsurance operations, and there can be no assurance that losses and loss expenses will not exceed the total reserves.

Activity in the reserve for losses and loss expenses for the years ended December 31, 2004, 2003 and 2002 is summarized as follows:

	2004	2003	2002
Net reserve for losses and loss expenses, January 1	$ 831,716	$ 200,840	$ –
Incurred related to:			
Current year	1,074,010	699,613	204,455
Prior years	(136,680)	(35,917)	–
Total incurred	937,330	663,696	204,455
Paid related to:			
Current year	(118,441)	(46,317)	(4,680)
Prior years	(118,253)	(40,532)	–
Total paid	(236,694)	(86,849)	(4,680)
Acquired reserves (Note 8)	–	51,645	–
Foreign exchange losses	5,106	2,384	1,065
Net reserve for losses and loss expenses, December 31	1,537,458	831,716	200,840
Losses and loss expenses recoverable	12,203	1,442	–
Reserve for losses and loss expenses, December 31	**$ 1,549,661**	**$ 833,158**	**$ 200,840**

During 2004, the Company's previously estimated ultimate losses for prior accident years were reduced by $136.7 million. The reduction in incurred losses related to prior years was the result of lower than expected loss emergence related to the 2003 and 2002 accident years and was experienced most significantly in the Company's property segments.

A significant portion of the Company's contracts and policies cover excess layers for high severity exposures. Underwriting results and ultimate claims payments for this type of coverage are therefore not typically reported to the Company until later in the contract and policy lives. As a result, the level of losses paid to date is not necessarily indicative of expected future results.

5. Reinsurance

The effects of reinsurance on premiums written and earned during the years ended December 31, 2004, 2003 and 2002 are as follows:

	Year Ended December 31, 2004		**Year Ended December 31, 2003**		**Year Ended December 31, 2002**	
	Written	Earned	Written	Earned	Written	Earned
Direct	$ 409,118	$ 399,174	$ 383,870	$ 289,974	$ 196,927	$ 86,585
Assumed and acquired	1,302,239	1,244,902	1,218,127	893,308	601,833	309,245
Ceded	(14,337)	(11,476)	(4,153)	(9,335)	(33,842)	(26,341)
	$ 1,697,020	**$ 1,632,600**	**$ 1,597,844**	**$ 1,173,947**	**$ 764,918**	**$ 369,489**

During the year ended December 31, 2004, the Company recorded reinsurance recoveries of $21.5 million (2003 – $1.4 million; 2002 – $nil) relating to losses incurred in the Property Individual Risk, Casualty Treaty Reinsurance, Property Catastrophe and Aerospace and Other Specialty Lines segments.

(amounts in tables expressed in thousands of U.S.$, except share and per share amounts)

Reinsurance ceded contracts do not relieve the Company from its obligations to policyholders. The Company remains primarily liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet the obligations assumed under the reinsurance agreements.

At December 31, 2004, the Company has no allowance for estimated uncollectible premiums receivable (2003 – $654,000).

6. Debt and financing arrangements

On August 6, 2004, the Company and its lenders replaced its existing letter of credit and revolving credit facility with a new three-year $850 million letter of credit and revolving credit facility. The full amount of the new credit facility may be used to issue letters of credit or for revolving credit borrowings. Up to $412.5 million of borrowings or letter of credit issuances under the credit facility may be secured by a portion of the investment portfolio of the individual borrower under the credit facility. The new credit facility expires on August 6, 2007. The lenders under the new credit facility are Bank of America, N.A., Barclays Bank PLC, Calyon, Comerica Bank, Commerzbank AG, Credit Suisse First Boston, Deutsche Bank AG, Goldman Sachs Credit Partners L.P., HSBC Bank USA, National Association, ING Bank N.V., JPMorgan Chase Bank, Lloyds TSB Bank plc, Merrill Lynch Bank USA, The Bank of New York, The Bank of Nova Scotia, The Bank of N.T. Butterfield & Son Limited, The Royal Bank of Scotland plc, and Wachovia Bank, National Association. The administrative agent is JPMorgan Chase Bank.

Proceeds of the revolving credit facility may be used by the Company or its subsidiaries for general corporate and working capital purposes and repurchases of its outstanding ordinary or class A shares and warrants to purchase its ordinary or class A shares. The Company cannot use more than $500 million of the proceeds for equity repurchases. The credit facility also provides for the issuance of standby letters of credit, of which up to $412.5 million may be secured by a portion of the investment portfolio of the Company. Endurance Holdings has guaranteed the obligations of its subsidiaries that are parties to the credit facility.

On December 22, 2004, the Company borrowed $143.5 million under the unsecured revolving credit facility. This amount remained outstanding at December 31, 2004.

The interest rate for revolving loans under the credit facility is either (i) the higher of (a) the Federal Funds Effective Rate plus 0.5% and (b) the prime commercial lending rate of JPMorgan Chase Bank or (ii) LIBOR plus a spread based on the Company's debt to capital ratio. For letters of credit issued on an unsecured basis, the Company is required to pay a fee ranging from 0.4% to 0.7% on the daily stated amount of such letters of credit. For letters of credit issued on a secured basis, the Company is required to pay a fee ranging from 0.2% to 0.3% on the daily stated amount of such letters of credit. In each case, the applicable fee is determined based upon the ratio of the Company's outstanding indebtedness to total capital, which is referred to as the Company's leverage ratio. If the Company fails to timely repay any revolving loan or timely reimburse any lender for a drawing under a letter of credit, the Company is obligated to pay interest on the unpaid or unreimbursed amount at the applicable rate, plus 2.0%. The Company incurred interest at an annualized rate of 2.92% on the revolving borrowing of December 22, 2004 for the remainder of the year ended December 31, 2004.

The credit facility requires the Company to pay to the lenders a facility fee that ranges from 0.10% to 0.175% of the total commitments outstanding under the credit facility depending on the Company's leverage ratio. The Company must also pay the lenders a utilization fee that ranges from 0.125% to 0.25% of the total amount of revolving loans outstanding when the aggregate amount of those loans is equal to 50% of the aggregate lending commitments outstanding under the credit facility.

The credit facility requires that the outstanding principal of revolving loans be repaid in full on August 6, 2007.

The credit facility requires the Company's compliance with certain customary restrictive covenants. These include certain financial covenants, such as maintaining a leverage ratio (no greater than 0.35:1 at any time), a consolidated tangible net worth (no less than $1.25 billion at any time), and unencumbered cash and investment grade assets in excess of the greater of $400 million or the Company's outstanding debt and letters of credit. In addition, each of the Company's regulated insurance subsidiaries that has a claims paying rating from A.M. Best must maintain a rating of at least B++ at all times. The terms of the Company's credit facility restrict the declaration or payment of dividends if the Company is already in default or the payment or declaration would cause a default under the terms of the loan facilities.

The credit facility also includes other covenants restricting such activities as:

- changes in business;
- consolidation or merger with another entity;
- disposal of assets;
- incurrence of additional indebtedness;
- incurrence of liens on our property;
- issuance of preferred or preference equity securities;
- dissolution or liquidation;
- transactions with affiliates; and
- changes of control.

It is an event of default under the credit facility if there occurs any one of the following:

- a failure of the Company to pay principal when due, interest or fees within three business days or other amounts under the credit facility following notice or demand;
- a representation made by the Company is untrue in any material respect;
- a failure by the Company to perform its covenants;
- a default in connection with other indebtedness in excess of $30 million;
- bankruptcy;
- a material ERISA violation;
- an adverse judgment in excess of $30 million;
- suspension of one or more insurance licenses, with the suspension having a material adverse effect on the Company;
- cessation of the Endurance Holdings guarantee;
- a failure of the lenders to have a first priority perfected security interest in the collateral; or
- a change in control of the Company.

Upon the occurrence of an event of default under the credit facility, the lenders can terminate their commitments under the revolving credit facility, require repayment of any outstanding revolving loans, give notice of termination of any outstanding letters of credit in accordance with their terms, require the delivery of cash collateral for outstanding letters of credit and foreclose on any security held by the lenders under the credit facility.

Given that the Company's Senior Notes (described below) and the credit facility contain cross default provisions, this may result in the holders of the Senior Notes and the lenders under the credit facility declaring such debt due and payable and an acceleration of all debt due under both the Senior Notes and the revolving credit facility. If this were to occur, the Company may not have liquid funds sufficient at that time to repay any or all of such indebtedness.

On July 15, 2004, the Company issued $250 million principal amount of 7% Senior Notes pursuant to a prospectus supplement to the Shelf Registration Statement on Form S-3 (Registration No. 333-116505) ("Shelf Registration Statement") filed on June 15, 2004 and declared effective by the U.S. Securities and Exchange Commission on June 30, 2004. The Senior Notes were offered by the underwriters at a price of 99.108% of their principal amount, providing an effective yield to investors of 7.072%, and, unless previously redeemed, will mature on July 15, 2034.

The Senior Notes are senior unsecured obligations of the Company and rank equally with the Company's existing unsecured and unsubordinated debt. The Senior Notes are also effectively junior to claims of creditors of the Company's subsidiaries, including policyholders, trade creditors, debt holders and taxing authorities.

The indenture governing the Senior Notes contains certain customary covenants, including:

- limitations on liens on the stock of restricted subsidiaries;
- restrictions as to the disposition of the stock of restricted subsidiaries; and
- limitations on consolidation, merger, amalgamation and sale of assets.

In addition, the following events constitute an event of default under the indenture governing the Senior Notes:

- a default in payment of principal or any premium under the Senior Notes when due;
- a default for 30 days in payment of any interest under the Senior Notes;
- a failure to observe or perform any other covenant or agreement in the Senior Notes or indenture, other than a covenant or agreement included solely for the benefit of a different series of debt securities, after 90 days written notice of the failure;
- certain events of bankruptcy, insolvency or reorganization; or
- a continuing default, for more than 30 days after the Company receives notice of the default, under any other indenture, mortgage, bond, debenture, note or other instrument, under which the Company or its restricted subsidiaries may incur recourse indebtedness for borrowed money in an aggregate principal amount exceeding $50 million, if the default resulted in the acceleration of that indebtedness, and such acceleration has not been waived or cured.

(amounts in tables expressed in thousands of U.S.$, except share and per share amounts)

Where an event of default occurs and is continuing, either the indenture trustee or the holders of not less than 25% in principal amount of the Senior Notes may declare the principal and accrued interest of the Senior Notes to be due and payable immediately. If an event of default occurs involving certain events of bankruptcy, insolvency or reorganization, all unpaid principal of all the Senior Notes then outstanding, and interest accrued thereon, if any, shall be due and payable immediately, without any declaration or other act on the part of the indenture trustee or any holder of the Senior Notes. At December 31, 2004, the carrying value of the Senior Notes stood at $247.8 million whilst the fair value as determined by quoted market valuation was $259.9 million. The Company was in compliance with all covenants contained within the indenture governing the Senior Notes as of December 31, 2004.

Prior to the issuance of the Senior Notes, the Company entered into an interest rate lock on a notional amount of $125 million to protect against interest rate increases before the anticipated issuance of the Senior Notes. The objective of the interest rate lock was to protect 50% of the forecasted receipt of proceeds from the issuance of the 30 year Senior Notes offering, which was subject to change due to fluctuations in the benchmark 30 year U.S. Treasury rate. Upon issuance of the Senior Notes, the interest rate lock was settled through payment of $2.7 million. The interest rate lock agreement was designated as a "cash flow hedge" under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and accordingly, the fair value of the derivative was recorded in other comprehensive income and is being recognized as a component of interest expense in the statement of income as the interest expense related to the Senior Notes affects earnings.

Prior to the establishment of the replacement letter of credit and revolving credit facility on August 6, 2004 and the issuance of Senior Notes on July 15, 2004, the Company had entered into a $192 million three-year term loan facility and a one-year $108 million letter of credit and revolving credit facility with a syndicate of commercial banks on August 13, 2002. On August 8, 2003, the Company and its lenders amended the three-year term loan facility and amended the letter of credit and revolving credit facility. The amendments extended the letter of credit and revolving credit facility for an additional year and increased the size of the letter of credit and revolving credit facility to $500 million. Interest rates on the term loan were LIBOR plus a spread that was based on the Company's debt to capital ratio. The interest rate applied to the outstanding balance averaged 2.92% in 2004 up to the repayment date (see below) and averaged 2.93% and 2.73% for the years ended December 31, 2003 and December 31, 2002, respectively.

In accordance with the terms of the Company's term loan facility, the Company prepaid $50.6 million of the outstanding principal on the term loan facility on March 5, 2003 with a portion of the proceeds from the Company's initial public offering of its ordinary shares. In addition, the Company made a further scheduled principal payment of $38.4 million on its term loan facility on September 26, 2003. On July 15, 2004, the Company used a portion of the net proceeds from the Senior Notes offering to repay the remaining $103 million term loan balance. At December 31, 2003 and 2002, the fair value of the borrowings under the term loan facility approximated the carrying value.

As part of its overall strategy to manage interest rate exposure, the Company entered into an interest rate swap contract to hedge the variable cash outflows related to the term loan facility. The contract became effective on March 27, 2003 and provided for the exchange of floating rate payments for fixed rate payments (2.62% per annum) on a declining notional amount corresponding to the outstanding principal amount of the $100 million drawn down on the term loan facility on September 27, 2002. The agreement was designated as a "cash flow hedge" under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and accordingly, the changes in fair value of the derivative were recorded in other comprehensive income and recognized as a component of interest expense in the statement of income when the variable interest expense affects earnings.

At December 31, 2003 the fair value of the interest rate swap amounted to a liability of $884,000 and is included on the balance sheet as a component of other liabilities. The fair value of the interest rate swap was estimated by calculating the net present value of expected future cash flows based on market rates at December 31, 2003. The interest rate swap contract was terminated on July 21, 2004.

The Company made aggregate interest payments of $4.8 million during the year ended December 31, 2004 (2003 – $5.1 million, 2002 – $nil).

7. Segment reporting

The determination of the Company's business segments is based on how the Company monitors the performance of its underwriting operations. The Company has six reportable business segments: property per risk treaty reinsurance, property catastrophe reinsurance, casualty treaty reinsurance, property individual risk, casualty individual risk and aerospace and other specialty lines.

- Property Per Risk Treaty Reinsurance – reinsures individual property risks of ceding companies on a treaty basis.
- Property Catastrophe Reinsurance – reinsures catastrophic perils for ceding companies on a treaty basis.
- Casualty Treaty Reinsurance – reinsures third party liability exposures from ceding companies on a treaty basis.
- Property Individual Risk – insurance and facultative reinsurance of commercial properties.
- Casualty Individual Risk – insurance and facultative reinsurance of third party liability exposures.
- Aerospace and Other Specialty Lines – insurance and reinsurance of aerospace lines and to a lesser extent of unique opportunities, including a limited number of other reinsurance programs such as surety, marine, energy, personal accident, terrorism and others.

Because the Company does not manage its assets by segment, investment income and total assets are not allocated to the individual segments. Management measures segment results on the basis of the combined ratio that is obtained by dividing the sum of the losses and loss expenses, acquisition expenses and general and administrative expenses by net premiums earned. General and administrative expenses incurred by segments are allocated directly. Remaining corporate overhead is allocated based on each segment's proportional share of gross premiums written. Group reinsurance protection and recoveries are allocated to segments based on the underlying exposures covered.

The following table provides a summary of the segment revenues and results for the year ended December 31, 2004 and the carrying value of goodwill as of December 31, 2004:

	Property Per Risk Treaty Reinsurance	Property Catastrophe Reinsurance	Casualty Treaty Reinsurance
Revenues			
Gross premiums written	$ 441,370	$ 247,009	$ 441,256
Net premiums written	436,202	244,072	438,451
Net premiums earned	464,024	234,961	378,894
Expenses			
Losses and loss expenses	284,631	65,651	257,723
Acquisition expenses	125,363	26,592	97,456
General and administrative expenses	31,451	19,912	33,339
	441,445	112,155	388,518
Underwriting income (loss)	**$ 22,579**	**$ 122,806**	**$ (9,624)**
Loss ratio	61.3%	27.9%	68.0%
Acquisition expense ratio	27.0%	11.3%	25.7%
General and administrative expense ratio	6.8%	8.5%	8.8%
Combined ratio	**95.1%**	**47.7%**	**102.5%**
Goodwill	**$ 1,938**	**$ 5,306**	**$ 1,096**

(amounts in tables expressed in thousands of U.S.$, except share and per share amounts)

	Property Individual Risk	Casualty Individual Risk	Aerospace And Other Specialty Lines
Revenues			
Gross premiums written	$ 112,900	$ 246,802	$ 222,020
Net premiums written	110,400	246,371	221,524
Net premiums earned	102,780	235,621	216,320
Expenses			
Losses and loss expenses	46,051	147,657	135,617
Acquisition expenses	12,599	23,685	44,089
General and administrative expenses	11,324	22,084	15,615
	69,974	193,426	195,321
Underwriting income	**$ 32,806**	**$ 42,195**	**$ 20,999**
Loss ratio	44.8%	62.7%	62.7%
Acquisition expense ratio	12.3%	10.1%	20.4%
General and administrative expense ratio	11.0%	9.4%	7.2%
Combined ratio	**68.1%**	**82.2%**	**90.3%**
Goodwill	**$ –**	**$ –**	**$ 9,101**

The following table provides a summary of the segment revenues and results for the year ended December 31, 2003 and the carrying value of goodwill as of December 31, 2003:

	Property Per Risk Treaty Reinsurance	Property Catastrophe Reinsurance	Casualty Treaty Reinsurance
Revenues			
Gross premiums written and acquired	$ 469,290	$ 183,594	$ 390,265
Net premiums written and acquired	469,290	184,303	387,497
Net premiums earned	296,551	174,158	284,843
Expenses			
Losses and loss expenses	179,031	33,393	178,725
Acquisition expenses	74,454	19,807	76,643
General and administrative expenses	25,021	13,738	22,537
	278,506	66,938	277,905
Underwriting income	**$ 18,045**	**$ 107,220**	**$ 6,938**
Loss ratio	60.4%	19.2%	62.7%
Acquisition expense ratio	25.1%	11.4%	26.9%
General and administrative expense ratio	8.4%	7.9%	7.9%
Combined ratio	**93.9%**	**38.5%**	**97.5%**
Goodwill	**$ 228**	**$ 2,236**	**$ 228**

		Property Individual Risk		Casualty Individual Risk		Aerospace And Other Specialty Lines
Revenues						
Gross premiums written and acquired	$	85,863	$	214,392	$	258,593
Net premiums written and acquired		83,929		214,232		258,593
Net premiums earned		65,408		173,266		179,721
Expenses						
Losses and loss expenses		23,317		118,515		130,715
Acquisition expenses		7,058		19,069		33,518
General and administrative expenses		7,955		16,882		14,524
		38,330		154,466		178,757
Underwriting income	**$**	**27,078**	**$**	**18,800**	**$**	**964**
Loss ratio		35.6%		68.4%		72.7%
Acquisition expense ratio		10.8%		11.0%		18.7%
General and administrative expense ratio		12.2%		9.7%		8.1%
Combined ratio		**58.6%**		**89.1%**		**99.5%**
Goodwill	**$**	**–**	**$**	**–**	**$**	**–**

The following table provides a summary of the segment revenues and results for the year ended December 31, 2002:

		Property Per Risk Treaty Reinsurance		Property Catastrophe Reinsurance		Casualty Treaty Reinsurance
Revenues						
Gross premiums written and acquired	$	168,054	$	178,120	$	203,566
Net premiums written and acquired		168,054		145,453		203,566
Net premiums earned		59,453		114,823		84,355
Expenses						
Losses and loss expenses		35,577		42,804		56,070
Acquisition expenses		14,607		16,885		20,597
General and administrative expenses		10,520		11,150		12,743
		60,704		70,839		89,410
Underwriting (loss) income	**$**	**(1,251)**	**$**	**43,984**	**$**	**(5,055)**
Loss ratio		59.8%		37.3%		66.5%
Acquisition expense ratio		24.6%		14.7%		24.4%
General and administrative expense ratio		17.7%		9.7%		15.1%
Combined ratio		**102.1%**		**61.7%**		**106.0%**

(amounts in tables expressed in thousands of U.S.$, except share and per share amounts)

	Property Individual Risk	Casualty Individual Risk	Aerospace And Other Specialty Lines
Revenues			
Gross premiums written and acquired	$ 62,934	$ 106,903	$ 79,183
Net premiums written and acquired	61,759	106,903	79,183
Net premiums earned	33,907	44,292	32,659
Expenses			
Losses and loss expenses	13,283	33,958	22,763
Acquisition expenses	3,406	3,978	4,540
General and administrative expenses	3,939	6,692	4,955
	20,628	44,628	32,258
Underwriting income (loss)	**$ 13,279**	**$ (336)**	**$ 401**
Loss ratio	39.2%	76.7%	69.7%
Acquisition expense ratio	10.0%	9.0%	13.9%
General and administrative expense ratio	11.6%	15.1%	15.2%
Combined ratio	**60.8%**	**100.8%**	**98.8%**

The following table reconciles total segment results to consolidated income before income taxes for the years ended December 31, 2004, 2003 and 2002, respectively:

	2004	2003	2002
Total underwriting income	$ 231,761	$ 179,045	$ 51,022
Net investment income	122,059	71,010	42,938
Net foreign exchange (losses) gains	(214)	9,883	2,312
Net realized gains on sales of investments	6,130	5,718	6,730
Amortization of intangibles	(3,990)	(3,237)	(809)
Interest expense	(9,959)	(4,238)	(984)
Consolidated income before income taxes	**$ 345,787**	**$ 258,181**	**$ 101,209**

The following table provides the geographic distribution of gross premiums written and acquired for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
United States	$ 981,642	$ 1,065,893	$ 561,000
Worldwide	432,379	383,670	160,897
Europe	157,424	80,001	32,939
Japan	28,006	27,062	13,081
Canada	23,539	14,790	7,487
Other	88,367	30,581	23,356
Total gross premiums written and acquired	**$ 1,711,357**	**$ 1,601,997**	**$ 798,760**

The Company attributes gross premiums written and acquired to the geographic region in which the risks originate.

8. Business combinations

On May 15, 2003, the Company completed a transaction with The Hartford Fire Insurance Company and HartRe Company, L.L.C. (collectively, "HartRe") to assume the majority of the in-force reinsurance business of HartRe, to acquire exclusive renewal rights to that business and to hire certain employees of HartRe necessary for the operation of the assumed business. The transaction was structured as a bordereaux quota share retrocession of the majority of HartRe's reinsurance business, a purchase of HartRe's renewal rights with respect to such business and an agreement with respect to the claims handling for the business. The effective date of the arrangement was April 1, 2003.

Some of the contracts included in HartRe's in-force reinsurance business were proportionally assumed by the Company from the original inception dates of the underlying contracts. The Company did not assume any of HartRe's historical reinsurance liabilities from expired policies.

The primary reasons for the transaction were to acquire potentially profitable business, to increase the Company's presence in the U.S. domestic reinsurance marketplace and to increase the U.S. based staff of the Company. The transaction was accounted for as a purchase method business combination in accordance with SFAS No. 141, "Business Combinations".

The initial purchase price payable by the Company was $30.5 million and the fair value of the net assets acquired was $30.3 million, resulting in $0.2 million of initial goodwill. The fair value of net assets acquired is summarized as follows:

Assets		
Cash	$	70,876
Premiums receivable, net		319,902
Acquisition cost of in-force contracts		86,153
Other identifiable intangible assets		19,563
Assets acquired		496,494
Liabilities		
Unearned premiums		414,517
Reserve for losses and loss expenses		51,645
Liabilities acquired		466,162
Net assets acquired	**$**	**30,332**

Other identifiable intangible assets include the fair value of the customer lists, including the underwriter relationships, and the non-solicit and non-compete rights purchased. These other identifiable assets are estimated to have finite lives of up to ten years and they are being amortized over such periods.

The acquisition cost of in-force contracts are included in deferred acquisition costs in the consolidated balance sheet and are amortized over the remaining terms of the related in-force contracts. The related amortization expense in the year ended December 31, 2004 of $25.5 million (2003 – $64.5 million) is included in acquisition expenses in the consolidated statements of income.

In addition to the initial purchase price, Endurance U.S. may be required to pay further amounts to HartRe. Such contingent amounts are based on the actual acquired premiums collected and on the renewal and profitability of the in-force business acquired. Upon renewal of the business acquired over the two years following April 1, 2003, commissions are due at a range of 1-5% of premiums depending on the line of business. Contingent renewal commissions are only payable to the extent they exceed $10 million for the first year following closing and $5 million for the second year following closing. The $10 million and $5 million amounts are guaranteed and constitute part of the initial purchase price. In addition, a profit sharing commission will be paid if the net loss ratio of the acquired business associated with the property treaty, property catastrophe, and aviation lines is less than a blended target loss ratio for the acquired business. The contingent profit commission will be equal to 50% of underwriting profits generated by the difference between the ultimate loss ratio and target loss ratio multiplied by the earned premiums for the acquired business.

At December 31, 2004, commissions on renewals of the in-force contracts acquired had not exceeded the minimums of $10 million for the first year following closing and $5 million for the second year following closing, and as such, no contingent renewal commissions were accrued. At December 31, 2004, based on the acquired premiums collected and earnings of the acquired business to date, the Company has accrued an additional $14.5 million in respect of contingent profit and collection commissions, with a corresponding increase in goodwill.

Operating results of the HartRe business acquired have been included in the consolidated financial statements from April 1,

(amounts in tables expressed in thousands of U.S.$, except share and per share amounts)

2003, which is the effective date of the retrocession agreement. As required by SFAS No. 141, the following selected unaudited pro forma information is provided to present a summary of the combined results of the Company and the HartRe business acquired assuming the transaction had been effected on January 1, 2002. The unaudited pro forma data is for informational purposes only and does not necessarily represent results that would have occurred if the transaction had taken place on the basis assumed above. Results recorded for the year ended December 31, 2004 would not have been impacted by this assumption.

	Year Ended December 31, 2003 (unaudited)	Year Ended December 31, 2002 (unaudited)
Net premiums written and acquired	$ 1,874,374	$ 1,025,861
Total revenues	$ 1,345,974	$ 522,223
Total expenses	$ 1,074,885	$ 404,901
Net income	$ 271,089	$ 117,322
Basic earnings per share	$ 4.31	$ 2.00
Diluted earnings per share	$ 4.11	$ 1.99

On May 16, 2002, the Company completed a transaction with LaSalle Re Limited ("LaSalle"), its parent, LaSalle Re Holdings Limited, and the ultimate parent of LaSalle, Trenwick Group Ltd. LaSalle is a Bermuda domiciled reinsurance company. The transaction was structured as a bordereaux quota share retrocession agreement, effective April 1, 2002, a purchase of renewal rights, a transfer and purchase agreement and an administrative services agreement. The Company did not assume any of LaSalle's historical reinsurance liabilities. The primary reasons for the transaction were to increase the Company's presence in the property catastrophe marketplace and to increase the Bermuda-based staff of the Company. The transaction was accounted for as a purchase method business combination in accordance with SFAS No. 141, "Business Combinations".

The initial purchase price payable by the Company was $25.6 million and the fair value of the net assets acquired was $24.7 million, resulting in $0.9 million of initial goodwill recorded in 2002. The goodwill generated relates entirely to the property catastrophe reinsurance business segment.

The fair value of net assets acquired is summarized as follows:

Assets	
Premiums receivable, net	$ 72,643
Prepaid reinsurance premiums	21,490
Acquisition cost of in-force contracts	11,513
Other identifiable intangible assets	14,205
Other assets	440
Assets acquired	120,291
Liabilities	
Unearned premiums	88,558
Reinsurance balances payable	5,575
Accrued liabilities	1,410
Liabilities acquired	95,543
Net assets acquired	**$ 24,748**

Other identifiable intangible assets include the fair value of the customer lists, including the underwriter relationships, and the non-solicit and non-compete rights purchased. These other identifiable assets are estimated to have finite lives of up to ten years and they are being amortized over such periods.

The acquisition cost of in-force contracts was included in deferred acquisition costs in the consolidated balance sheet and was amortized pro-rata over the remaining terms of the related in-force contracts. The related amortization expense for the year ended December 31, 2004 is $nil (2003 – $1.0 million; 2002 – $10.5 million) and is included in acquisition expenses in the consolidated statements of income.

In addition to the initial purchase price, during the year ended December 31, 2003, the Company paid to LaSalle further commissions of $1.3 million based on the profitability of the April 1, 2002 in-force contracts acquired in accordance with the terms of the bordereaux quota share retrocession agreement. This profit sharing commission was recorded in 2003 as an increase in goodwill. At December 31, 2004, there were no further amounts payable to LaSalle under any of the agreements.

Operating results of the LaSalle business acquired have been included in the consolidated financial statements from April 1, 2002, which is the effective date of the retrocession agreement.

As required by SFAS No. 141, the following selected unaudited pro forma information is being provided to present a summary of the combined results of the Company and the LaSalle business acquired assuming the transaction had been effected on January 1, 2002. The unaudited pro forma data is for informational purposes only and does not necessarily represent results that would have occurred if the transaction had taken place on the basis assumed above. Results recorded for the years ended December 31, 2004 and 2003 would not have been impacted by this assumption.

Year Ended December 31, 2002 – unaudited

Net premiums written	$	790,010
Total revenues	$	446,561
Total expenses	$	331,643
Net income	$	115,775
Basic earnings per share	$	1.97
Diluted earnings per share	$	1.97

The carrying value of the Company's goodwill from business combination transactions was $17.4 million at December 31, 2004 (2003 – $2.7 million) and is included in intangible assets. Estimated amortization expense on the Company's other identifiable intangible assets for the next five years as of December 31, 2004 is as follows:

Year Ending December 31,		Amount
2005	$	4,694
2006		4,506
2007		4,199
2008		3,276
2009		3,276
	$	**19,951**

9. Commitments and contingencies

Concentrations of credit risk – As of December 31, 2004, substantially all the Company's cash and investments were held by two custodians. The Company's investment guidelines limit the amount of credit exposure to any one issuer other than the U.S. Treasury and other government obligations rated AAA.

Major production sources – During the year ended December 31, 2004, the Company obtained 72% of its gross premiums written through three brokers: Aon Corporation ("Aon") – 31.2%, Marsh & McLennan Companies, Inc. – 28.2%, and Willis Companies – 12.5%.

Letters of credit – As of December 31, 2004, the Company's bankers had issued letters of credit of $260.9 million in favor of certain ceding companies.

Investment commitments – As of December 31, 2004, the Company had committed cash and cash equivalents and fixed maturity investments of $234.5 million in favor of certain ceding companies to collateralize obligations. As of December 31, 2004, the Company has also pledged $294.0 million of its fixed maturity investments as collateral to secure $260.9 million in letters of credit outstanding under its credit facility. In addition, at December 31, 2004, cash and fixed maturity investments with a fair value of $3.3 million were on deposit with U.S. state regulators.

The Company is subject to certain commitments with respect to the investments in other ventures acquired during the year ended December 31, 2004. Of the year end balance of $91.0 million, $40.5 million is subject to redemption restriction provisions of two years from date of acquisition and $15.5 million is subject to redemption restriction provisions of three years from acquisition. At December 31, 2004, the Company was committed to investing a further $7.5 million in an alternative investment fund.

Employment agreements – The Company has entered into employment agreements with certain officers that provide for option awards, executive benefits and severance payments under certain circumstances.

Operating leases – The Company leases office space and office equipment under operating leases. Future minimum lease commitments at December 31, 2004 are as follows:

Year Ending December 31,		Amount
2005	$	6,185
2006		5,672
2007		5,722
2008		5,830
2009		5,455
2010 and thereafter		19,219
	$	**48,083**

(amounts in tables expressed in thousands of U.S.$, except share and per share amounts)

Total rent expense under operating leases for the year ended December 31, 2004 was $5,919,000 (2003 – $3,837,000; 2002 – $895,000).

Legal proceedings – The Company is party to various legal proceedings generally arising in the normal course of its business. While any proceeding contains an element of uncertainty, the Company does not believe that the eventual outcome of any litigation or arbitration proceeding to which it is presently a party could have a material adverse effect on its financial condition or business. Pursuant to the Company's insurance and reinsurance agreements, disputes are generally required to be finally settled by arbitration.

Endurance Holdings, Endurance U.S. and three employees of one of Endurance Holdings' subsidiaries have been named in a lawsuit filed on November 18, 2004 in the Court of Common Pleas in Hamilton County, Ohio. The suit alleges misappropriation of trade secrets from the employees' former employer, Great American Insurance Company, and related entities and asserts other related claims. On December 22, 2004, the Company and the other defendants filed motions to dismiss the lawsuit for lack of personal jurisdiction over the defendants. These motions are pending.

On January 5, 2005, Endurance U.S. received a subpoena from the Office of the Attorney General of the State of New York (the "NYAG") in connection with its investigation into contingent commission arrangements with brokers. Although the subpoena was addressed to Endurance U.S., it called for the production of documents from all affiliates of Endurance Holdings. Among other things, the subpoena seeks documents concerning efforts by any insurance broker to exclude or limit an insurance company's access to the insurance market and documents concerning efforts or requests by any insurance broker to manipulate bids or price quotes, or submit false or inflated bids or price quotes in insurance markets. The Company provided the NYAG with an initial set of documents responsive to the subpoena on January 21, 2005 and additional document production is continuing.

10. Shareholders' equity

The Company's share capital at December 31, 2004, 2003 and 2002 is comprised as follows:

	2004	2003	2002
Authorized – $1.00 par value each	**120,000,000**	**120,000,000**	**120,000,000**
Issued, outstanding and fully paid:			
Ordinary common shares – $1.00 par value each	61,254,992	63,912,000	54,061,185
Class A common shares – $1.00 par value each	–	–	938,815
Total common shares	**61,254,992**	**63,912,000**	**55,000,000**

On June 15, 2004, the Company filed an unallocated universal Shelf Registration Statement on Form S-3 (Registration No. 333-116505) that was declared effective by the Securities and Exchange Commission on June 30, 2004. The Shelf Registration Statement permits the Company to issue, in one or more offerings, up to $500 million of debt, equity, trust preferred securities or a combination of the above. In addition to the $500 million of securities eligible to be sold from time to time by the Company, the Shelf Registration Statement also registers for possible future sales up to 38,069,699 ordinary shares beneficially owned by certain of the Company's founding shareholders. The registration of the founding shareholders' ordinary shares does not obligate these shareholders to offer or sell any of these shares. The Company will not receive any proceeds from any sale of shares by the selling shareholders.

On May 21, 2004, the Company repurchased 2,036,834 of its ordinary shares from one of its initial investors. The purchase price was $31.779 per share, representing a 1% discount to the closing market price per share on May 21, 2004. The purchase price totaled $64.7 million. The Company used existing cash on hand to fund the repurchase. The Company also announced a share repurchase program under which the Company may repurchase up to 2.0 million additional ordinary shares or share equivalents. The repurchases will be accomplished in open market or privately negotiated transactions, from time to time, depending on market conditions. The share repurchase program is currently authorized to continue until May 2006. During 2004, the Company repurchased 806,800 of its ordinary shares under this program at an average price of $33.13 per share.

On March 9, 2004, certain of the Company's founding shareholders consummated a secondary public offering of the Company's ordinary shares. The ordinary shares sold in the offering were registered under the Securities Act of 1933, as amended, on a Registration Statement on Form S-1 (Registration No. 333-112258) that was declared effective by the Securities and Exchange Commission on March 3, 2004. Of the ordinary shares registered under the Registration Statement, 8,850,000 were sold at a price to the public of $34.85 per share. The underwriters had an option, exercisable until April 2, 2004, to acquire up to an additional 1,327,500 ordinary shares registered on the Registration Statement to cover over-allotments. On March 12, 2004, the underwriters exercised this option to purchase an additional 944,500 ordinary shares at a price of $34.85 per share. All of the ordinary shares were sold by certain founding shareholders and neither the Company nor any of its officers or directors received any proceeds from the offering.

On December 7, 2004, Aon Corporation completed the sale of 9,800,000 of the Company's ordinary shares. Goldman, Sachs & Co. purchased the ordinary shares from Aon Corporation at a purchase price of $32.70 and subsequently sold the shares to public investors. All of the ordinary shares were sold by Aon Corporation and its subsidiaries and neither the Company nor any of its officers or directors received any proceeds from the offering. The ordinary shares were sold under the Company's existing Shelf Registration Statement on Form S-3. Aon Corporation retains 111,000 ordinary shares and warrants to purchase 4,099,200 of the Company's ordinary shares.

On October 3, 2003, all Class A common shareholders converted their Class A common shares on a one for one basis into Ordinary common shares.

On August 20, 2003, the Company repurchased 750,000 of its ordinary shares at $27.06 per share. The closing market price per share on August 19, 2003 was $27.90.

On March 5, 2003, Endurance Holdings completed an initial public offering which resulted in the issuance of 9,600,000 of its ordinary shares. The ordinary shares are listed for trading on the New York Stock Exchange under the symbol "ENH". Total proceeds received net of underwriting discounts and other offering expenses were $201.5 million. Net proceeds were credited to shareholders' equity. Pursuant to the terms of its term loan facility, upon consummation of the public offering, the Company repaid $50.6 million of its outstanding principal under the term loan. The Company invested the remaining net proceeds of the offering in fixed maturity investments.

In conjunction with the capitalization of the Company, certain shareholders have been issued warrants. On December 14, 2001, 9,292,490 warrants were issued with a total estimated fair value of $51.9 million. The fair value of each warrant issued was estimated on the date of grant using the Black-Scholes option-pricing model. The volatility assumption used, of approximately 19%, was derived from an average of the historical ten-year volatility of two insurance industry indices. An allowance of 30% was provided to recognize the start-up nature of the Company's operations and for the illiquidity associated with the private status of the Company's shares. The other assumptions used in the option-pricing model are as follows: risk-free interest rate of 4.5%, expected life of ten years and a dividend yield of nil.

At December 31, 2004, 7,202,347 warrants are outstanding. Such warrants are exercisable for Ordinary and Class A common shares as follows:

Ordinary common shares	6,601,417
Class A common shares	600,930
	7,202,347

These outstanding warrants, which have an exercise price of $18.87 per share, become exercisable upon capitalization of the Company on December 14, 2001, and expire on December 14, 2011.

11. Earnings per share

The Company follows SFAS No. 128, "Earnings per Share", to account for its weighted average shares. Basic earnings per common share are calculated by dividing net income available to holders of Endurance Holdings' ordinary shares and class A shares (collectively referred to as "common shares") by the weighted average number of common shares outstanding. In addition to the actual common shares outstanding, the weighted average number of common shares included in the basic earnings per common share calculation also includes the fully vested restricted share units discussed in Note 13. Diluted earnings per common share are based on the weighted average number of common shares and dilutive potential common shares outstanding during the period of calculation using the treasury stock method.

(amounts in tables expressed in thousands of U.S.$, except share and per share amounts)

The following tables set forth the computation of basic and diluted earnings per share for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Numerator:			
Net income available to common shareholders	$ 355,584	$ 263,437	$ 102,066
Denominator:			
Weighted average shares – basic			
Ordinary shares outstanding	62,578,644	62,820,625	58,698,630
Vested restricted share units outstanding	202,662	112,150	–
	62,781,306	62,932,775	58,698,630
Share equivalents:			
Unvested restricted share units	–	2,172	–
Warrants	3,186,814	2,117,685	159,034
Options	1,315,141	847,293	–
Weighted average shares – diluted	67,283,261	65,899,925	58,857,664
Basic earnings per common share	$ 5.66	$ 4.19	$ 1.74
Diluted earnings per common share	$ 5.28	$ 4.00	$ 1.73

The following table sets forth dividends declared in the years ended December 31, 2004, 2003, and 2002 respectively.

	2004	2003	2002
Dividends declared per common share	$ 0.81	$ 0.32	$ –

12. Related party transactions

Certain founding shareholders, including Aon and Zurich Financial Services Group ("Zurich"), received warrants (see Note 10). Certain founding shareholders also received $29 million, in the aggregate, for assistance with the Company's private offering completed on December 14, 2001. Zurich ceased to be an affiliate upon the repurchase of shares by the Company on September 27, 2002.

During the years ended December 31, 2004, 2003 and 2002 the Company was party to agreements with various affiliates of Aon and Zurich as follows (Zurich excluded from 2004 and 2003 data):

Underwriting activities – In the normal course of business, the Company enters into reinsurance contracts with various subsidiaries of Aon and Zurich. Such contracts resulted in net premiums earned of $11.3 million, losses and loss expenses of $9.4 million and acquisition expenses of $1.2 million for the year ended December 31, 2004. As of December 31, 2004, related reinsurance premiums receivable totaled $4.3 million. During the year ended December 31, 2004, an affiliate of Aon produced 31.2% of the Company's gross premiums written.

For the year ended December 31, 2003, such contracts resulted in net premiums earned of $0.3 million and losses and loss expenses of $0.2 million. As of December 31, 2003, there were no related reinsurance premiums receivable. During the year ended December 31, 2003, an affiliate of Aon produced 29.4% of the Company's gross premiums written.

For the year ended December 31, 2002, such contracts resulted in net premiums earned of $30.7 million, losses and loss expenses of $17.5 million and acquisition expenses of $7.0 million. As of December 31, 2002, there were related reinsurance premiums receivable of $45.4 million. During the year ended December 31, 2002, an affiliate of Aon produced 36.6% of the Company's gross premiums written.

In addition, the Company pays brokerage fees and commissions to Aon and its affiliates, which vary based on the amount of business produced. During the years ended December 31, 2004, 2003 and 2002, the Company incurred $32.1 million, $22.1 million, and $10.6 million respectively, in brokerage fees and commissions in connection with these transactions.

For purposes of these related party calculations, gross premiums written excludes premiums acquired in business combination transactions – see Note 8.

Analytical services – The Company utilized certain analytical services and licensed technology from an affiliate of Aon during the year ended December 31, 2002. Fees incurred of $109,000 pursuant to the agreement were included in general and administrative expenses for the year ended December 31, 2002. This agreement was terminated in 2002.

Financial accounting and administrative services – An affiliate of Aon performed certain financial accounting and administrative services for the Company during the year ended December 31, 2002. Fees incurred of $260,000 pursuant to the agreement were included in general and administrative expenses. This agreement was terminated in 2002.

Investment management services – The Company utilized the services of a wholly-owned subsidiary of Zurich to perform portions of its short-term investment and cash management and provide investment accounting services. Under the terms of the investment management agreement, which is subject to the Company's investment guidelines and other restrictions, the Company pays a fee based on the value of its cash and investment portfolio. The Company expensed related investment management and accounting fees of $277,000 during the year ended December 31, 2002.

Office services – The Company rented office space and received limited administrative services from various Bermuda based subsidiaries of Zurich until April 5, 2002. Rent and office services fees for the year ended December 31, 2002 of $419,000 were paid and the expense is recorded in general and administrative expenses. This arrangement was terminated in 2002.

13. Stock-based employee compensation plans

The Company has a stock-based employee compensation plan (the "Option Plan") which provides for the grant of options to purchase the Company's common shares, share appreciation rights, restricted share units, share bonuses and other equity incentive awards to key employees. Under the terms of the Option Plan, a total of 4,986,975 common shares have been reserved for issuance.

At December 31, 2004, 3,670,290 options had been granted with vesting dates between December 14, 2001 and July 14, 2007 and 861,111 restricted share units had been granted with vesting dates between March 1, 2003 and October 20, 2009. Activity with respect to the Option Plan for the years ended December 31, 2004, 2003 and 2002 was as follows:

	2004	2003	2002
Options outstanding, beginning of year	3,436,881	3,291,631	2,662,290
Options granted	65,000	204,250	738,750
Options forfeited	(50,500)	(47,000)	(109,409)
Options exercised	(197,690)	(12,000)	–
Options outstanding, end of year	**3,253,691**	**3,436,881**	**3,291,631**
Exercisable options, end of year	**2,230,596**	**1,717,186**	**775,030**
Restricted share units outstanding, beginning of year	145,437	–	–
Restricted share units granted	729,428	145,437	–
Restricted share units forfeited	(15,824)	–	–
Restricted share units settled	(45,561)	–	–
Restricted share units outstanding, end of year	**813,480**	**145,437**	**–**
Vested restricted share units, end of year	**217,816**	**134,776**	**–**

(amounts in tables expressed in thousands of U.S.$, except share and per share amounts)

The following table illustrates certain weighted average exercise price data for the years ended December 31, 2004, 2003 and 2002 respectively:

		2004		2003		2002
Weighted average exercise prices of:						
Options granted	$	33.90	$	24.28	$	20.00
Options forfeited	$	19.58	$	19.92	$	20.00
Options exercised	$	19.00	$	19.82	$	–

The total intrinsic value of options exercised during 2004 was $2.9 million (2003 – $0.1 million). The weighted average remaining contract life of options outstanding at December 31, 2004 is 7.2 years. The range of exercise prices for all options outstanding at December 31, 2004 under the Option Plan was $18.87 – $33.91 per share. The weighted average exercise price of options outstanding at December 31, 2004 was $19.43 (2003 – $19.95). The weighted average exercise price of exercisable options at December 31, 2004 was $19.41 (2003 – $19.84) and their weighted average remaining contract life was 7.1 years. There were no options that expired during the years ended December 31, 2004, 2003 and 2002. The maximum term of an option is 10 years.

The weighted average fair value of options granted during 2004 was $14.04 per share (2003 – $9.62 per share; 2002 – $6.23 per share). The fair value of each option issued was estimated on the date of grant using the Black- Scholes option-pricing model. The volatility assumptions used, of approximately 20% (2003 – 20%; 2002 – 19%), was derived from an average of the historical ten-year volatility of two insurance industry indices. In 2002, an allowance of 20% to 30% was made to recognize the start-up nature of the Company's operations and for the illiquidity associated with the private status of the Company's shares. No such allowance was applied in 2004 or 2003. The other assumptions used in the option-pricing model were as follows: risk free interest rate of 4.0% to 4.2% (2003 – 3.7% to 3.9%; 2002 – 3.8% to 5.2%), expected life of ten years (2003 and 2002 – ten years) and a dividend yield of nil (2003 and 2002 – nil) as the exercise prices of all options are reduced for any dividends paid.

During the year ended December 31, 2004, the Company granted 592,994 unvested restricted share units (2003 – 10,600; 2002 – nil) with a fair value of $19.4 million (2003 – $0.3 million). Unvested restricted share units are granted subject to vesting provisions which are generally five years and are automatically settled upon vesting.

On March 1, 2004, the Company settled $4.2 million of its 2003 annual bonus obligations to certain employees with grants of 124,128 fully vested restricted share units. On March 1, 2003, the Company settled $3.1 million of its 2002 annual bonus obligations to certain employees with grants of 133,389 fully vested restricted share units. In both cases the restricted share units will be automatically settled over a three year period. The fair value of the restricted share units at the date of grant was equal to the bonus obligation recognized during the years ended December 31, 2003 and 2002, and as such, no additional compensation expense has been recognized in subsequent years.

At the Company's exclusive option, the restricted share units may be settled in cash, ordinary shares or in a combination thereof. Holders of restricted share units receive additional incremental restricted share units when the Company pays dividends on its common shares. During the year ended December 31, 2004, 12,306 restricted share units (2003 – 1,448; 2002 – nil) with a fair value of $0.4 million (2003 – $45,000) were granted to holders of restricted units in lieu of dividends.

At December 31, 2004, compensation cost not yet recognized related to non-vested awards was $16.7 million. This expense is expected to be recognized between 2005 and 2009, with approximately 47% expected to be recognized in 2005.

14. Pension plan

The Company provides pension benefits to eligible employees through various defined contribution plans sponsored by the Company. Under the Company's defined contribution plans, the Company makes contributions to its employees' accounts in amounts ranging from 4% to 10% of its employees' eligible earnings. In addition, under certain defined contribution plans, employee contributions may be supplemented by matching contributions made by the Company based on the level of employee contribution. Lastly, the Company may provide additional contributions, depending on its annual financial performance.

The employee and Company contributions in the defined contribution plans are invested at the election of each employee in one or more of several investment portfolios offered by third party investment advisors. Contributions for the year ended December 31, 2004 resulted in an expense of $4.1 million being recorded in earnings (2003 – $2.0 million; 2002 – $0.6 million).

15. Statutory requirements and dividend restrictions

As a holding company, Endurance Holdings relies on dividends from Endurance Bermuda to provide cash flow required for debt service and dividends to shareholders. Endurance Bermuda's ability to pay dividends and make capital distributions is subject to certain regulatory restrictions based principally on the amount of Endurance Bermuda's premiums written and net reserves for losses and loss expenses, subject to an overall minimum capital and surplus requirement of $100 million. In addition, Endurance Bermuda is required to maintain a minimum statutory liquidity ratio. At December 31, 2004, Endurance Bermuda's statutory capital and surplus was $2.0 billion and the minimum amount of statutory capital and surplus required to be maintained was $0.6 billion.

Under the jurisdiction of the United Kingdom's Financial Services Authority ("FSA"), Endurance U.K. must maintain a margin of solvency at all times, which is determined based on the type and amount of insurance business written. The FSA regulatory requirements impose no explicit restrictions on Endurance U.K.'s ability to pay a dividend, but Endurance U.K. would have to notify the FSA 28 days prior to any proposed dividend payment. At December 31, 2004, 2003 and 2002, these requirements had been met.

Endurance U.S. is subject to regulation by the State of New York Insurance Department. Dividends may only be declared or distributed out of earned surplus. At December 31, 2004, Endurance U.S. did not have earned surplus, therefore Endurance U.S. is precluded from declaring or distributing any dividend during 2005 without the prior approval of the Superintendent of the State of New York Insurance Department.

16. Taxes

The Company is not required to pay any income or capital gains taxes in Bermuda. The Company has received an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act of 1966 of Bermuda, as amended, that in the event any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not be applicable to the Company until March 28, 2016 provided that the assurance is subject to the condition that it will not prevent the application of any taxes payable by the Company in respect of real property or leasehold interests in Bermuda held by it. Endurance Bermuda intends to operate in a manner such that it will owe no United States tax other than premium excise tax and withholding taxes on certain investments.

The Company's subsidiaries based in the United Kingdom and United States are subject to income taxes in their respective jurisdictions.

The income tax benefit was as follows for the years ended December 31, 2004, 2003 and 2002, respectively:

	2004	2003	2002
Current income tax benefit	$ –	$ 20	$ 487
Deferred income tax benefit	9,790	5,236	370
	$ 9,790	**$ 5,256**	**$ 857**

The actual income tax benefit attributable to income for the years ended December 31, 2004, 2003 and 2002 differed from the amount computed by applying the combined effective rate of 0% under Bermuda law to income before income tax benefit, as a result of the following:

	2004	2003	2002
Computed expected tax expense	$ –	$ –	$ –
Tax benefit effect of foreign taxes	9,790	5,256	857
	$ 9,790	**$ 5,256**	**$ 857**

(amounts in tables expressed in thousands of U.S.$, except share and per share amounts)

Deferred income taxes represent the tax effect of the differences between the book and tax bases of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following as of December 31, 2004, 2003 and 2002:

	2004	2003	2002
Deferred income tax assets:			
Unearned premiums	$ 16,009	$ 14,105	$ –
Loss reserves	7,149	3,440	–
Net operating loss carry forward	10,697	5,120	–
Net unrealized investment losses	227	–	–
Other	2,405	451	993
	36,487	23,116	993
Deferred income tax liabilities:			
Deferred acquisition costs	(18,808)	(15,856)	–
Net unrealized investment gains	–	(514)	(1,337)
Other	(1,547)	(456)	–
	(20,355)	(16,826)	(1,337)
Net deferred income tax asset (liability)	**$ 16,132**	**$ 6,290**	**$ (344)**

The Company paid income taxes totaling $1,633,000 and $20,000 for the years ended December 31, 2004 and 2003, respectively. There were no payments of income tax made prior to 2003. Net operating loss carryforwards in the amount of $33.2 million are available for application against future taxable income and will begin expiring in 2023.

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the remaining deferred tax assets.

17. Condensed unaudited quarterly financial data

The following is a summary of the unaudited quarterly data for the year ended December 31, 2004:

	Quarter Ended March 31, 2004	Quarter Ended June 30, 2004	Quarter Ended September 30, 2004	Quarter Ended December 31, 2004
Net premiums earned	$ 415,826	$ 395,987	$ 409,487	$ 411,300
Net investment income	24,675	28,944	30,978	37,462
Net foreign exchange (loss) gains	(3,159)	(2,879)	3,089	2,735
Net realized gains (losses) on sales of investments	5,176	(614)	814	754
Total revenue	**$ 442,518**	**$ 421,438**	**$ 444,368**	**$ 452,251**
Losses and loss expenses	**$ 222,009**	**$ 189,208**	**$ 308,255**	**$ 217,858**
Acquisition expenses	**$ 85,518**	**$ 82,667**	**$ 81,147**	**$ 80,452**
Net income	**$ 100,872**	**$ 114,756**	**$ 26,848**	**$ 113,108**
Basic earnings per share	**$ 1.57**	**$ 1.81**	**$ 0.43**	**$ 1.83**
Diluted earnings per share	**$ 1.47**	**$ 1.69**	**$ 0.40**	**$ 1.71**

The following is a summary of the unaudited quarterly data for the year ended December 31, 2003:

	Quarter Ended March 31, 2003	Quarter Ended June 30, 2003	Quarter Ended September 30, 2003	Quarter Ended December 31, 2003
Net premiums earned	$ 189,653	$ 292,466	$ 335,830	$ 355,998
Net investment income	14,356	16,666	18,736	21,252
Net foreign exchange gains	2,506	2,088	2,123	3,166
Net realized gains (losses) on sales of investments	4,404	3,513	(932)	(1,267)
Total revenue	**$ 210,919**	**$ 314,733**	**$ 355,757**	**$ 379,149**
Losses and loss expenses	**$ 104,145**	**$ 165,531**	**$ 198,665**	**$ 195,355**
Acquisition expenses	**$ 34,560**	**$ 57,481**	**$ 69,382**	**$ 69,126**
Net income	**$ 51,201**	**$ 66,791**	**$ 56,543**	**$ 88,902**
Basic earnings per share	**$ 0.88**	**$ 1.03**	**$ 0.88**	**$ 1.39**
Diluted earnings per share	**$ 0.86**	**$ 0.99**	**$ 0.83**	**$ 1.31**

Shareholder information

Headquarters
Endurance Specialty Holdings Ltd.
Wellesley House, 90 Pitts Bay Road, Pembroke HM 08, Bermuda
+1 441 278 0400

Investor information
To obtain a Form 10-K or other financial information,
visit the company's web site at: www.endurance.bm or write:
Investor relations
Endurance Specialty Holdings Ltd.
Suite No. 784, Hamilton HM 11, Bermuda

Transfer agent and registrar
EquiServe Trust Company, N.A.
P.O. Box 43010, Providence, RI 02940-3023
+1 781 575 3400 www.equiserve.com

Independent registered public accounting firm
Ernst & Young LLP
Reid Hall, 3 Reid Street, Hamilton HM 11, Bermuda

Ordinary shares
Our ordinary shares began publicly trading on February 28, 2003 on the NYSE under the symbol "ENH". Prior to that time, there was no trading market for our ordinary shares. The following table sets forth, for the fiscal quarters and periods indicated, the high and low sales prices per ordinary share as reported on the NYSE since our initial public offering on February 28, 2003:

	2004 price range		2003 price range	
	High	Low	High	Low
First quarter	$ 35.70	$ 32.11	$ 25.40	$ 22.40
Second quarter	$ 37.20	$ 32.00	$ 31.65	$ 23.95
Third quarter	$ 35.16	$ 31.80	$ 32.17	$ 27.05
Fourth quarter	$ 34.50	$ 30.50	$ 34.00	$ 28.46

The approximate number of record holders of our ordinary shares as of February 21, 2005 was 31, not including beneficial owners of shares registered in nominee or street name.

Management certifications
The certifications of our chief executive officer and our chief financial officer required under Section 302 of the Sarbanes-Oxley Act of 2002 have been filed as exhibits to our Annual Report on Form 10-K, which is available on our web site at www.endurance.bm and from the SEC at www.sec.gov. In 2004, we also filed the CEO certification as required by the New York Stock Exchange.

Board of directors

John Baily
Retired Partner, PricewaterhouseCoopers
- Audit Committee, Chairman

Norman Barham
Retired Vice Chairman and President of Global Operations, Marsh, Inc.
- Underwriting Committee

Galen Barnes
Retired President and Chief Operating Officer, Nationwide Mutual Insurance
- Underwriting Committee

William Bolinder
President and Chief Executive Officer, Acadia Trust N.A.
- Underwriting Committee, Chairman

Anthony DiNovi
Managing Director, Thomas H. Lee Partners, L.P.
- Compensation Committee, Chairman
- Investment Committee
- Nominating and Corporate Governance Committee

Charles Froland
Managing Director, GM Investment Management Corp.
- Compensation Committee
- Investment Committee

Kenneth LeStrange
Chairman of the Board, President and Chief Executive Officer, Endurance Holdings

Brendan O'Neill
Retired Chief Executive Officer, ICI PLC
- Audit Committee

Richard Perry
President, Perry Corp.
- Compensation Committee
- Investment Committee, Chairman
- Nominating and Corporate Governance Committee

Richard Schifter
Partner, Texas Pacific Group
- Compensation Committee
- Investment Committee

Robert Spass
Chairman of the Board, Capital Z Partners, Ltd.
- Audit Committee
- Nominating and Corporate Governance Committee, Chairman

Executive officers

Kenneth LeStrange
Chairman, President and Chief Executive Officer, Endurance Holdings

Thomas Bell
Executive Vice President, Endurance Holdings

Mark Boucher
Chief Executive Officer, Endurance U.K.

Steven Carlsen
Chairman, Underwriting Committee;
Chairman, Endurance Services; Chairman, Endurance U.S.

David Cash
President, Endurance Bermuda;
Chief Actuary & Chief Risk Officer, Endurance Holdings

John Del Col
General Counsel and Secretary, Endurance Holdings

Michael Fujii
President and Chief Executive Officer, Endurance U.S. Insurance

William Jewett
President, Endurance U.S.

James Kroner
Chief Financial Officer, Endurance Holdings

John O'Connor
President and Chief Operating Officer, Endurance Services

Endurance at a glance

Endurance Specialty Insurance Ltd. (Bermuda)

Severity driven risks
- Property-cat & per risk treaty
- Severity driven casualty treaty
- Excess casualty
- Professional liability / E&O
- Healthcare
- Aviation
- North American direct property

Endurance Reinsurance Corporation of America (U.S.)

Frequency driven risks
- Property reinsurance
- Casualty reinsurance

Endurance Worldwide Insurance Limited (U.K.)

Non-U.S. risks
- Non-North American property treaty
- European direct property

Endurance Group Ratings

A.M. Best:	**A (Excellent)**
Standard & Poor's:	**A-**
Moody's:	**A2**